UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE *SECURITIES EXCHANGE ACT OF 1934*

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE *SECURITIES EXCHANGE ACT OF 1934*

For the fiscal year ended **December 31, 2002** (with other information to April 30, 2003 except where noted)

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE *SECURITIES EXCHANGE ACT OF 1934*

For the transition period from _____ to _____

CIK Number 0000865492
Commission file number 0-18760

GREAT BASIN GOLD LTD.
(Exact name of Registrant specified in its charter)

GREAT BASIN GOLD LTD.
(Translation of Registrant's name into English)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value
(Title of Class)

487867.6

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.   None

Number of outstanding shares of Great Basin's only class of capital stock as on December 31, 2002.
46,861,364 Common Shares Without Par Value

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the *Securities Exchange Act of 1934* during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

NOT APPLICABLE

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [x]   Item 18 [ ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the *Securities Exchange Act of 1934* subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

CURRENCY AND EXCHANGE RATES

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian dollars. On April 30, 2003, the Federal Reserve noon rate for Canadian Dollars was US$1.00:Cdn$1.4335 (see Item 3 for further historical exchange rate information).

TABLE OF CONTENTS

<u>**PART 1**</u>

ITEM 1 **IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS**

Not applicable (this is an Annual Report only)

ITEM 2 **OFFER STATISTICS AND EXPECTED TIMETABLE**

Not applicable (this is an Annual Report only)

ITEM 3 **KEY INFORMATION**

A. **Selected Financial Data**

The following constitutes selected financial data for Great Basin for the last five fiscal years ended December 31, 2002, in Canadian dolla rs, presented in accordance with Canadian generally accepted accounting principles ("GAAP") and United States GAAP.

(C$000)	As at December 31				
Balance Sheet Data	**2002**	**2001**	**2000**	**1999**	**1998**
Total assets (Cdn GAAP)	$ 21,232	$ 13,113	$ 22,654	$ 17,124	$ 9,617
Total assets (US GAAP)	21,959	13,113	22,654	17,124	9,617
Total liabilities (Cdn GAAP)	2,189	26	470	108	216
Share capital and contributed surplus (Cdn GAAP)	67,427	55,953	57,985	39,511	26,269
Share capital and contributed surplus (US GAAP)	70,085	58,611	57,783	41,268	26,641
Deficit (Cdn GAAP)	(48,384)	(42,865)	(33,801)	(22,495)	(17,567)
Deficit (US GAAP)	(50,316)	(45,523)	(35,599)	(24,141)	(17,456)
Net assets (Cdn GAAP)	19,043	13,088	22,184	17,016	9,401
Net assets (US GAAP)	19,770	13,088	22,184	17,016	9,401

(C$000)	As at December 31				
Period End Balances (as at)	**2002**	**2001**	**2000**	**1999**	**1998**
Working capital (deficiency)	$ 13,157	$ 7,494	$ 11,095	$ 5,886	$ 1,151
Plant and equipment, net	–	3	19	60	140
Mineral property interests	5,878	5,583	11,063	11,063	8,103
Shareholders' equity (deficit)	19,043	13,088	22,184	17,016	8,702
Weighted average number of common shares outstanding	43,785,007	38,182,137	30,481,267	21,123,704	15,276,491

No cash or other dividends have been declared.

(C$000 except per share amounts)	Year ended December 31				
Statement of Operations Data	**2002**	**2001**	**2000**	**1999**	**1998**
Investment and other income	$ 147	$ 364	$ 403	$ 124	$ 80
General and administrative expenses	1,904	633	1,154	1,197	855
Exploration expenditure	3,370	2,877	10,152	3,660	2,961
Write down of mineral property interests	–	(5,555)	–	(74)	(1,396)
Loss according to financial statements (Cdn GAAP)	(5,519)	(9,065)	(11,306)	(4,857)	(5,355)
Loss according to financial statements (US GAAP)	(4,792)	(9,925)	(11,347)	(6,313)	(5,727)
Loss from continuing operations per common share (Cdn GAAP)[2]	(0.13)	(0.24)	(0.37)	(0.23)	(0.35)
Loss per common share (US GAAP)[2]	(0.11)	(0.26)	(0.37)	(0.30)	(0.38)

Notes:

(1)   Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off, can be expensed as incurred. Great Basin has expensed the exploration costs as incurred until an independent feasibility study has determined that the property is capable of economic commercial production, which treatment is consistent with U.S. GAAP.

(2)   Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian GAAP for further details, including the notes to the consolidated financial statements, which reconcile Canadian GAAP to US GAAP.

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of the month in such periods) and the range of high and low exchange rates for such periods.

	For year ended December 31				
	2002	2001	2000	1999	1998
End of Period	1.43	1.59	1.52	1.47	1.54
Average for Period	1.57	1.55	1.49	1.49	1.48
High Period	1.62	1.60	1.56	1.53	1.58
Low for Period	1.50	1.49	1.43	1.44	1.41

B.   Capitalization and Indebtedness

Not applicable (this is an Annual Report only)

C.   Reasons for the Offer and Use of Proceeds

Not applicable (this is an Annual Report only)

D. Risk Factors

NO COMMERCIAL RESERVES. Great Basin's main projects are the Ivanhoe Gold Project, Nevada, and the Burnstone Project, South Africa, on which the primary targets are moderate to deep, high-grade gold deposits that are amenable to underground mining. However no commercial reserves have been established at Ivanhoe or Burnstone. Great Basin also owns the Casino Project, Yukon, on which a large tonnage of low grade copper-gold-molybdenum mineralization has been outlined. None of these projects contain mineralization that can be considered "reserves" or "ore" at this time.

UNCERTAIN PROJECT REALIZATION VALUES. Great Basin defers (capitalizes) acquisition costs incurred in connection with its Projects on its balance sheet in accordance with Canadian GAAP. Although Great Basin believes these costs (of approximately $5.8 million) are recoverable, notwithstanding the mineralized materials contained at the projects are not currently economically viable or classified as ore, there can be no assurance that Great Basin could dispose of the Projects for their financial statement carrying values, and in such circumstances this would mean a diminution in the book value of shareholders' equity.

DEPENDENCE ON MANAGEMENT. The success of the activities of Great Basin is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. Great Basin does not maintain key employee insurance for any of its employees, consultants or contractors.

GREAT BASIN HAS NO HISTORY OF EARNINGS AND NO FORESEEABLE EARNINGS. Great Basin and its predecessor companies have a 15-year history of losses and there can be no assurance that Great Basin will ever be profitable. Great Basin has paid no dividends on its shares since incorporation and does not anticipate paying dividends in the foreseeable future.

GOING CONCERN ASSUMPTION. Great Basin's consolidated financial statements have been prepared assuming Great Basin will continue on a going-concern basis. Although at December 31, 2002 Great Basin had working capital of approximately $13.2 million, the costs required to complete exploration and development of the projects may be well in excess of this amount. Accordingly, unless additional funding is obtained, this assumption will have to change and Great Basin's assets may have to be written down to asset prices realizable in insolvency or distress circumstances.

GENERAL MINING RISKS. Factors beyond the control of Great Basin will affect the marketability of any substances discovered. Metal prices, in particular gold and copper prices, have fluctuated widely in recent years. Government regulations relating to price, royalties, allowable production and importing and exporting of minerals can adversely affect Great Basin. There can be no certainty that Great Basin will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at its projects and environmental concerns about mining, in general, continue to be a significant challenge for Great Basin as they are for all mining companies.

GREAT BASIN'S SHARE PRICE HAS HISTORICALLY BEEN VOLATILE. The market price of a publicly traded stock, especially a junior resource issuer like Great Basin, is affected by many variables not directly related to the exploration success of Great Basin, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture Exchange Exchange and OTC Bulletin Board ("OTC-BB") suggests Great Basin's shares will continue to be volatile. Great Basin shares have ranged between approximately Cdn$0.38 and Cdn$3.30 in the last 3 years.

GREAT BASIN'S DIRECTORS AND OFFICERS ARE PART-TIME AND SERVE AS DIRECTORS AND OFFICERS OF OTHER COMPANIES. Some of the directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Great Basin. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the *Company Act* (British Columbia). In order to avoid the possible conflict of interest which may arise between the directors' duties to Great Basin and their duties to the other companies on whose boards they serve, the directors and officers of Great Basin have agreed that participation in other business ventures offered to the directors will be allocated between the various companies on the basis of prudent business judgement, and the relative financial abilities and needs of the companies to participate; no commissions or other extraordinary consideration will be paid to such directors and officers; and business opportunities formulated by or through the other companies in which the directors and officers are involved will not be offered to Great Basin except on the same or better terms than they are offered to third party participants.

VALUE OF PROPERTIES DO NOT NECESSARILY REFLECT REALIZABLE VALUE. The amounts attributed to Great Basin's properties in its financial statements represent acquisition expenditures to date, and should not be taken to necessarily reflect realizable value.

ADDITIONAL FUNDING REQUIREMENTS. Great Basin's operations consist, almost exclusively, of cash consuming activities given that its main mineral projects are in the exploration stage. Great Basin will annually expend in excess of $1-2 million for the foreseeable future and will draw down on its working capital or require new equity financing in order to fund these continuing operations, and failing that, it may cease to be economically viable.

LIKELY PFIC STATUS HAS CONSEQUENCES FOR U.S. INVESTORS. Potential investors who are U.S. taxpayers should be aware that Great Basin expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Great Basin is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer, generally, will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Great Basin. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Great Basin's net capital gain and ordinary earnings for any year in which Great Basin is a PFIC, whether or not Great Basin distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer's tax basis therein.

SHARES OF GREAT BASIN MAY BE AFFECTED ADVERSELY BY PENNY STOCK RULES. Great Basin's stock may be subject to U.S. "Penny Stock" rules, which may make the stock more difficult to trade on the open market. Great Basin's common shares have traded on the TSX Venture Exchange Exchange (successor exchange to the Vancouver Stock Exchange) since November 6, 1987 (symbol-GBG). From December 14, 1990 to February 9, 1999, Great Basin's shares traded on the National Association of Securities Dealers automated Quotation System (NASDAQ). On February 9, 1999 Great Basin's shares ceased trading on NASDAQ and since February 10, 1999 Great Basin's shares have traded on the Over-the-Counter Bulletin Board (symbol GBGLF). For further details on the market performance of Great Basin's common stock, see "Item 9 Nature of Trading Market." Although Great Basin's common stock trades on the TSX Venture Exchange Exchange, Great Basin's stock may be subject to U.S. "penny stock" rules. A "penny stock" is defined by regulations of the U.S. Securities and Exchange Commission ("SEC") as an equity security with a market price of less than US$5.00 per share. However, an equity security with a market price under US$5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i) the equity security is listed on NASDAQ or a national securities exchange;

(ii) the issuer of the equity security has been in continuous operation for LESS than three years, and either has (a) net tangible assets of at least $5,000,000, or (b) average annual revenue of at least $6,000,000; or

(iii) the issuer of the equity security has been in continuous operation for MORE than three years, and has net tangible assets of at least $2,000,000.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in Great Basin's common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-NASDAQ and non-exchange listed securities. Under this rule, broker/dealers who recommend Great Basin's securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least US$5.00 per share.

Penny stock regulations will tend to reduce market liquidity of Great Basin's common stock, because they limit the broker/dealers' ability to trade, and a purchaser's ability to sell, the stock in the secondary market. The low price of Great Basin's common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of Great Basin's common stock also limits Great Basin's ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, Great Basin's shareholders pay transaction costs that are a higher percentage of their total share value than if Great Basin's share price were substantially higher.

The rules described above concerning penny stocks may adversely affect the market liquidity of Great Basin's securities. Great Basin can provide no assurances concerning the market liquidity of its stock or that its stock will not be subject to "penny stock" rules. For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street NW, Washington, DC, 20549, or by telephone at (202) 272-7440.

SIGNIFICANT POTENTIAL EQUITY DILUTION. Great Basin has a significant number of share purchase options (6,787,100) and warrants (10,046,327) outstanding, which will likely act as an upside damper on the trading range of Great Basin's shares. As a consequence of the passage of time since the date of their original sale and issuance, no shares of Great Basin remain subject to any hold period restrictions in Canada or the United States as of April 30, 2003, except those (5,600,000 shares) issued in relation to a financing with net proceeds of $10 million which was completed January 30, 2003, and which are subject to a four month hold period. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for Great Basin's shares. Dilutive securities represent approximately 32% of Great Basin's currently issued shares.

ITEM 4   INFORMATION ON THE COMPANY

SUMMARY

A.   History and Development of the Company

1.   The legal name of the company which is the subject of this Annual Report on Form 20-F, is "Great Basin Gold Ltd." (herein "Great Basin" or the "Company").

2.   Great Basin was incorporated in British Columbia, Canada on March 19, 1986.

3.   Great Basin Gold Ltd. was incorporated on March 19, 1986, pursuant to the *Company Act* (British Columbia), Canada, under the name Baron Ventures Ltd., by registration of its memorandum and articles. On May 26, 1987, its name was changed to Sentinel Gold Corp. and on September 15, 1987, its name was changed to Pacific Sentinel Gold Corp. The term "Pacific Sentinel" herein is a reference to Great Basin as it existed prior to December 31, 1997 the date of its most recent reorganization.

During the latter half of 1992 and the first quarter of 1993, Pacific Sentinel merged with two other British Columbia incorporated public companies listed on the Vancouver Stock Exchange (predecessor exchange to the TSX Venture Exchange Exchange ("TSX Venture Exchange")) namely Big Creek Resources Ltd. and Casino Silver Mines Ltd. (N.P.L.) (hereinafter "Big Creek" and "Casino Silver" respectively). The purpose of the two mergers (which completed on December 1, 1992, with respect to Big Creek and March 4, 1993, with respect to Casino Silver), was to bring together under the aegis of Pacific Sentinel, a 100% working interest in the Casino Property, a Yukon copper/gold/molybdenum property still owned by Great Basin and more particularly described herein.

Pursuant to an arrangement agreement dated November 14, 1997, between Pacific Sentinel and Consolidated North Coast Industries Ltd. ("North Coast"), a Vancouver Stock Exchange listed British Columbia company with principal shareholders and management in common with Pacific Sentinel, Pacific Sentinel and North Coast merged under a Plan of Arrangement (the "Arrangement") under British Columbia law on December 31, 1997. The merger was accounted for as a reverse take-over of Pacific Sentinel by North Coast shareholders. Under the terms of the Arrangement, Pacific Sentinel consolidated its issued and authorized share capital on a five-old-shares-for-one-new-share basis and changed its name to "Great Basin Gold Ltd.".

4.   The principal business events in Great Basin's 15-year history are (most important and recent matters first):

(i)   The acquisition of the right to purchase, on a phased basis, up to 100% of Southgold Exploration (Proprietary) Limited ("Southgold"), a Republic of South Africa ("RSA") company, which has the right to acquire an 80% interest in the Burnstone Property in the RSA.   The Burnstone Property covers approximately 400 square kilometres and is situated within the Witwatersrand Basin of South Africa.

(ii)   The acquisition of the Ivanhoe Property. The Ivanhoe Property consists of a total of 924 unpatented claims, covering over 69 square kilometres, located on federal land administered by the Bureau of Land Management. It is situated on Nevada's 50-mile (80 kilometres) long Carlin Trend gold belt.

(iii)   The earn-in option agreement with Hecla Mining Company, whereby Hecla can earn 50% of the Hollister Development Block, a portion of the Ivanhoe Property in Nevada. Hecla has agreed to expend approximately US$21.8 million on the Ivanhoe property in a two stage program to ascertain commercial mining feasibility.

(iv)   The acquisition of the Casino Property in the Yukon Territory, Canada. The Casino Property comprises 161 mineral claims, comprising 2,318 hectares (5,728 acres). Of these, 138 claims are currently subject to an agreement with Alexis Resources Ltd. ("Alexis"). By an agreement dated December 31, 2000, Great Basin consented to the assignment of the option interest of Alexis to Wildrose Resources Ltd. By agreement dated July 15 2002, Great Basin agreed to option the Casino property to CRS Copper Resources Ltd. ("CRS"). For further details see Casino Property Description below.

5.   Great Basin's principal capital expenditures and material divestitures over the three fiscal years ended December 31, 2002 are as follows:

Year	Ivanhoe	Casino and other	Burnstone
(i) Amounts Deferred (capitalized or invested)			
2002	$ 295,000	$ -	$ 1
2001	75,745	-	–
2000	–	-	–
(ii) Amounts Expensed as Exploration Expenses			
2002	829,022	(49,463)	2,590,826
2001	2,865,168	11,906	–
2000	10,147,409	4,370	–
(iii) Amounts Written Off			
2002		–	
2001		5,555,292	
2000	–	–	–

6.   Subject to Great Basin sourcing additional funding, the following table illustrates the principal exploration expenditures by property that Great Basin would ideally incur in the ensuing year:

	Ivanhoe	Casino and other	Burnstone
2003 Activities	C$0.5 million	nil	US$5.2 million

B. Business Overview

1. Great Basin's Business Strategy and Principal Activities

Great Basin is focused on acquiring ownership of, and exploring and developing, high-quality gold mineral deposits. Great Basin's Ivanhoe Project hosts a number of gold-silver vein systems with high indicated grades that are potentially amenable to underground mining. Great Basin also has an option to purchase the Burnstone Project in South Africa. The Burnstone Project hosts gold veins within the Kimberley Reef with moderate to high indicated grades that are potentially amenable to underground mining. These projects are currently in the advanced exploration stage and being assessed for their economic viability. Current metal prices are improving by reference to past metals cycles, and Great Basin's management remains optimistic that recent metal prices will be sustained or increase such that mining can be supported at these projects at some future time.

Great Basin does not have any operating revenue although, historically, it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs. The resource extraction business has historically been cyclical and the prices received for copper and gold have been volatile and, in the case of gold, affected by factors and sentiments outside of the cost of production. The mining business operates in a worldwide market, and prices are derived from relatively pure market forces, so competition to sell any metals or concentrates produced is not an issue if metals prices warrant production.

Great Basin owns its Ivanhoe and Casino Projects outright but potential mining operations are nevertheless subject to extensive government regulation. The Company has an option to purchase Southgold Exploration (Pty) Limited., which has options to acquire 80% interest in the Burnstone Project. The Ivanhoe Project located in Nevada hosts a number of high grade gold-silver vein systems that are potentially amenable to underground mining. The federal government of the United States and the state government of Nevada have jurisdiction over activities and communities, habitat users and other interests that may be affected by mining. In particular, the Bureau of Land Management has jurisdiction over the land on which the Ivanhoe property is located. Nevada's gold mines are ranked among the largest and most profitable in the world. The Casino Project hosts a large-tonnage mineral resource that is potentially exploitable by open pit mining, but which cannot currently be economically mined due to prevailing metal prices. The provincial government of the Yukon and the federal government of Canada both have jurisdiction over a wide variety of activities and persons affected by mining including local communities, habitat users and other persons claiming to hold a stake in the outcome of mining activity. The Burnstone Project hosts the Kimberley Reef, a geological unit containing moderate to high-grade gold mineralization that is potentially amenable to underground mining. The federal government of the Republic of South Africa has jurisdiction over activities and communities, habitat users and other interests that may be affected by mining. In particular, the Department of Mines and Energy ("DME") has jurisdiction over the land on which the Burnstone property is located. South Africa's gold mines are ranked among the largest in the world. More gold has been produced from mines on the Witwatersrand basin of South Africa than from those in any other country.

2. Funding Initiatives – Equity and Property

(a) On January 30, 2003, Great Basin completed an equity financing of approximately $10 million through the private placement of 5,600,000 Units at $1.80 per Unit. Each Unit consisted of one common share and one half of a common share purchase warrant exercisable at $1.80 per common share until January 30, 2004.

(b) On August 6, 2002, Great Basin and NYSE-listed Hecla Mining Company ("Hecla") announced that they had signed Earn-in and Joint Operating Agreements for the Hollister Development Block, which encompasses an area including the Clementine-Gwenivere vein systems on the Ivanhoe Property. The Agreements provide that Hecla will be granted an option to earn a 50% working interest in the Hollister

Development Block in return for funding a US$21.8 million, two-stage, advanced exploration and development program, or otherwise achieves commercial production, and issues 4 million Hecla share purchase warrants to Great Basin. Concurrent with in proportion to the Hecla warrants, Great Basin will issue 2 million share purchase warrants to Hecla. As of the date of this Annual Report, Hecla had issued 2 million warrants to Great Basin, and Great Basin had issued 1 million warrants to Hecla. For further details, see Item 4D1.

C.   Organizational Structure

Great Basin is based in British Columbia, Canada. Great Basin operates directly and through its wholly-owned Nevada subsidiary, Great Basin Gold Inc. Antler Peak Gold Inc. and Rodeo Creek Gold Inc. are wholly-owned Nevada subsidiaries of Great Basin Gold Inc. Touchstone Resources Company is a wholly-owned subsidiary of Rodeo Creek Gold Inc.

Great Basin has a Yukon subsidiary, Pacific Sentinel Resources Inc., as well as two wholly-owned subsidiaries in the Cayman Islands, N5C Resources Inc. and N6C Resources Inc. N6C Resources Inc has a wholly-owned subsidiary in the Republic of South Africa, Great Basin Gold RSA (Pty) Limited.

D.   Property, Plants and Equipment

Great Basin has no plant or equipment located on any of its properties.

FURTHER PARTICULARS OF GREAT BASIN'S PROPERTIES

Glossary   In this Form 20-F, the following terms have the meanings set forth herein:

Geological Terms

Epithermal Deposit	A type of deposit formed at low temperature (50-200°C), usually within one kilometre of the earth's surface, often as structurally controlled veins.
Mineral Symbols	Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – Molybdenum.
Mineralized Material	A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support an estimate of size by tonnage and average grade of metals. Such a deposit does not qualify as "ore" or a reserve, which would require a comprehensive evaluation based upon unit cost, grade, recoveries, and other factors relating to engineering, legal, financial and economic feasibility.
Ore	A mineral or aggregate of minerals, more or less mixed with gangue (non-valuable metalliferous minerals), which can be profitably mined given the economic circumstances at the time of the assessment. Great Basin does not hold any interest in properties where the mineralization has been determined to currently be ore.
Paleoplacer or Witwatersrand Gold Deposit	An ancient surficial deposit that was formed by mechanical concentration of heavy mineral particles, such as gold, from weathered debris which has since been covered by younger rocks and is no longer visible on surface. The Witwatersrand Basin in South Africa hosts the most well known examples of this type of gold deposit.
Porphyry Deposit	An igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass; also a type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage
Sulphide	A compound of sulphur with another element, typically a metallic element or compound.

487867.6

Currency and Measurement

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated.

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

(1)   The Ivanhoe Property, Nevada, U.S.A.

Acquisition Agreements

(i) Newmont Agreement

Pursuant to the terms of a purchase agreement (the "Ivanhoe Purchase Agreement") dated August 13, 1997, between Newmont Exploration Limited, a Denver based international mining company ("Newmont"), Touchstone Resources Company ("Touchstone"), a Nevada company owned by Cornucopia Resources Ltd. ("Cornucopia" but subsequently renamed Stockscape.com Technologies Inc., which itself was subsequently renamed Quest Investment Corporation) and Great Basin's subsidiary, Great Basin Gold Inc. ("GBGI"), GBGI acquired Newmont's 75% interest in the Ivanhoe property. A total of 504 claims are listed in the purchase agreement. Of these, 380 claims are subject to a 5% net smelter royalty ("NSR") held by Franco-Nevada Mining Corporation and Euro-Nevada Mining Corporation; and 45 claims are subject to conditions under a lease agreement with the Hillcrest/Finley River partnership (described below). All claims are subject to annual maintenance payments to the Bureau of Land Management (BLM) and Elko County.

The 45-claim Hillcrest/Finley River claim block is under an 80-year lease from the Hillcrest/Finley River partnership. Finley River Company, L.L.C. acquired the interest previously held by Auric Metals Corporation on October 27, 2000. This partnership retains an underlying NSR of 2% and receives annual lease payments of $50,000. In each 20-year renewal period the annual lease payments will be increased by US$5,000. Franco-Nevada Mining Corporation and Euro-Nevada Mining Corporation hold an additional net 3% NSR on the Hillcrest/Finley River claims.

Under the Ivanhoe Agreements, GBGI agreed to share Newmont's future reclamation costs for past mining at Ivanhoe on the basis of one third of such expenditures over US$4.5 million but less than US$6 million (US$500,000 maximum) and 25% of expenditures over US$6 million. Under the Ivanhoe Purchase Agreement, Newmont retains ownership to 62 of the Ivanhoe Property mining claims (the "Reclamation Area") until reclamation is complete at which time GBGI will have the option but not the obligation to accept conveyance of the Reclamation Area for no further consideration. Newmont's original estimates for reclamation were in the US$4.5-US$6 million range. Newmont has advised Great Basin that to December 31, 2000, US$6.3 million has been spent. During 2002, the Company paid US$4,996 (2001 - US$19,828) to Newmont for the Company's 25% share of actual reclamation costs incurred and accrued $83,288 for future reclamation. Great Basin also purchased, as a condition of Touchstone entering into the Ivanhoe Purchase Agreement, 1,100,000 units (comprised of one common share and one warrant) in the capital of Cornucopia (the then-parent company of Touchstone), for $1.00 per unit. The shares comprised in these units were sold in 1998.

487867.6

(ii) Touchstone Agreement

On March 2, 1999, Great Basin entered into an agreement with Stockscape.com Technologies Inc. (formerly Cornucopia Resources Corp., but now renamed Quest Investment Corporation) and Touchstone (then a wholly owned subsidiary of Cornucopia and the company which held a 25% working interest in the Ivanhoe Property), to acquire all the shares of Touchstone. The acquisition closed on June 30, 1999. The purchase of Touchstone increased Great Basin's interest in the Ivanhoe Project from 75% to 100%, subject to the royalties and other obligations noted above.

Great Basin understands Stockscape subsequently sold the 2.75 million common shares of Great Basin received for the Touchstone sale but that Stockscape, now renamed Quest Investment Corporation, holds 510,500 common shares of Great Basin as of the date of this Annual Report.

(iii) Other Ivanhoe Acquisition Agreements

The Robbie claims, acquired under lease on June 8, 1999, comprise 107 claims covering an area of 3.1 square miles (8 square kilometres). Great Basin is obligated under terms of the lease to an annual lease payment of US$4,000, a 2% NSR and to maintain the claims in good standing with the BLM and Elko County.

In late 1997, the 109 contiguous claims comprising the Aagaard group were acquired under lease for US$30,000 per annum. In December 1999, the Aagaard claims were purchased for $50,000 and 75,000 Great Basin shares. There are no remaining royalties or lease payments on the Aagaard claims. All claims are subject to annual maintenance payments to the BLM and Elko County.

The 139 claims comprising the Ho claim group were acquired by staking in 1998. This claim group extends the Ivanhoe property position to the west and adds continuity to the northwest-trending portion of the Hollister deposit-area. There are no royalties on the Ho claims. All claims are subject to annual maintenance payments to the BLM and Elko County.

On July 13, 2001, the Company acquired the Sheep Corral property, consisting of sixty-five unpatented lode mining claims, under a Purchase Agreement between Pacific Spar Corp., Great Basin Gold Inc. and Rodeo Creek Gold Inc. ("Rodeo Creek"), a wholly owned subsidiary of Great Basin Gold Inc. Rodeo Creek made a payment of US$50,000 for assignment of the Property. The claims adjoin the northwest corner of the Ivanhoe Property. All claims are subject to annual maintenance payments to the BLM and Elko County.

At December 31, 2002, the Ivanhoe Property consists of a total of 924 unpatented claims, covering over 69 square kilometres, located on federal land administered by the BLM.

Other Property Agreements

Advanced Exploration and Development Agreement for the Hollister Development Block ("Hecla-Great Basin Agreement")

Great Basin completed an agreement dated August 2, 2002 (the "Earn-In Agreement") with Hecla Mining Company ("Hecla") (NYSE: HL) concerning exploration, development and production on the Hollister Development Block on Great Basin's Ivanhoe high-grade gold property.

The Earn-In Agreement provides Hecla with an option to earn a 50% working interest in an area of Great Basin's Ivanhoe Gold Project called the Hollister Development Block (the "Development Block") in return for funding a US$21.8 million, two-stage, advanced exploration and development program leading to commercial production. Hecla will operate the exploration and development programs. The Stage 1 program consists of underground development to access the eastern extremities of the gold veins identified to date, and underground drilling leading to the establishment of mineral reserves and completion of a feasibility study. Estimated costs for the completion of Stage 1 were initially estimated at US$10.3 million. Stage 2 consists of pre-production underground development leading to commercial operations from the Gwenivere and Clementine high-grade gold veins and is estimated to cost US$11.5 million. Upon earn-in, Hecla will also operate the mine.

Hecla will vest with a 50% interest in the Development Block after it completes the two stages of exploration and development, commences commercial production and issues share purchase warrants as described below. In the event that the results of the feasibility study recommend a larger scale project, Hecla can vest its 50% working interest by paying the amount of the Stage 2 costs or a cash amount (the lesser of US$11.5 million and US$21.8 million less actual Stage 1 costs) into the Joint Venture to fund development capital and the parties will proceed on a 50/50 basis.

Under the terms of the Earn-In Agreement, Hecla initiated engineering and permitting. Upon receipt of the appropriate permits, Hecla will continue with the Stage 1 expenditures and complete the program within 12 months. Hecla must indicate its intention of proceeding to Stage 2 within 45 days of the completion of Stage 1, and then complete the Stage 2 program within the following 12 months.

A sliding scale Purchase Price Royalty on Hecla's share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The Royalty will be payable by Hecla commencing at the point it has recovered 115% of its Stage 1 and 2 pre-production expenditures. From recently completed economic assessments, and taking into account expected pre-production revenues, it is estimated that recovery of the Stage 1 and 2 program costs plus 15% could occur as early as one year after commercial production.

Hecla issued 2 million Hecla common share purchase warrants (exercisable at US$3.73 per Hecla common share) to Great Basin and Great Basin issued to Hecla 1 million share purchase warrants (exercisable at C$1.55 per Great Basin common share). Hecla will issue an additional 1 million Hecla common share purchase warrants to Great Basin upon completion of Stage 1 and 1 million warrants on completion of Stage 2.

Great Basin has issued to Hecla 1,000,000 share purchase warrants, and has agreed to issue 500,000 share purchase warrants on completion of the Stage 1 work program and 500,000 share purchase warrants on completion of the Stage 2 work program.

The warrants still issuable will be exercisable at a price, which is the weighted average closing price of Great Basin's shares on the TSX Venture Exchange Exchange, and for the Hecla shares on the New York Stock Exchange, for the 20 trading days immediately prior to the issuance of the warrant.

487867.6

Ivanhoe Property – Technical Summary

Readers are cautioned that certain historical information provided herein about the Ivanhoe Property, and the Carlin Trend on which it is located, uses terminology which is dated and so may not be comparable to the current discussion which employs mandated terminology.

The Ivanhoe Property is located northwest of Newmont and Barrick Gold's existing gold mines on Nevada's 50-mile (80-kilometre) long Carlin Trend gold belt (Figure 1). Current annual gold production from the Carlin Trend is nearly four million ounces; the district has produced over 30 million ounces since 1965. Carlin Trend reserves and mineralized material (resources) are currently estimated to contain over 77 million ounces of gold.

The geological setting of the gold mineralization at Ivanhoe has many characteristics in common with other Carlin Trend deposits. Exploration efforts by previous operators at Ivanhoe had focused on outlining near-surface gold mineralization with open pit potential. There was past open pit production of 115,696 ounces (3.6 million grams) of gold from the "Hollister" area of the Property. Great Basin's exploration program has and will continue to test the potential for moderate to deep, high-grade gold deposits on the property.

Great Basin has identified two primary target-areas, Hollister and Hatter, for feeder veins at moderate depth and deeper, lower plate hosted gold systems. Exploration by Great Basin has defined the orientation of gold feeder veins in the Hollister area, and prospective host rock stratigraphy in lower plate rocks in the Hollister and Hatter areas. On a more regional scale, a compilation and re-interpretation of property-wide exploration information in 2001 resulted in the important discovery of a second major structural trend on the property. The north-northwest trend of the newly identified fault structures is the same as the principal ore structures at the Ken Snyder and other mines in northeastern Nevada that are related to the Miocene–aged Northern Nevada Rift. This new structural trend provides excellent potential to find significant, additional high-grade gold vein systems.

An initial estimation of the mineral resource for the Clementine and Gwenivere high-grade veins in the Hollister area was completed in 2001. Based on this mineralization (inferred resource), a preliminary economic assessment of capital and operating costs was done indicating robust rates of return for a 600 ton per day underground operation utilizing toll milling.

In August 2002, Great Basin entered into an agreement with Hecla Mining Company, whereby Hecla can earn a 50% interest an area called the Hollister Development Block, which is within and is approximately 5% of the total area of the Ivanhoe Property, by funding a two-stage advanced exploration and development program leading to commercial development of the Clementine-Gwenivere high grade vein systems.

Location and Access

The Ivanhoe Property is located at latitude 41 degrees 06' north and longitude 116 degrees 31' west, in Townships 37 and 38 North, Range 48 East, Ivanhoe Mining District, Elko County, Nevada. Approximate straight-line distances to nearby landmarks and towns include the Willow Creek Reservoir 5.5 miles (8.8 kilometres) to the north, Elko 50 miles (80 kilometres) to the south-southeast, Battle Mountain 37 miles (59.2 kilometres) to the southwest, and Midas 14 miles (22.4 kilometres) to the northwest. Shortest access to the Property from the Interstate 80 freeway corridor is by gravel roads north of Battle Mountain over a distance of roughly 50 miles (80 kilometres). Battle Mountain is the nearest town with full service facilities. The nearest mining infrastructure is at the Dee Mine, located 8 miles (12.8 kilometres) by road to the southeast. Major power transmission lines lie just off the southeastern corner of the Property, and a sub-station is located 5 miles (8 kilometres) to the east. Elko is the support hub for mining operations on the Carlin Trend, and has a well-developed transportation network (air, rail, and road), workforce pool, and contractor service base.

487867.6


Midas Property
(Newmont)
Ken Snyder Mine
Ivanhoe Property
(Great Basin Gold)
27 square miles
CARLIN TREND
Hollister Development Block
Hatter System
Rossi Property
(Barrick/Meridian)
Rossi Deposit
Dee Mine
Dee Property
(Glamis)
Meikle Mine
Goldstrike Mine
Post/Betze Mine
5 miles
Goldstrike Property
(Barrick)
Leeville Property
(Newmont)
Leeville Deposit
Carlin Mine
Gold Deposits
N
OREGON
Ivanhoe Property
(Great Basin Gold)
NEVADA
UTAH
CALIFORNIA
ARIZONA
100 Miles
Ivanhoe Property Location
GREAT BASIN GOLD

Figure 1: Ivanhoe Property Location

History

The Ivanhoe district has a long mining history that started with mercury mining in the early 1900's. Various companies have explored for a variety of target types including porphyry molybdenum, uranium, and gold deposits over the period from the early 1960's until 1980. Gold exploration programs, conducted by United States Steel Corporation ("USX") from 1980 to 1986 and subsequently by the Cornucopia/Galactic joint venture from 1986 to 1992, focused on delineation and production from open pit oxide deposits. As a result of this work, oxide and sulphide mineralization (inferred resource) of 84 million tons at 0.034 oz. Au/ton (76 million tonnes at 1.16 g Au/tonne), containing 2.8 million ounces, was estimated for the Hollister deposit.

Drilling by the joint venture delineated a 4.4 million ton (4.0 million tonne) core zone of mineralization grading 0.047 oz. Au/ton (1.61 g Au/tonne), within a larger tonnage (inferred resource) of 18.4 million tons grading 0.034 oz. Au/ton used for the 1988 feasibility study. The deposit was placed into production in 1990. Mining from the Hollister area USX pits produced 115,696 ounces (3.6 million grams) of gold from 3,271,954 tons mined to 1996. Newmont formed a 75-25 joint venture with Touchstone in 1992. Between 1992 and 1994, Newmont conducted an extensive exploration program that included drilling, geological mapping, geochemical sampling, and geophysical surveys. The program targeted near-surface mineralization that Newmont ultimately decided did not warrant further work.

Environmental Matters

Reclamation in the area of previous open pit production is nearing completion. Newmont will manage reclamation, and surface use in and around the Hollister mine area, until reclamation is completed. This area consists of 62 claims encompassing 1.1 square miles (2.8 square kilometres), and was funded by a US$4.5 million reclamation fund. Cost overruns, up to a total overrun of US$1.5 million, are being funded 33% each by Newmont, Great Basin, and Touchstone, and thereafter 75% by Newmont with the balance payable by Great Basin. Great Basin has access to explore within the reclaimed areas, subject to Newmont's approval (which has been obtained expeditiously in all cases to date), during the time reclamation is being completed.

Property Geology

The Ivanhoe Project is situated near the northern end of the Carlin Trend, a northwest-trending, 50-mile (80-kilometre) long metallogenic corridor. The alignment of deposits along the Carlin Trend resulted from a long-lived, deep-seated northwest-oriented crustal fracture system; hydrothermal systems emplaced gold into receptive sedimentary and volcanic lithologies along the structural corridor. Accordingly, the key ore controls for Carlin-type gold deposits are a combination of structural preparation and favorable host rocks. As it is postulated that magmatic activity is a heat and/or metal source, association with intrusive rocks is an important geological factor in the occurrence of the Carlin Trend gold deposits.

The Ivanhoe stratigraphic section includes Ordovician sedimentary and mid-Eocene intrusive rocks that are covered by a thin veneer of Miocene volcanic and volcano-sedimentary rocks. Structure is an important ore control, and at the Ivanhoe Property typically occurs as high-angle faults with east-west, north-northwest and northeast trends. The intersection of these faults may be an especially critical control for gold mineralization.

The Hollister deposit is a large low-grade gold system in Miocene volcanic rocks. This deposit represents near-surface leakage from a deeper, Valmy formation hosted, high-grade gold feeder system. The Ordovician Valmy Formation in the area of the mineralized veins consists of light grey quartzites (quartz arenites), dark grey, muddy or argillaceous quartzites, black, sandy argillites, black massive argillites and black to grey laminated argillites. A core intercept of 2.4 feet grading 32.54 oz. Au/ton (0.7 metres grading 1,115.67 g Au/t) in the west Hollister area from 1994 drilling by Newmont is interpreted to be an example of a high-grade feeder vein to the overlying volcanic-hosted disseminated gold mineralization. There were at least 34 such historic high-grade intersections in the Valmy Formation that required follow-up drilling to delineate the Hollister feeder vein system. This has been the focus of Great Basin's efforts since acquiring the property.

The 39 million year old Hatter Stock represents the second target-area on the property. It has another significant, although less well understood, leakage anomaly associated with it and the surrounding Valmy Formation. Assays from younger crosscutting veins in the Hatter intrusion include ten feet of 0.731 oz. Au/ton (3 metres of 25.06 g Au/tonne) and 20 feet of 0.736 oz. Au/ton (6.1 metres of 25.23 g Au/tonne). The Valmy rocks on the west flank of the stock host low-grade intercepts, such as 85 feet at 0.025 oz. Au/ton (25.9 metres at 0.857 g Au/tonne) in brittle shear or fault zones.

Recent Exploration

The goal of Great Basin's exploration program at Ivanhoe is to locate high-grade gold deposits that are mineable by underground methods. In general, exploration will be based on comparisons to the Ken Snyder Mine at Midas, located further to the northwest on the Carlin Trend, and the Goldstrike area (i.e. Post-Betze and associated deposits). The comparison with Ken Snyder is based on the similarity in style and mineralogy of the feeder veins that have been intersected beneath the Hollister deposit to those at the Midas discovery. The comparison with Goldstrike is based on the similarity of the size and tenor of the gold leakage anomalies in both the Hollister and Hatter areas; the ore controlling structures; the Lower Palaeozoic stratigraphy; and the association of mineralization with an intermediate composition intrusive body (i.e. the Hatter Stock).

The best exploration potential for the more traditional Carlin-style deposits in the lower plate rocks occur at depths ranging from 5,000 to 6,000 feet (1,524 to 1,829 metres) in the silty carbonate host rocks of the Rodeo Creek, Popovich and Roberts Mountain Formations. Deep drilling by Newmont in 1996 on the northern margin of the Little Boulder Basin stock east of Goldstrike discovered high-grade gold zones at over 6,000 feet (1,828 metres) below the surface. Two intercepts from this zone averaged 206 feet of 0.146 oz. Au/ton (62.8 metres of 5.0 g/tonne) including 22.5 feet of 0.570 oz Au/ton (6.8 metres of 19.54 g/tonne). The Little Boulder Basin discovery may provide the best analogy to the deep exploration planned for the Hatter area and the Ivanhoe Property as a whole, as it demonstrates that high-grade gold mineralization exists over a considerable range of vertical depth throughout the Carlin Trend.

An initial drilling program by Great Basin at Hollister in January 1998 tested one of the vein systems containing a 1994 Newmont core intercept of +30 oz. Au/ton (+1,029 g Au/tonne). Using a N40E oriented fence of six vertical core holes at 25 foot (7.6 metre) spacing, Great Basin's drilling crosscut high-grade intercepts in the northern area of the deposit. Hole IH004 pierced a very high-grade vein zone of 4.6 feet grading 11.13 oz. Au/ton and 103.4 oz. Ag/ton (1.4 metres grading 381.6 g Au/tonne and 3,545.17 g Ag/tonne) within a thicker interval of 10.6 feet assaying 4.96 oz. Au/ton and 47.8 oz. Ag/ton (3.23 metres at 170.06 g Au/tonne and 1,638.87 g Ag/tonne). Unlike the Newmont drilling, this hole was not lost and another intercept of 12.6 feet grading 1.64 oz. Au/ton and 39.0 oz. Ag/ton (3.84 metres at 56.23 g Au/tonne and 1,337.15 g Ag/tonne) was intersected further down the hole.

The 1998 drilling program encountered the first reported quartz-silver-selenide-electrum veining reported in the Valmy Formation and the Ivanhoe area. The first hole in the fence of drilling, IH002, intercepted a very thick banded, brecciated and cockscomb-textured micro to cryptocrystalline quartz vein zone with minor disseminated sulphides. This style of veining had not previously been demonstrated in the upper plate Valmy rocks anywhere on the Carlin Trend. Smaller but similar vein intercepts were found in 5 of the 6 holes, with the higher-grade zones in 1H004 displaying the most interesting vein and sulfide mineralogy. Great Basin's geologists noted several similarities with high-grade core samples from the nearby Ken Snyder Mine in the Midas District, owned by Franco-Nevada Mining Corp. These include visible electrum, a black silver selenide series mineral naumannite-aguilarite, and quartz vein banding with quartz pseudomorphs after bladed calcite; the presence of electrum, naumannite-aguilarite, pyrite, and kaolinite - an assemblage similar to that in the Midas area – was later confirmed by petrographic work. The vein zones at Midas are hosted in volcanic rocks, which are age-equivalent to the Tertiary bi-modal suite overlying the Ivanhoe area. These same volcanic rocks do not appear to host vein zones at Hollister, but rather, occur as diffuse argillic-altered zones of low-grade gold mineralization. The Midas-style veining at Hollister is hosted predominantly in the underlying Ordovician-aged upper plate Valmy Formation.

The similarities between Hollister and Midas prompted Great Basin to design an exploration program to test for lateral continuity of the newly discovered veining along a postulated N47W strike to the vein zones, and other potential vein directions. Significant results were obtained in all four holes drilled.

Great Basin planned and implemented a two phase $5.0 million exploration program in 1999 to test the newly interpreted and defined multiple vein systems beneath the Hollister deposit. This program included drilling angled core holes to establish the presence and continuity of this high-grade gold-silver system. Drill holes tested projected intersections of anticipated major ore-controlling structures trending northeast, east and northwest beneath the Hollister deposit; 59 holes totalling 47,827 feet (14,578 metres) were drilled. Geological mapping and compilation of all existing data at Hollister and Hatter was also done that generated additional high-grade structural targets for drill-testing.

Beginning in 1999, reverse circulation precollars were drilled through the Tertiary strata to reduce overall drilling costs, increase the average penetration rate, and to avoid "squeezing ground" where the pervasive argillically-altered tuffaceous rocks made it difficult to keep the hole open. Problems with drooping or steepening in the RC precollars was minimized through constant experimentation with different types of downhole tools and stabilizers in the early drilling phase, and casing and gyro-surveying to ensure that hole had not deviated too far for core drilling to hit its target.

The 1999 drilling program resulted in the discovery and initial delineation of two high-grade gold-silver vein systems, Clementine and Gwenivere, in the Valmy Formation beneath the Hollister deposit. At the end of 1999, these vein systems had been drilled over respective east-west strike lengths of 1,800 feet (550 metres) and 1,000 feet (305 metres).

Approximately $10.0 million was spent on exploration in 2000, including 143 drill holes, totalling 141,832 feet (43,230 metres). Drilling in 2000 in the Hollister area extended the strike length and number of gold-silver drill intercepts on the Clementine and Gwenivere vein systems: the Clementine system was outlined over a strike length of 3,000 feet (914 metres), and the Gwenivere system over a strike length of 2,000 feet (610 metres). In addition a third system, called South Gwenivere, was discovered and traced over at least 500 feet (152 metres) (see Figure 3). Analytical results from holes drilled in 1998-2000 are tabulated in the 2000 Annual Information Form and in a 2000 report by Akright.

Exploration in 2000 also took place outside of the immediate Hollister area. Drilling at Velvet, an area located 1,400 feet (425 metres) north of the Clementine vein system, encountered high-grade gold mineralization in a new vein system. Rotary hole 204 returned 15 feet of 0.56 oz. Au /ton, (4.6 metres of 19.20 g Au /tonne) including 5 feet of 1.04 oz. Au /ton (1.5 metres of 35.65 g Au/tonne) in a banded quartz vein intersection in Valmy Formation quartzites.

At Hatter, located to the east of the Hollister area, the enclosing stratigraphy is composed of quartz-rich clastic sediments and a composite granodiorite intrusion. Holes in the Hatter Stock were drilled at shallow 45-degree inclination to give maximum exposure to shallow, epithermal targets at about 1,300 feet (396 metres) below surface. Although one of these holes hit narrow-banded and/or sulphidic veins, only modest gold values were encountered. Historical gold intersections at Hatter are either (a) proximal-internal to the stock or (b) proximal-external to the stock in an area that is cut by several dykes compositionally similar to the Hatter Stock. Significant gold intersections have been obtained from depths up to 2,450 feet (747 metres) below surface, including 2.39 oz. Au/ton over 1 foot (81.94 g Au/tonne over 0.3 metres) in hole IH174. Gold mineralization at Hatter appears to lies at significantly lower elevations than the veins successfully drilled in the Hollister area.

Preliminary three dimensional (3D ESCAN) processing of a 1990 resistivity field data set revealed a distinctive resistive envelope signature enclosing the Clementine-Gwenivere vein systems. A new ESCAN survey was undertaken in 2000 to complement and expand the 1990 data coverage, and extended to the north from the Velvet-Butte trend and to the south and east over the Hatter stock area. Over 1,600 potential fields originating from over 1,600 current injection points were measured; these are defined by over 84,000 individual potential field measurements. Three anomalies were identified for testing. Soil and lithogeochemical surveys, totalling 2,325 soil samples and 654 rock samples, were carried out over the grid-area established for the 3D ESCAN surveys. Weak pathfinder-element geochemical anomalies were outlined that correspond with the three ESCAN targets. These targets have not yet been tested.

Drilling through 2001 continued to delineate the strike length and number of gold-silver drill intercepts on the Clementine and Gwenivere vein systems. To December 31, 2001, Great Basin completed a total of 205,443 feet (62,619 metres) of drilling in 216 combined reverse circulation precollar and core tail holes.

The last hole completed in 2001, IH-214, was designed to test for the presence of Devonian carbonates (Popovich and Roberts Mountain Formations) beneath the Roberts Mountain Thrust in the Hollister area. A precollar was drilled and cased to 1,400 feet (425 metres) where it was determined that the casing would seal the hole and eliminate any drilling fluid losses. The core drilling proceeded to 5,500 feet (1,675 metres) using HQ equipment, was changed to NQ equipment with a 20-foot core barrel and the hole completed to total depth of 6,940 feet (2,115 metres).

The deep hole shows that the platform carbonates of the Roberts Mountain Formation extend west under the Hollister deposit. Samples from the base of the Rodeo Creek Formation immediately above the Roberts Mountain Formation (the location of many of the Carlin Trend deposits) are anomalous in Au, Ag, As and Sb, although the intersection is not of ore grade. However, the presence of mineralization in stratigraphy indicates that many of the criteria contributing to the formation of a "Carlin-type" deposit could be present beneath the Hollister-Hatter area.

A re-interpretation of exploration information for the eastern half of the property resulted in the recognition of a second major structural trend on the Ivanhoe property. The north-northwest trend of the newly identified major fault structures is the same as the principal ore-bearing structure at Ken Snyder and other mines in northeastern Nevada. This new structural trend provides potential to find significant, additional high-grade gold vein systems.

Sampling and Analyses

This is a summary of the procedures used on the Ivanhoe project by Great Basin from 1998 to 2001. Primary exploration targets in the Ordovician Valmy Formation are sampled by HQ (2.5 inch/6.35 cm diameter) core drilling; a few holes are NQ (1.875 inch/4.76 cm) core. The average recovery for all core is 91.7%, and 91.3% within mineralized intervals.

Drill core is generally sampled over geologically defined intervals, averaging 4.8 feet (1.46 m). About 96.9% of core intervals are sampled by mechanical splitting; the remainder is sawn (3%) and or sampled whole (0.1%). The average length-wise half-split sample provides 12 pounds (5.4 kg) of material, which is transported to the ALS Chemex sample preparation laboratory in Elko, Nevada. The remaining half core is returned to the boxes and stored at Battle Mountain.

To assess secondary exploration targets, which occur in the overlying Tertiary rocks, all cuttings/chips from the 6-inch (15.2 cm) diameter RC pre-collar drill holes are passed through a cyclone. From this, 8 to 10 pound (3.6 to 4.5 kg) sub-samples are collected for every 5 feet (1.5 m) of hole drilled, wherever recovery is sufficient to provide a representative sample. The samples are picked up at the drill rig and transported by laboratory personnel to the ALS Chemex sample preparation facility in Elko.

Sample preparation work completed at ALS Chemex in Elko includes: drying, weight determination, crushing and pulverization of regular mainstream samples and blanks, insertion of Great Basin standard reference samples, crushing and splitting out of duplicate (core) samples for analysis at a second laboratory.

Pulverized assay samples are shipped by truck from Elko to the ALS Chemex laboratory in Sparks, Nevada. Regular samples are forwarded by air express to ALS Chemex main laboratory in North Vancouver, British Columbia, Canada for assay analysis. In some instances, a second set of duplicate priority samples are assayed at the ALS Chemex Labs Sparks facility.

Quality Control

Additional analyses required for this quality assurance/quality control (QAQC) program exceeds 10% of the overall analytical results for drill core, and is separate from the internal procedures used at the analytical laboratories themselves. Five main samples types are recognized in this program:

> MS -Regular or mainstream samples submitted for preparation and analysis at the primary lab. Constitute about 90% of total number of results.

> ST - Mineralized standard or reference sample pulps, of known precious metal concentration, prepared from coarse drill rejects from earlier Ivanhoe drilling. Standards were submitted for analysis at the primary lab as consecutively numbered pulps within each batch of mainstream pulps. About 1 in 20 samples are ST, or 4.9% of total.

> DP - Duplicate samples, of which there are three basic sub-types:

>> (a)   Lab-Lab – A second split taken from coarse sub-sample with the same sample number for pulverization and analysis at a second lab. About 1 in 20 samples, or 4.9% of total.

>> (b)   Selected – A second split taken, usually based on grade, after the initial analytical results are received. These samples may or may not be re-numbered, and may be assayed at the primary, secondary, or other lab.

>> (c)   In Line - A second split is taken from the in the field or from the coarse sub-sample and given the next consecutive sample number, for pulverization and analysis with the MS samples at the primary lab immediately following the duplicated sample.

> SD - Duplicates of standard reference samples submitted for analysis with lab-lab duplicates at a second lab in (a) above. Constitute about 1 in 13 of DP samples, or 0.3% of the total.

> BL – Coarse blank sample (basically a standard with no appreciable grade) that is inserted immediately following a visibly high-grade sample through crushing, pulverization and analytical stages at the primary lab. Frequency varies, usually inserted to follow visible high-grade samples, about 0.3% of total.

Analyses

This is the analytical protocol that has been in effect since mid-1998, and applies to the bulk of the Great Basin data. Five analytical laboratories have been used:

1.	ALS Chemex, North Vancouver, BC is the "primary lab", and did all regular mainstream Au and Ag from IH-008 (mid-1998 to 2001), and all 1998-2001 ICP, 1999-2001 metallics Au and Ag;

2.	ALS Chemex, Sparks, Nevada did all 1998 Au, Ag and metallics Au and Ag prior to IH-008, and "Priority" samples in 1999-2000. The latter are a select set of "rush" priority samples are also analyzed for gold and silver in Sparks, when the data is needed for news release prior to the completion of the North Vancouver results.

3.	American Assay Lab, Sparks, Nevada is the "second lab", and did most duplicate assays 1998-2001, plus standard reference sample homogenization, splitting and round robin analysis in 1998;

4.	Bondar-Clegg, Sparks, Nevada and North Vancouver, BC did standard preparation and some duplicates in 1998; and

5.	Assayers Canada, Vancouver, BC did some duplicates in 1998.

All regular core, RC and duplicate samples are assayed for gold by 30 g lead collection fire assay (FA) fusions with an atomic absorption spectroscopy (AAS) finish; most results are reported in parts per billion (ppb). Gold analyses greater than 10,000 ppb are re-analyzed by 1 assay ton FA fusion, with a gravimetric (Grav) finish; most results are reported in grams per tonne (g/tonne).

Core samples are also assayed for silver by nitric-hydrochloric acid digestion and AAS finish with results reported in grams/tonne. Silver assays of >350 g/tonne are re-analyzed by one-half assay ton FA fusion with Grav finish.

All core samples and any RC samples with gold values of >2000 ppb are analyzed for 35 elements by Aqua Regia digestion Inductively-Coupled Plasma Atomic Emission Spectroscopy (ICP-AES). The ICP report includes a silver result in ppm, and this value is used in the drill hole database, if no other silver analysis was available (i.e. most RC samples). If the RC sample returns an ICP-AES silver result of >100 g/tonne, it is re-analyzed for silver by nitric-hydrochloric acid digestion AAS finish. If this subsequent AAS result returns a >350 g/tonne value, then a silver assay is performed using FA-Grav finish.

Forty-one samples from drill holes IH-002 through IH-004 were analyzed for arsenic (As), antimony (Sb), selenium (Se) and mercury (Hg) by AAS in addition to ICP. The following analytical methods were used: As in parts per million (ppm) by HNO_3-Aqua Regia digestion, hydride AAS, Sb and Se (ppm) by HCl-$KClO_3$ digestion, organic extraction AAS, and Hg (ppb) by HNO_3-HCl digestion flameless AAS.

Since 1998, a total of 92 samples were selected for metallic gold assays, and 45 for metallic silver assays. These analyses are performed on an approximately 1000-gram sub-sample, which is pulverized and screened at 150 mesh (106 microns). The material passing 150 mesh is assayed using the regular assay protocol described above. The +150 mesh material is weighed and the entire portion is run by FA-Grav. In 1998 (holes IH-002 through IH-007), no regular Au-Ag assays were done if Au-Ag metallics were run.

Duplicate samples taken in Elko are pulverized and assayed for gold at American Assay Laboratories, in Sparks, Nevada using the same method as ALS Chemex.

Sample Storage and Security

Core samples are transported from the drill to a locked, indoor company warehouse in Battle Mountain, Nevada for geotechnical logging, geological logging, sample selection, quality control designation and sampling by Company personnel. After sampling, the remaining half core is returned to the boxes and stored at Battle Mountain.

All sample pulps and rejects are retained at the respective analytical laboratories in the year they are drilled. In the year following all pulps are returned to Great Basin and retained indefinitely. The primary pulps (preparation pulps) are stored at a warehouse in Battle Mountain. Secondary (analytical pulps) are stored at a warehouse in Port Kells, British Columbia.

Selected RC and drill core crushed rejects are stored at a warehouse in Battle Mountain. Most of the higher grade rejects from the 1998 program, all of the year 1999 rejects, and approximately 10% of rejects for the year 2000 drilling are retained. The year 2000 retained rejects include: all samples with an assay grade >/= 0.05 oz/ton Au equivalent, and the two adjoining samples on either side, and all samples from drill holes IH-072, IH-076, IH-087, IH-103, IH-132 and IH-136. All other rejects were discarded.

Current Estimates of Mineralization - Clementine-Gwenivere Vein Systems

Cautionary Note to US Investors concerning estimates of Inferred Resources
This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will even be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. **U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.**

In October 2001, Behre Dolbear & Company Ltd. was retained by the Company to audit Great Basin's internal preliminary resource estimate for the high-grade epithermal gold-silver veins that make up the Ivanhoe deposit. The detailed review was carried out by Qingpeng Deng, Ph.D., James A. Currie, P.Eng., and Derek C. Rance, P.Eng. The independent qualified person for the estimate is James A. Currie, PEng.

Resource modeling was carried out using a three-dimensional solid geological model for each vein, and grade estimation for blocks within a vein using capped assay samples within the same vein. All the estimated material was classified as inferred. The results of the resource calculation are tabulated below:

Inferred Mineral Resources - Ivanhoe Property						
Cutoff oz/ton	Vein	'000s Tons	Au oz/ton	Ag oz/ton	Au 000's oz	Ag 000's oz
0.25	Central Clementine	181	1.449	8.323	262	1,508
	South Clementine	221	1.547	6.119	342	1,352
	Gwenivere	132	1.218	12.268	161	1,617
	Gwenivere S1	44	.631	2.432	28	108
	Gwenivere S2	34	1.953	11.135	67	382
	S Gwenivere 1	22	0.737	1.312	16	29
	S Gwenivere 2	84	0.594	.445	50	38
	Total	**719**	**1.288**	**7.000**	**926**	**5,033**

Based on the detailed review, Behre Dolbear concluded that the preliminary resource estimate was conducted in accordance with parameters conforming to Canadian Securities Association (CSA) National Instrument (NI) 43-101 and NI 43-101CP. The drill hole database was monitored and maintained by a rigorous QA/QC program, which was above the industry standard. Modeling procedures and parameters used by Great Basin are consistent with industry standards. Great Basin understands the preliminary nature of the resource estimate for the Ivanhoe deposit and as such, only classified the resource as inferred. As the inferred resource, by definition of CSA NI 43-101CP, was estimated based on reasonably assured, but not confirmed geological and grade continuity, significant uncertainty is present for the resource estimate. Additional sampling work for the project may significantly alter the resource estimate.

Metallurgical Testwork

In July of 2000 and continuing into 2001, Kappes, Cassiday and Associates were retained to conduct metallurgical testwork on three representative geometallurgical samples from the Ivanhoe deposits. These are (1) banded quartz adularia illite with gold and silver in quartzite; (2) kaolinite mineralization with cryptic gold; and (3) banded quartz adularia illite vein with gold and silver in argillite.

The work was carried out on fresh drill core samples composited at ALS Chemex Labs in Elko. A series of standard 96 hour, direct cyanidation, bottle-roll tests were completed with varying grind size, cyanide consumption and reactive carbon. Recoveries of 95% gold and 90% silver were achieved for quartzite-hosted veins at grinds of less than 106 microns in 48 hours with excess cyanide. Argillite hosted veins yielded recoveries of 96% gold and 94% silver at grinds of less than 62 microns in 24 hours under excess cyanide conditions. Recoveries of 97% gold and 92% silver were achieved in 48 hours for kaolinitic mineralization at the same grind and cyanide conditions as the argillite suite.

The results of the milling studies conducted by Kappes Cassiday indicate the ore types likely to be mined at Ivanhoe could be processed to commercially acceptable metal recoveries. Conventional crushing, grinding and CIL sodium cyanide leach processing followed by carbon absorption would yield a high-grade gold/silver dore that would be refined to 99.999% pure gold and silver.

Preliminary Assessment

A preliminary assessment is defined under CSA NI 43-101 as an economic evaluation that uses inferred resources. It is preliminary in nature and includes inferred resources that are considered too speculative geologically to have the considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized.

Having completed a three-dimensional block model for each vein group, and conducting substantial geological interpretation, Great Basin is satisfied with the quality and continuity of the mineralization. The preliminary economic assessment or evaluation was completed primarily to provide guidance about whether to proceed further with the exploration, development and mining of high-grade veins at Ivanhoe.

At this preliminary level of engineering, the criteria, methods and estimates are conceptual. They are mainly based on established industry practice and prior cost experience. Further, Elko County is a well-developed mining district that has significant mining infrastructure and a comprehensive history of associated costs.

Costs are not based on detailed engineering and are at the preliminary assessment or conceptual level. For the purpose of this evaluation, advice on mining methods and costs were obtained from Hecla Mining Company, experienced vein miners who recently operated the Rosebud mine northwest of Ivanhoe; Dynatec Corporation, who were the prime construction contractors and then contract operators of the nearby Ken Snyder mine at Midas; and Merit Consultants International Inc., who have managed several construction projects in the Carlin Trend.

The preliminary economic assessment utilized a capital cost of US$22 million and an operating cost of US$100 per ton of ore, based on a combination of cut and fill (50%) and shrinkage stope mining (50%), adit access, a base case production rate of 600 tons of ore per day and toll milling. Financial modeling indicates that the Ivanhoe project is financially very attractive and can withstand a combination of relatively pessimistic input assumptions related to geology, mining parameters and metal prices. Base case metal prices of US$275/oz gold and US$4.50/oz silver (with 50% mining dilution at zero grade) yield a cash cost of US$114/oz gold equivalent (including head office costs) and a total cash cost of US$134/oz gold equivalent (including royalties and off property costs). Under these parameters, the payback period (pre-tax) is less than ten months.

Within a range of metal prices from US$325/oz gold and US$5.00/oz silver to US$250/oz gold and US$4.25/oz silver, the base case rates of return are excellent, varying from 157% to 94%, and the present values (discounted at 8%) range from $112 million to $61 million, prior to income taxes. At metal prices of US$275/oz gold and US$4.50/oz silver sensitivities to mining dilution (from 50% to 100% at zero grade) resulted in rates of return ranging from 116% to 59% prior to income tax. Even at lower metal prices of US$250/oz gold and US$4.25/oz silver and 100% mining dilution at zero grade, the rate of return is still a relatively high 42%.

The assessment of the Ivanhoe project indicates that the project is sufficiently robust that continued work is warranted to take the property through the steps of pre-feasibility, feasibility and production. A comprehensive underground exploration and development program was proposed. This phase of work is planned under the agreements with Hecla.

Exploration Plans for 2003

The Stage 1 program consists of underground development to access the eastern extremities of the gold veins identified to date, and underground drilling leading to the establishment of mineral reserves and completion of a feasibility study. Stage 2 consists of pre-production underground development leading to commercial operations from the Gwenivere and Clementine high-grade gold veins. The proposed layout for the underground access to the veins and drill stations is shown in Figure 2.


35,000E
36,000E
37,000E
38,000E
N
Clementine Vein System
South Clementine Vein System
1000 feet
Gwenivere Vein System
38,000N
Future Development
South Gwenivere Vein System
Decline
37,000N
USX East Pit
USX West Pit
36,000N
Portal
Plant
Legend
Drill Stations
Surface Roads
High-Grade Veins
Underground Development Layout
GREAT BASIN GOLD

Figure 2: Underground Development Layout

(2) The Burnstone Gold Property, South Africa

Readers are cautioned that certain historical information provided herein about the Burnstone Gold Property, and the Witwatersrand Basin in which it is located, uses terminology which is dated and so may not be comparable to the current discussion which employs mandated terminology.

Property Agreements

Great Basin entered into an option agreement date November 5, 2002 ("the Agreement") to purchase, in two interdependent-stages, up to 100% of Southgold Exploration (Proprietary) Limited ("Southgold"), a privately held South African corporation that holds rights to purchase the Burnstone property subject to a third party's right to participate in 20% in the property. Upon completion of the purchase, Great Basin will have an 80% interest in the Burnstone Gold Project.

Prior to November 2002, Southgold had entered into a joint venture agreement with Tranter Investments (Proprietary) Limited ("Tranter"), a Black Economic Empowerment Group ("BEEG") partner, whereby Tranter could acquire a 20% interest in the Burnstone project subject to certain conditions, that were required to be completed by March 31, 2003. Tranter could maintain its 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a Bankable Feasibility Study. Tranter would have the right, subject to certain conditions, to purchase on commercial terms an additional 6% participation interest in the Burnstone Joint Venture. Not all conditions were met by Tranter by March 31, but Southgold and Tranter are working together along with Great Basin to extend the agreement on mutually acceptable terms and conditions, although there is no certainty that such negotiations will consummate.

On signing the Agreement with Southgold and its shareholders, Great Basin paid US$1.25 million (C$2,007,561) for the right to acquire the option and to explore the Burnstone Gold Property and also agreed to conduct a US$1.5 million work program prior to April 30, 2003. The Company can exercise its option and complete the purchase of Southgold by making cash and Great Basin share and share purchase warrant payments to Southgold's shareholders in two staged tranches, totalling US$2 million, 21 million Great Basin shares and 10.5 million Great Basin share purchase warrants exercisable at US$0.75 for one year from the date of issuance. The share purchase warrants will be subject to a 45 day accelerated expiry clause if Great Basin shares trade at over $1.50 for 20 days.

On exercise of tranche one, Great Basin, on or before April 30, 2003, must agree to pay US$2 million cash and issue of 10 million Great Basin common shares and 5 million Great Basin share purchase warrants. Great Basin gave notice to exercise tranche one on April 29, 2003 and is moving to complete the closing. A finder's fee of approximately 2% is payable, to a maximum of US$1 million, as Great Basin acquires Southgold and makes expenditures on Burnstone Property. To December 31, 2002, $164,000 of this finder's fee had been accrued. Southgold can be acquired by a second tranche of payments, on or before January 31, 2004, of 11 million Great Basin common shares and 5.5 million Great Basin share purchase warrants. If a Bankable Feasibility Study is not completed by January 31, 2004, the Company can make 50% of the second tranche payments on each of January 31, 2004 and July 31, 2004. Any Great Basin shares issued to Southgold shareholders are subject to a voting trust agreement, whereby the holders undertake to vote with Great Basin management for a period of five years. Southgold shareholders will be entitled to nominate two members to the Board of Directors of Great Basin. Additional shares may become issuable by Great Basin to Southgold's shareholders depending on certain outcomes with respect to the Bankable Feasibility Study, such as the quantity of gold reserves, gold production costs, and the actual cost of the study.

As noted above, Great Basin is committed to an initial US$1.5 million work program, including in-fill drilling at Burnstone. This program was completed prior to April 30, 2003. This initial work program was agreed upon by a Management Committee consisting of representatives from Great Basin, Southgold and Tranter. Results from this program will be incorporated into a Bankable Feasibility Study. Great Basin has assigned certain of its rights in connection with the Agreement to a Cayman subsidiary.

Project Summary

The following was summarized from reports completed for Great Basin by Behre Dolbear and Company Ltd., GeoActiv Exploration (Pty) Limited and company information. The Burnstone property is situated in the Mpumalanga Province of the Republic of South Africa, and in the South Rand gold field of the Witwatersrand basin. The property is located 6.5 kilometres southeast of the village of Balfour, and approximately 80 kilometres southeast of Johannesburg. Property holdings encompass 26,470 hectares, situated on portions of 16 farms held under option by Southgold.

The Witwatersrand basin is mainly comprised of a sedimentary sequence of shale, quartzite and conglomerate underlain by an Archean granite-greenstone basement and uncomformably overlain by volcanic and sedimentary rocks of the Ventersdorp, Transvaal and Karoo Groups. A sequence of northeast-southwest compressional events has shaped the Witwatersrand basin. These deformational events occurred both during and subsequent to deposition of the Witwatersrand sedimentary sequence. Syn-depositional deformation has played a key role in distributing the sediments in the basin and has also controlled the occurrence of gold-bearing conglomerates. The Sugarbush fault system is one of several major faults in the northeastern part of the Witwatersrand basin, where the South Rand gold field is located. Monoclinal folding occurred as a result of oblique-reverse and strike-slip movements between the faults. Later compression and doming caused further structural disruption.

Mineralized areas in the Witwatersrand basin are referred to as gold fields. The main gold fields are thought to occur where significant amounts of coarse-grained material entered the basin via fluvial systems where several of these fluvial systems coalesced laterally, over time, concentrating the gold. The Burnstone Project is located on the northern edge of the South Rand gold field, immediately south of the east-northeasterly-striking Sugarbush fault. The main mineralized horizon is the Kimberley Reef, one of the four main mineralized horizons in the Witwatersrand basin. In the Burnstone area, the Kimberley reef and its host rocks occur in a series of west-northwest trending fault blocks, which are downthrown on the north side. The Kimberley Reef occurs at 200 to 1,000 metres from surface in these fault blocks under Ventersdorp Group and Central Rand Group rocks. Compared to the reefs in other parts of the basin, this is a relatively shallow depth.

The Burnstone deposit has been explored by diamond drilling by several large South African mining houses such as Union Corporation, Gencor, and Anglo American, as well as Southgold. Mineral resources are known to occur in two areas. Area 1 is situated in the northwestern part of the property, immediately southeast of the village of Balfour. It is located in a series of fault blocks and is the shallowest occurrence of the Kimberley Reef on the property. Forty-five diamond drill holes have been completed in this vicinity. The indicated resource for Area 1 is estimated to be 10.4 million tonnes grading 17.5 g/t, containing 5.8 million ounces of gold. Area 2 is located further to the southeast along these west-northwesterly trending fault blocks. Approximately 54 diamond drill holes have been completed in the vicinity of Area 2; the estimated inferred resource of 24.3 million tonnes grading 14.7 g/t, containing 11.5 million ounces of gold.

Southgold commissioned The Mineral Corporation ("TMC"), a South African engineering firm, to complete a scoping study on Area 1 of the Burnstone Project. Within the study, TMC estimated an indicated mineral resource for Area 1, for a mine plan using a stope width of 100 cm, of 26.1 million tonnes grading 6.97 g/t. With this tonnage, TMC estimated a recoverable resource of 19.2 million tonnes, having a mill head grade of 5.25 g/t and a mill recovery of 96.1%. This scenario generates 3.1 million ounces of gold over a 24-year mine life or approximately 144,000 ounces per year from Area 1. Behre Dolbear and Company reviewed the engineering studies for Great Basin. According to Behre Dolbear, the proposed underground development and metallurgical processing described in the scoping study by the Mineral Corporation all conform to standard South African practice but the work is preliminary in nature and as such, considerable investigation remains to be done to confirm the concepts and numbers.

Access, Climate and Physiography

The Burnstone property is located in a physiographic region known as the South African Highveld, lying at an altitude of 1,750 metres. Topographic relief in the area is primarily gently rolling grassland terrain. The area has a mild climate, with about six weeks of chill and frost in mid-winter (July-August). Due to the relatively high altitude the winter nights can be cool. The rainy season occurs during the summer and drought conditions usually prevail in winter. Summer rainstorms are often ferocious and can be accompanied by substantial lightning. Hailstorms are an occasional occurrence.

The project is located close to a major highway and several roads cross the property that accesses the village of Balfour. The property is also crossed by national Eskom grid power lines and by two rail lines, one being the main Johannesburg, Durban trunk line. The Rand Water Board trunk water main into Balfour has excess pipeline capacity sufficient to service the mine/mill needs.

Mineral Rights Holdings

Property holdings encompass 26,470 hectares, situated on portions of 16 farms. The mineral rights under option by Southgold are: 13,568 ha (51.3%) held by GFL Mining Services Ltd ("Gold Fields"); 7,288 ha (27.5%) held by Reitbult Estate Holdings (Pty) Ltd ("Reitbult Estates"); 2,744 ha (10.5%) held by PUMA Gold (Proprietary) Limited ("PUMA"); 1,365 ha (5.2%) held by Taurus Mining & Prospecting (Pty) Ltd ("Taurus"); and 1,473 ha (5.5%) held by several private owners. Underlying mineral rights ownership are tabulated below:

Table 1 Mineral Rights Holdings

Mineral Rights Holder	Farm Name(s)	Size (ha)
GFL Mining Services Limited (75%) and Randex Limited (25%)	Balfour Township IR Brakfontein 513 IR Dagbreek 551 IR Reitfontein 561 IR Rietvalei 546 IR Roodepoort 598 IR Springfontein 549 IR Van Kolderskop 547 IR Van Kolderskop 550 IR Van Kolderskop 552 IR Vlakfontein 556 IR Vlakfontein 558 IR Zyferfontein 576 IR	13,568
Reitbult Estate Holdings (PTY) Ltd.	Reitbult Estates 505 IR	7,288
PUMA Gold (Proprietary) Limited	Doornhoek 577 IR	2,774
Taurus Mining and Prospecting Company (Proprietary) Limited	Vlakfontein 556 IR	1,365
Maria Magdalena Kampher Clayton Mineral Trust Graham Buck Trust No. 3 Lawrence Allenby Collins	Rustfontein 548 IR	424
JDH Le Roux	Rustfontein 548 IR	294
Stephanus Johannes Ackerman	Rustfontein 548 IR	213
Sarwipi Trust	Rustfontein 548 IR	210
Maria Magdalena Kampher	Rustfontein 548 IR	202
James Watson Cason	Rustfontein 548 IR	130
Total Mineral Rights		**26,468**

The Minerals Act 50 of 1991 currently governs South African minerals legislation. This act allows for mineral rights to be owned privately or by the State. Companies (or individuals) can enter into agreements with the mineral rights owners to explore on their farms. These agreements are called "Notarial Prospecting and Option Agreements". The duration of these Prospecting Agreements is negotiable but generally they do not exceed five years in length after which time activities on the property may be sufficiently advanced so that development can occur in which case the Option Agreement part of the Contract will be in effect. Alternatively, if the property has not advanced to the stage where development can occur, the Notarial Prospecting and Option Agreement may be renegotiated.

In order to conduct exploration work, on private or State land, a "Prospecting Permit" is required (Section 6 of the Minerals Act 50 of 1991). This permit is issued by the State-controlled Department of Minerals and Energy ("DME"). Southgold has obtained prospecting permits for approximately 13,070 hectares of the Burnstone property, as tabulated below:

Table 2 Prospecting Permits

Farm Name	Mineral Rights (ha)	Prospecting Permits (ha)
Balfour Township IR	5	0
Brakfontein 513 IR	1,181	1,181
Dagbreek 551 IR	720	720
Doornhoek 577 IR	2773	0
Reitbult Estates 505 IR	7,288	1,062
Rietfontein 561 IR	1,607	0
Rietvalei 546 IR	1,733	1,733
Roodepoort 598 IR	1,377	0
Rustfontein 548 IR	1,473	977
Springfontein 549 IR	1,230	1,230
Van Kolderskop 547 IR	1,623	1,623
Van Kolderskop 550 IR	742	742
Van Kolderskop 552 IR	325	325
Vlakfontein 556 IR	3,496	3,478
Vlakfontein 558 IR	627	0
Zyferfontein 576 IR	265	0
Total Mineral Rights /Permits	**26,465**	**13,071**

A new Minerals and Petroleum Resources Development Bill was passed by parliament in 2002 and is expected to be promulgated in 2003. The Bill, once promulgated, will allow for the transfer of all "unused old order rights" to the State. The current rights optioned and permitted by Southgold do not fall into the category of "unused old order rights", but are classified as "old order prospecting rights". A period of two years will be allowed after promulgation of the Bill to convert these "old order prospecting rights" to "new order" prospecting or mining rights. Security of tenure will thereafter be guaranteed for a period of five years with respect to prospecting rights, and 30 years with respect to mining rights.

With respect to the secured mineral rights that have not been permitted to date, there will be a one-year grace period after the promulgation of the Bill within which to permit these rights. The planned conversion process from "Old Order Prospecting Rights" to "New Order Prospecting Rights" is not onerous, but are subject to two preconditions (1) a Black Economic Empowerment ("BEE") contingent must be involved and (2) a prospecting fee payable to the State, followed by a royalty in the event of mining, is required.

Current State prospecting fees range from R3/ha in year 1 to R7/ha in year 5. Current State royalties on precious metals are 1% of gross revenue. These amounts will become payable to the State upon conversion of "old order" rights to "new order" rights, and do not take existing commitments towards current mineral rights holders into account.

Prior to November 2002, Southgold entered into a joint venture agreement with Tranter Investments (Proprietary) Limited ("Tranter"), a Black Economic Empowerment Group partner, whereby Tranter will acquire a 20% interest in the Burnstone project subject to certain conditions, that were required to be completed by March 31, 2003. Tranter would then maintain is 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a Bankable Feasibility Study. Tranter would have the right, subject to certain conditions, to purchase on commercial terms an additional 6% participation interest in the Burnstone Joint Venture. Not all conditions were met by March 31, but Southgold and Tranter are working together along with Great Basin to extend the agreement on mutually acceptable terms and conditions.

Exploration History

Gold exploration and development commenced in the South Rand gold field in 1887 and several small mines operated there between 1892 and 1962. The activity has followed improvements in the gold price, except in the late 1960's when a high uranium price revived interest in the area for potential gold-uranium production. The Burnstone property has been intermittently explored since the 1970's by Union Corporation Ltd ("Union Corporation"), Gencor (created by a merger between Union and General Mining Corp in 1980), Anglo American Prospecting Services, and Southgold. Exploration drilling in the Burnstone Project area was conducted intermittently during the period 1974 to 1993, initially by Union Corporation, and later by Gencor. During this period, six holes (the VFN-series) were also drilled by Anglovaal Mining Limited, ("Avmin"), the principal shareholder of Avgold Limited.

Southgold acquired the Reitbuilt Estates ground in 1999, and then acquired Gold Fields' Burnstone property and the related Avmin ground in 2000. In 2000, under the direction of the new management of Pangea, Southgold acquired a significant number of surrounding properties that were held by private individuals. Three boreholes, SG1 through SG3, were drilled by Southgold in 1999 and early 2000, and a further 15 boreholes, SG4 through SG18, were completed from May to July 2002. Over the course of these exploration programs, it was thought that the Kimberley Reef in the Burnstone area was folded upward into an antiform and only buried to depths of 200 to 1,000 metres; a comparatively shallow and very attractive depth for Witwatersrand gold deposits.

Regional Geology

Gold was discovered in 1886 in the present city of Johannesburg. Through 1994, more than 1.4 billion ounces of gold at an average grade of 9.5 g/t have been produced from the auriferous conglomerate placers ("reefs") of the Witwatersrand Supergroup. Seven major gold fields have been developed within the basin (Figure 3). The Central Rand, West Rand, East Rand and Klerksdorp gold fields all contain outcrops of the auriferous placers, whereas those of the remaining three gold fields occur beneath a cover of younger rocks, up to 3,000 metres thick. Several smaller gold fields have also been exploited.

The Witwatersrand gold fields are considered to signify major, diachronous, entry points of coarse-grained sediment into the basin. The deposits formed probably represent laterally-coalesced fluvial braid-plains, where gold was concentrated within conglomerates ("reefs", in local mining terminology) developed primarily on diachromous unconformities. Those parts of the proposed braid-plains that contain economic gold concentrations commonly extend for several kilometres down depositional dip, and for up to 50 km along depositional strike. There are some "gaps" between gold fields where no economic placers have been discovered.

The Witwatersrand basin is underlain by an Archaean (>3.1 Ga) granite-greenstone basement and the 3,086 – 3,074 Ma Dominion Group; it is overlain, unconformably, by rocks of the Ventersdorp (2.7 Ga), Transvaal (2.6 Ga) and Karoo (280 Ma) Supergroups. The basin was originally much larger than it is at present and correlations have been attempted with the Pongola Supergroup and the Uitkyk Formation associated with the Pietersburg Greenstone Belt.

Prior to 1990 it was widely believed that the granites represented the floor upon which the sediments had been deposited. However, recent U-Pb isotope dates of granites adjacent to the basin indicate that several intrusions were emplaced during Witwatersrand deposition, i.e. between 3,074 and 2,714 Ma; it is suggested that each event of granite magmatism might have been the prelude to a pulse of sedimentation in the basin.

The Witwatersrand Basin has been affected by several structural events, superimposed one on the other. Many studies now differentiate between deformation that was taking place during deposition of the Witwatersrand sediments and subsequent deformation. Syn-depositional deformation played a key role in the distribution of sediment input and also controlled the occurrence of auriferous conglomerates and the thickness of enclosing sediment packages. Later faulting and buckling of the sequence determined which parts of the basin remained buried, as well as the depths to mineable horizons, relative to the present-day surface.


AFRICA
South Africa
ANGOLA
ZAMBIA
ZIMBABWE
NAMIBIA
BOTSWANA
MOZAMBIQUE
Johannesburg
Witwatersrand Goldfield
SOUTH AFRICA
Cape Town
N
Johannesburg
Randfontein
Driefontein
Kloof
Elandskraal
Western Areas
Evander
Balfour
Burnstone
Klerksdorp
Witwatersrand Goldfield
St. Helena
Free State
LEGEND
Major Gold Mine
Goldfields
Dominion Group
Central Rand Group
West Rand Group
Basement Group
100 km
Witwatersrand Goldfield and Major Gold Mines
GREAT BASIN GOLD

Figure 3: Geology of Witwatersrand Basin and Location of Burnstone Property

Property Geology

The South Rand gold field represents a structurally modified southerly continuation of the East Rand gold field. The easterly striking Sugarbush Fault and its sympathetic structures, the Rietfontein and Ireton/Kroomdraai faults, have disrupted continuity between the East Rand gold field and the southeasterly oriented South Rand gold field. The Balfour synform is the dominant structural feature controlling the form and distribution of the West and Central Rand Groups, host to the Kimberley Reef in the South Rand Basin. The axis of this open regional feature trends northwest-southeast and plunges shallowly southeast. The synform is truncated against major, steeply dipping, east-northeast trending, strike-slip faults of the Rietfontein, Sugarbush and Ireton/Kromdraai systems. These regional faults have vertical displacements of up to 500 metres.

The property is located on a panel of rocks that dips shallowly to the southeast. At it's shallowest point the upper unit in the Rand Group is exposed on surface along a northwest trend through the central portion of Area 1. This brings the Kimberley Reef to within 200 metres from surface before it is downthrown to up to 1000 metres by a series of west-northwest to northwest trending faults. This creates a relatively shallow, attractive drill target.

The Witwatersrand ore bodies typically occur in conglomerate beds (reefs) deposited on unconformities within the major stratigraphic sequences in the basin. A typical characteristic of the Witwatersrand orebodies is that they are all composed of mature pebbly arenite comprising various fluvial lithofacies ranging from clast-supported oligomictic conglomerate to loosely packed conglomerate. Mineralization ranges in thickness from decimeters to a few meters, and is largely confined between an unconformity, and an upper planar bedding surface that separates it from quartz wacke or siltstone. The lense-like geometry of the sedimentary beds comprising the orebodies defines

fluvial bar-and-channel bedforms that display unimodal paleochannel directions. The thicker orebodies represent multichannel sequences of conglomerate and quartz arenite deposited by repeated flood-and wane-stage flows.

The Kimberley Reef sequence in the South Rand appears to represent a fluvial system consisting of channels (relatively high energy) and interfluves (relatively low energy) in the mid to distal reaches of a braid-plain environment. Palaeocurrent studies suggest that that the proposed channels (or channel systems) in this area flowed from northwest to southeast. The main fluvial system is considered to have been at least 15 km wide, with smaller channels draining the surrounding area to the northeast and southwest.

In the nearby Evander basin, it has been shown that the Kimberley Reef was deposited by currents flowing in a north-westerly and northerly direction and that the thickest development of the Kimberley Reef occurs in the south-eastern part of the gold field - the reef thins to the north and north-west. It follows that the main entry-point for both the South Rand gold field and the Evander gold field lay to the east of South Rand and south of Evander, and that the granite hub in the Devon dome, east of Heidelberg, acted as a barrier to the flow of the currents and diverted them around the dome.

In the South Rand, tThe Kimberley Reef is thin (generally 10 cm or less) or represented by a contact only, in the north and thickens to more than 2 metres in the south. This increase in thickness is due to the occurrence of quartzite or pebbly quartzite within the Reef zone in the south. The sediments have been classified into four lithofacies: (1) thin or contact reef, (2) clast-supported conglomerate reef, (3) matrix-supported conglomerate reef, and (4) thick quartzite reef. The clast-supported gravel bars are thought to have formed along the sides of high energy streams and in places where the current flow changed, providing the opportunity for deposition and re-concentration of the sediments and gold. Therefore, this facies is thought to have the most potential for economic concentrations of gold at Burnstone.

Mineralization

Over 70 ore minerals have been identified in the Witwatersrand conglomerate reefs. Certain minerals, such as zircon and chromite, occur mainly as compact, well-rounded grains, which have obviously been eroded from the source area and mechanically abraded during fluvial transport. Other minerals, such as pyrrhotite, pyrite and leucoxene, either have crystalline outlines indicating in-situ growth, or replacement textures, which demonstrate overgrowth onto, or alteration of, a pre-existing detrital phase. Some minerals, pyrite is the best example, demonstrate a variety of textures and may be detrital and post-depositional. Such observations provide the basis for a paragenetic sequence of mineralization comprising three stages: (1) detrital minerals that accumulated during sediment deposition; (2) a principal period of secondary pyrite formation; and (3) a period of gold remobilization and formation of a variety of other secondary sulphide minerals.

Gold occurs as detrital grains, with nugget-like shapes, as well as secondary grains with obviously recrystallised textures. Typically, gold grains range in size between 0.005 and 0.5 mm diameter. A considerable amount of work has been carried out on the composition of Witwatersrand gold particles. The silver content of gold remains fairly constant from one reef to another, as well as among the various textural types, and is typically 900 ± 50. In certain reefs, gold fineness is bimodal and it has been suggested that this might reflect gold derived from two different sources; it is uncertain whether the silver content of gold grains in the basin is inherited or if the gold has been homogenized by in situ remobilization. Another important component is mercury; typically, Hg contents range between 1 - 4*%.* Other impurities include Fe, Cu, Mo, Co, Bi, Pb, Sn and As.

Data Acquisition and Sampling

Exploration drilling in the Burnstone Project area was conducted intermittently during the period 1974 to 1993, initially by Union Corporation and later by Union's successor company, Gencor. During this period, Taurus and Avmin independently drilled six holes (the VFN-series) on their Vlakfontein 556R farm property. Southgold drilled three boreholes, SG1 through SG3, during the period of late 1999 to early 2000, and a further 15 boreholes, SG4 through SG18, from May to July 2002. The programs are summarized below:

Table 3 Historical Drilling at Burnstone

Category	Number of Holes Drilled	Exploration Company	Core Logs Available	Cores Available
Numerical Series	102	Union Corporation/Genmin	Yes	Some
VFN Series	6	Taurus (Avmin)	Yes	Some
SG Series	18	Southgold	Yes	Yes

All holes drilled on the project have been core holes. For the majority of the holes, highly detailed and informative drill logs, including downhole survey records are available. Drill cores are generally in good condition. The core was sampled by being sawn in half with a diamond saw, and so half cores are remaining. GeoActiv states that it can confidently be assumed that the geographic location or the collars of all drill holes were determined by a qualified land surveyor, using the best equipment available at the time of surveying. Collar positions of the new SG-series drill holes were surveyed by a qualified land surveyor, using modern equipment. Down-hole survey records for most historic drill holes and all of the new SG-series are available.

All drill holes within the Project area were drilled vertically from their collars. Up to six deflections were wedged off these holes in order to increase the number of reef intercepts for each set-up. For the Gencor holes, coring commenced at depths where solid core could be obtained, except when drilling past the top parts of wedges. Most historic holes and the recent SG-series are BX or BQ size.

Sampling procedures are not recorded in the drill hole dossiers. However, from the sampling results and examination of split cores of the Gencor drill holes, it can be deduced that the following standards were applicable to this series:

- Minimum length of individual sections sampled for BX core-size was about 25 cm.

- Cores were split along a line parallel to the length of the core, parallel to the core-dip direction. One half of the split core was submitted for analysis, and the remainder was retained for reference purposes.

- In cases where the core had to be broken in a direction perpendicular to the length of the core (that is roughly parallel to bedding), a chisel, or similar suitable tool was used, rather than a rotary diamond saw.

- Stratigraphic thicknesses of sample sections were calculated from mean core bedding angles, applying simple trigonometry.

- Mean gold concentrations (the grade in grams per tonne) were obtained by calculating a weighted mean for the various sample sections.

- Total gold content (centimeter-gram per tonne was obtained by calculating the sum of the gold content of individual sample sections.

- Very detailed typewritten sample records were compiled, including remarks on completeness and representativeness.

- All sample records are accompanied by very detailed, drafted pictorial logs and typewritten semi-quantitative descriptions.

Although most of the above-mentioned procedures were also followed for the new SG-series holes the core, was split at the laboratory rather than by the on-site geologist. Therefore, the representativeness and completeness of the samples to be bagged, properly marked and submitted to the laboratory is not assured.

Quality Control and Analytical Techniques

In the opinion of GeoActiv, the Kimberley Reef has been thoroughly sampled and assayed for gold by the holes drilled by Union/Gencor, Avmin and Southgold. Sampling included the full reef intersection as well as the hanging wall and footwall. The drill hole data includes all assay values. The historic holes predate quality control or quality assurance programs pertaining to analyses as now required by regulatory codes of practice for the reporting of mineral resources and mineral reserves. At that time, the analyses of samples were the responsibility of the in-house laboratories operated by the major mining house concerned. Each of the major mining houses had their own laboratory services that were responsible for the analyses and the quality control measures.

GeoActiv verified assay results by re-sampling and re-analyzing drill cores from five holes spread throughout the project. Samples were obtained by splitting the retained half core, and so samples are quarter core and a quarter core is still retained. Samples of hangingwall and footwall sections were included in the check assay program.

Although details of the analytical procedures carried out on the samples are not available it is likely that the analyses were conducted using a standard lead-collector fire assay process with gravimetric finish. Results are reported as grams gold per tonne.

Replicate assay data is available for the latest SG series holes. Samples were prepared at Lakefield Laboratories ("Lakefield") in Johannesburg and a set of 35 pulp splits were analyzed at Genalysis Laboratories ("Genalysis") in Perth, Australia. Five samples of standard reference material, SARM53, were included with the sample set submitted to Genalysis. Initially the five SARM53 values reported by Genalysis understated the SARM53 value by 12%. However, a second set of duplicate samples, together with standard reference material SARM53, was prepared and analyzed by Genalysis and found to be only 3% below SARM53 value. Lakefield's original and duplicated results are within acceptable norms. The comparison between the two laboratories is also acceptable for gold analytical results.

On the whole, the results from samples submitted by GeoActiv agree reasonably well with those of Southgold. As can be expected for Witwatersrand gold samples, individual samples differed from original samples due to nugget effects. The weighted average grade of all of the individual Kimberley Reef samples taken by GeoActiv (10.6 g/t Au) compare favorably with those of Southgold (10.1 g/t Au).

GeoActiv did not monitor the samples from the drill site to ensure there was no interference with the core, but obtained the sample cores directly from Southgold. GeoActiv supervised the re-sampling and bagging, and delivered the samples to Lakefield. The gold in typical Witwatersrand conglomerates is free gold or associated with the pyrite and tampering, such as adding free gold to such samples, would be extremely difficult to do because the cores are taken from the core tray, sawn with a diamond saw using cooling water that removes all surface free gold as well as in-situ gold that was liberated by the sawing action. Since the results were comparable, there is a large degree of confidence that no interference took place.

Security of Samples

The older cores and records are currently stored at the Gold Fields Geological Centre and core storage facility located at Oberholzer, South Africa, located immediately north of the town of Carletonville. Materials from the latest drilling program by Southgold are stored in a facility at Balfour.

Estimates of Mineralization

Prior to August 2002, Southgold commissioned Global Geo Services (Pty) Ltd ("GGS") to estimate the mineral resources of Area 1 and 2. In August 2002, Great Basin commissioned GeoActiv to complete a geological review of the project and resource estimates for Area 1 and 2. The independent qualified person for the mineral resource estimates done for Great Basin is Deon Vermaakt, Ph.D., Pr. Nat. Sci. The same drill holes and composites were used by GGS and GeoActiv and the global estimates are similar.

GeoActiv created statistical parameters, variography and block modelling for each area. The Area 1 estimate utilized 26 drill holes and 89 valid deflections, while the estimate for Area 2 utilized 9 drill holes. The numbers presented are composites for each hole and its deflections. Descriptive statistics were calculated and then compared to typical Kimberley Reef deposits in the adjacent East Rand basin. The means, variances and standard deviations compare favorably with those derived from the Burnstone data, especially for Area 1. Area 2 does not have enough intersections to make a valid comparison.

Since Witwatersrand sedimentary units usually exhibit strong directions of continuity (anisotropy) in the conglomerate reefs that are exploited throughout the basin, the first step in determining suitable parameters for any estimation run is to detect trends in the data. GeoActiv used the available Burnstone data to create both gold accumulation (cmg/t) and channel width (reef thickness) contour plots. From the gold accumulation and channel width plots a strong northwest-southeast trend is observed south of the two project areas (Areas 1 and 2). A secondary direction trending north northeast-south southwest can also be clearly observed. This direction is highly evident in Areas 1 and 2 and seems to be the dominant direction of continuity. Thus, utilizing a search with the long axis in 210º direction was considered appropriate.

The Burnstone Project is located to the south and adjacent to the Sugarbush Fault System. In Witwatersrand mines, geological losses in areas close to major faults are up to 20%.

GeoActiv and Behre Dolbear are of the opinion that the entire Area 1 resource can be classified as an Indicated Mineral Resource under the definitions of the Canadian Institute of Mining and Metallurgy as required under National Instrument 43-101. Using the same standard, Area 2 should be classified as an Inferred Mineral Resource.



N
-2,940,000 N
-2,950,000 N
-2,960,000 N
AREA 1
AREA 2
Balfour
Legend
Drill Hole
5 km
Burnstone Property
400 km²
-45,000 E
-35,000 E
-25,000 E
Burnstone Gold Resource Areas
GREAT BASIN
GOLD

Figure 4: Burnstone Areas Of Mineralization

Area 1

The results of the Inverse Distance estimate for Area 1 by GeoActiv are summarized in Tables 4 and 5. In Table 5, reef intersections are diluted to a 90 cm mining width.

Table 4 Indicated In-Situ Resource Inverse Distance Mode – Area 1

Cut-off grade (cm g/t)	Tonnes (t)	Channel width (cm)	Grade Au (g/t)	Grade x Thickness (cm g/t)	Contained Ounces (millions)
0	10,403,892	39.9	17.47	697	5.845
300	9,705,508	39.9	18.09	722	5.646
400	7,937,794	39.9	19.66	784	5.018
500	6,536,674	39.9	20.99	837	4.412
600	4,950,073	39.9	22.82	910	3.632
800	2,113,014	39.9	27.47	1,096	1.866
1000	918,718	39.9	33.14	1,322	0.979

Table 5 Indicated (Diluted) In -Situ Resource Inverse Distance Model – Area 1

Cut-off grade (cm g/t)	Tonnes (t)	Stoping Width (cm)	Grade Au (g/t)	Grade x Thickness (cm g/t)	Contained Ounces (millions)
0	23,470,450	90.0	7.75	697	5.845
300	21,894,946	90.0	8.02	722	5.646
400	17,907,106	90.0	8.72	784	5.018
500	14,746,279	90.0	9.31	837	4.412
600	11,167,017	90.0	10.12	910	3.632
800	4,766,812	90.0	12.17	1,096	1.866
1000	2,072,564	90.0	14.69	1,322	0.979

Area 2

> **Cautionary Note to US Investors concerning estimates of Inferred Resources**
> This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized by Canadian disclosure regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category such as "reserves". Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. **U.S. investors are cautioned that "inferred resources" are not mineral reserves and are not mineable. .**

With only 9 drill hole intercepts in Area 2, GeoActiv estimated the resource for this area using the Sichel-T method. This method is a technique used to derive an estimate of a lognormal distribution from a set of random and independent samples. It is commonly used on the Witwatersrand deposits to estimate resources when data is sparse. The Sichel-T estimate of Area 2 (at a 0 cmg/t cut-off) results in an inferred resource of 24.3 million tonnes grading 14.7 g/t, containing 11.5 million ounces of gold.

A comparison of the sample data set of Kimberley Reef mineralization from the nearby East Rand basin indicates that the occurrence of gold mineralization in the Kimberley reef in the Burnstone area is similar to that in the East Rand basin. It is expected that variograms derived from the Burnstone area in future should have similar ranges to those found in the sample data set. If a Bayesian approach is adopted to better define the resource for the Burnstone area, variograms from the East Rand basin could be employed.

Preliminary Engineering - Area 1

The Mineral Corporation completed a Scoping Study, assessing the development of the Burnstone Project Area 1 as a conventional underground mine operating at a milling rate of 75,000 tonnes per month and producing approximately 144,000 ounces of gold per annum. TMC used a mine design resource for Area 1 of 19.234 million tonnes having a mill head grade of 5.25 g/t. According to Behre Dolbear, the proposed underground development and metallurgical processing described in the scoping study by the Mineral Corporation all conform to standard South African practice but the work is preliminary in nature and as such, considerable investigation remains to be done to confirm the concepts and numbers. Behre Dolbear also offered additional comments.

The proposed stoping method is the predominant one used for seventy years on the Witwatersrand, however, that proposed for Burnstone is one of numerous variations of the basic method. The proposed stoping width is 100 cm. Several Rand mines have operated with average stope widths of between 70 cm and 75 cm but all have had problems with low productivity. At the neighboring Evander property, strong management action has resulted in the average stoping width being reduced from 110-115 cm to 93-98 cm. As the practicality of sub-100 cm stope widths has been established at Evander, Behre Dolbear believes that proposed 100 cm stoping width for Burnstone is entirely appropriate and definitely achievable.

TMC's stope design utilizes a number of modifications to conventional design and incorporates several new features. The principal design modification is the use of two dip slusher gulleys, one on either side of a single manway gulley. Conventional design usually only employs a single dip gulley. Another modification is the development of 500 cubic meter capacity boxholes under the stopes leading to the stope crosscut. Boxholes of this size may not be necessary. There is also potential for serious mud rushes with this size of boxhole, particularly if water sweeping is used. Due to the low dip of the reef, stope floors must be swept clean after blasting otherwise excessive gold loss will occur. The proposed stope is designed to handle the water used in water-sweeping, but it will not totally prevent the occurrence of mud rushes of saturated fines from boxholes and orepasses. Conventional sweeping using shovels and brooms is a safe and cost effective alternative. Further, boxhole size should be re-evaluated in subsequent studies.

TMC proposed to develop every second strike gulley ahead of the face. While slightly more expensive than the conventional means of advancing the gulleys, it has the distinct advantage of providing a forewarning of adverse reef moments or providing a stop point in face advance should stope grade become unpayable. The proposed stope design also leaves a two-metre wide crush pillar on the down dip side of the strike gulleys. It should be geotechnically determined if these pillars could be eliminated by methodically roof-bolting the hanging wall.

TMC designed the shafts to intersect the Kimberley reef near the axis of the anticline in an area that, to date is indicated to be barren of mineralization, yet proximal to the higher-grade material indicated in Area 1. Behre Dolbear agrees with this positioning, but notes that the true structure and grade of the reef system in this selected location requires further confirmation drilling.

Recommendations

In order to move the Area 1 resource from an indicated to measured category, additional drilling is required to obtain a sufficiency of reef intersections within the expected long-range (300 metres) of the semi-variogram model for the Kimberley Reef. Behre Dolbear and GeoActiv recommended a multi-rig program of approximately 22 holes, totalling 20,000 metres, of core drilling in the technical report focused on the northern and the southern portions of Area 1 where trends of higher grades are indicated. The program is designed to provide several results. Firstly, the drilling will double the hole density in these portions from 500 metres x 500 metres to 250 metres x 250 metres, ie within the recommended 300 metres x 300 metres spacing, enabling a more reliable geostatistical examination of the two portions. Secondly, the infill drilling will allow the historical and new drilling to be separately taken as two equivalent databases, one for each portion, and two independent resource and geological interpretations can be done for each portion. Further, the program will test the north-northeast – south-southwest deposition trends, providing enhanced data for subsequent sedimentological studies. The expected similarity of results between these databases will confirm a high degree of confidence in the mineralization's grade and continuity. Thirdly, the drilling should more definitively outline the structure of the reef portions in that area where the majority of Area 1 gold is indicated to occur.

Additional drilling is planned for Area 2, where reportedly at least 15 additional surface boreholes are laid-out. GeoActiv and Behre Dolbear believe that these extra holes should "upgrade" the inferred resource in Area 2 to the indicated category.

To enable mine planning for the Feasibility Study, it is critical that test holes be drilled in the proposed shaft locations. At present, the main focus is to develop Area 1. The continuity of the Kimberley Reef (and the knowledge of Witwatersrand deposits in general) provides comfort that the Area 1 resource will have the magnitude and grade described above.

The palaeo-current directions as well as "payshoot" trends observed in the Burnstone project area clearly indicate the existence of two primary directions: a) north-northeast to south-southwest and b) northwest to southeast. Both these directions have played an integral part in the sedimentary and mineralization processes during deposition of the Kimberley Reef. It is important for future exploration to understand these processes. Resource estimation is very dependant on the knowledge and understanding of these trends, since they are used to assign values to potential mining blocks. A detailed study is necessary to ascertain the relative importance of either trend for assigning value in resource estimation. GeoActiv is of the opinion that in areas of close proximity to the east-westerly striking Sugarbush Fault system, the northeast-southwest trend will be significant, whereas the northwest-southeast trend will become more important away to the southwest and down-dip from this major structural discontinuity.

The commonly used specific gravity (SG) for the Kimberley Reef rocks is 2.7 (Evander), however, no actual SG measurements are available. It is recommended that SG measurements be undertaken for the Kimberley Reef, particularly for the apparently different facies.

In subsequent studies it is also recommended that a comparison be made with other operating Kimberley Reef mines operating to determine the appropriate factors of waste dilution from stopes and other waste sources, survey discrepancy and mine call factor. Although there is an extensive body of metallurgical data on Witwatersrand ores, there has been no specific metallurgical testing done on the Kimberley Reef material on the Burnstone Project. It is recommended that sufficient samples be collected to confirm the projected milling characteristics. Finally, in order to expedite development of the project, it is recommended that baseline environmental studies be conducted done in conjunction with planned exploration programs.

Exploration in 2003

A 20,000-metre drilling program was initiated in January 2003. The US$1.5 million program is designed to increase the density of the drilling and assay information to confirm the initial resource estimate for Area 1.

Work began in the southeastern part of Area 1, and an interim resource estimate for this "Southeast Zone" of Area 1 was completed to illustrate the results of the drilling program to early April.   Drill hole spacing has been decreased from 800-1000 metres to about 350 metres, representing a 60% increase in density. Based on current and historic drill hole information, it is estimated that a measured resource of 4.1 million tonnes at a grade of 18.25 grams/tonne at a 0 cm grams/tonne cut-off; representing over 2.4 million ounces of gold, occurs in the Southeast Zone. This is compared to an indicated resource of 4.1 million tonnes at a grade of 19.6 grams/tonne, containing 2.55 million ounces of gold that was estimated for the same area prior to the Great Basin drilling. The Southeast Zone comprises only 30% of the total extent of Area 1. Deon Vermaakt, Ph.D., Pr. Sci. Nat., is the independent qualified person for GeoActiv (Pty) Ltd. of South Africa, which has estimated and categorized the mineral resources of the Burnstone property for Great Basin, both prior to and as a result of the current program, using mineral industry methods as required by Canadian Securities regulatory standards found in NI 43-101.

When the current program is completed, an updated estimate of the mineral resource for all of Area 1 is planned as a preface to commencing detailed engineering studies leading to a feasibility study. Additional drilling is also planned for Area 2, where an inferred mineral resource is currently outlined, as well as other prospects on the property and ancillary mineral holdings.

(3)   The Casino Property, Yukon, Canada

Great Basin owns a 100% working interest (subject to 5% net profits royalty) in the Casino Property, a large tonnage low-grade copper-gold-molybdenum property located in northern Canada. Due to the uncertainty of recovery of amounts spent acquiring and exploring the Casino Property, Great Basin has written down the property to a nominal carrying value of $1.00. Great Basin is not actively exploring this property because management believes that based on currently available information the exploration results at Ivanhoe (see above) and Burnstone indicate better opportunity than that at Casino where the deposit is currently uneconomic.

Great Basin is continuing to monitor the economic factors that might favorably impact on development of this project. These factors include metal prices, exchange rates, metallurgical process advances, regional power and transportation developments and potential government incentives. As well, Great Basin has recently entered into and option agreement regarding the Casino Property (see below).

Location and Access

The Casino porphyry gold-copper-molybdenum deposit is situated at 62 degrees 43' north latitude and 138 degrees 49' west longitude. It is located 306 kilometres (190 miles) northwest of Whitehorse, the capital of Yukon Territory, Canada at an elevation of 1,200 metres (3,935 feet) above mean sea level in the Dawson Range. The Alaska Highway is 120 kilometres (74 miles) to the southwest and the Klondike Highway is 105 kilometres (65 miles) to the east. Access to the Casino Property is by wheeled aircraft to the existing property landing strip; via a 224-

kilometre (139-mile) winter tote road from Burwash Landing on the Alaska Highway; or via river barge along the Yukon River from Dawson City (200 kilometres or 124 miles). The Casino Property comprises 735 mineral claims comprising 11,704 hectares (28,921 acres). The setting of the property consists of lightly vegetated hills and a few low mountains. The area has cold dry winters and warm dry summers.

Mineral Claims

The Casino Property comprises 161 mineral claims, comprising 2,318 hectares (5,728 acres). Cash in lieu was paid on 23 mineral claims in March 2003 and now are in good standing until 2004. The remaining claims are in good standing until 2005.

Property Geology

The deposit was discovered from geochemical, geophysical and geological surveys, indicating the presence of a large copper-gold-molybdenum geochemical anomaly centered over a late Cretaceous breccia complex. This has since become known as the Casino breccia complex. The mineral deposit lies within an unglaciated region of the Yukon with a mature topography and deep surficial weathering. Drilling has shown that there is a vertical zonation in gold, copper, and molybdenum within the Casino breccia complex. Zones include leached cap, supergene (enriched) and hypogene (primary) zones of mineralization. Geological logging of drill core has shown the presence of a large, typical porphyry-type, hydrothermal alteration facies with a central gold-copper potassic (potassium-feldspar-biotite-magnetite) facies in the Casino breccia complex. Gold-copper-molybdenum mineralization occurs within an approximately one square kilometre (0.386 square mile) area centered on Patton Hill.

Exploration

The Casino deposit is a bulk tonnage porphyry copper deposit with significant gold and molybdenum values. The deposit area has not been eroded by glaciation and, combined with the high degree of fracturing and permeability in the rocks has resulted in deep weathering and development of distinct mineral zones. Commencing from surface, the uppermost zone is a leached gold zone from which most of the copper has been leached away by descending groundwater. A copper-enriched, supergene gold-copper zone underlies the leached zone; copper from the leached zone was redeposited in the supergene zone. Below the supergene zone is the hypogene zone, which contains primary gold, copper, and molybdenum mineralization that has not been affected by surface weathering or supergene enrichment.

In 1991, Big Creek Resources Ltd. and Archer, Cathro and Associates (a mining consulting firm with common principal and shareholders of Big Creek) optioned the Casino Property from Casino Silver Ltd. In 1992, Archer, Cathro commenced a drilling program with an objective of establishing the gold content of the deposit. Drilling of 4,729 metres (15,515 feet) of large diameter HQ core in 21 vertical holes was completed in the central portion of the known mineral deposit, primarily filling between old drill holes. Due to larger sample size, better core recovery, and improved assaying methods, significant gold, copper and molybdenum grades were verified over the area drilled.

During 1993, Pacific Sentinel conducted an intensive, large diameter diamond drilling program comprising 50,531 metres (165,785 feet) of drilling in 107 test holes on a systematic grid layout at 100 metre (330 foot) centers over a portion of the Casino Property. The drilling program confirmed that the Casino deposit measures approximately 792 metres (2,600 feet) north-south, 1,280 metres (4,200 feet) east-west, and averages 354 metres (1,160 feet) thick. Overburden, averaging 7.9 metres (26 feet) thick, overlies an oxide gold zone that averages 70 metres (230 feet) in thickness. Underlying the copper leached gold zone is a copper enriched supergene blanket averaging 60 metres (197 feet) thick. A primary gold-copper-molybdenum mineralized hypogene zone, averaging 233 metres (764 feet) thick, lies below the supergene zone.

In 1994, Pacific Sentinel spent approximately $4.5 million completing an infill, delineation and geotechnical drilling program on the Casino Property comprising 18,038 metres (59,180 feet) of large diameter diamond drilling in 108 holes. Infill drilling verified the continuity of mineralization of the three principal zones. Total drilling conducted by Pacific Sentinel on the Casino Property is 68,564 metres (224,947 feet) in 215 large diameter holes and the overall mineral deposit has been defined for the purpose of open pit mine planning. In addition, geotechnical drilling to evaluate pit wall stability and sites for heap leaching, tailings, waste rock storage and plant facilities has been completed for mine engineering and design purposes.

487867.6

Estimates of Mineralization

The Casino Property hosts a deposit with estimated measured mineralized material (resource) of 178 million tonnes (196 million tons) at an average grade of 0.303% copper, 0.376 g Au/tonne (0.011 oz. Au/ton) and 0.028% molybdenum. This includes 61 million tonnes (67 million tons) of supergene sulphide material grading 0.367% copper, 0.413 g Au/tonne, (0.012 oz. Au/ton) 0.029% molybdenum and 117 million tonnes (129 million tons) of hypogene material grading 0.269% copper, 0.356 g Au/tonne (0.010 oz. Au/ton) and 0.027% molybdenum.

Sampling and Analysis

This outline summarizes the sampling and analytical procedures for drill core used by Great Basin and its predecessor from 1992-1994, including holes 93-144 through 94-358 and holes 92-123 through 92-143. Information on holes drilled in 1969, 1970 and 1973 was compiled from sources believed to be reliable, however, the sampling and analytical methods are generally not known.

Exploration targets were sampled by HQ (2.5 inch/6.35 cm diameter) core drilling and, in places, NQ (1.875 inch/4.76 cm) core. The boxed core samples were transported 5 km by truck to a core logging facility where geotechnical and geological logging, sampling and quality control designations were done. The average recovery for 1993-94 core was 93.5%. Average recoveries within various zones were: hypogene 96.4%, supergene 92.4% and leached cap 89.0%.

Drill core was generally sampled over geologically-defined intervals, the average width is 3.07 m. Core was sampled by mechanical splitting. The remaining half core was returned to the boxes and stored in racks at the site. The average length-wise half-split provided 10 to 15 kg of material, which was transported by charter aircraft to Whitehorse, Yukon, then by commercial air freight to Vancouver for delivery to the sample preparation laboratory. In 1992-1993 the samples were prepared at Chemex Laboratories (Chemex), now ALS Chemex, in North Vancouver, BC. In 1994, all sample preparation was performed at CDN Resource Laboratories Ltd., in Vancouver, BC.

Sample preparation work included: drying, weight determination, crushing to 60%, screening by 10 mesh (2 mm), and pulverization of a 250 gram sub-sample to 98% passing 150 mesh (0.106 mm). In 1994, CDN also inserted standard reference samples and took duplicate a riffle split from the crushed reject for analysis at a second laboratory.

Regular samples, 1992-1993 selected duplicate samples and 1994 random half-core replicate samples were analyzed at Chemex. Selected duplicate samples from 1992 and 1993, and random duplicate samples from 1994, were analyzed by Min-En Laboratories (now Assayers Canada) in North Vancouver, BC.

Quality Control

The additional analyses required for this QAQC program exceeds 10% of the overall analytical results for drill core, and is separate from the internal procedures used at the analytical laboratories themselves. Five main samples types are recognized in this program:

MS - Regular or mainstream samples submitted for preparation and analysis at the primary lab. Comprises about 90% of total number of results.

ST - Mineralized standard or reference sample pulps of known metal concentration, prepared from mineralized materials from the project site, e.g. drill core rejects, underground or surface samples. About 1 in every 20 samples, or 5% of the total results.

DP - There were three sub-types of duplicate samples:

(a)   Lab-Lab – A second split taken randomly from the coarse sub-sample for pulverization and analysis at a second lab. About 1 in every 20 samples, or 5% of total results.

(b)   Selected – A second split taken, usually based on grade, after the initial are analytical results received. These samples may or may not be re-numbered, and may be assayed at the primary, secondary, or other lab.

(c)   One-half Core Replicates – A second split consisting of the other half of the drill core remaining after the first split is taken. They may be selected based on grade, or taken randomly, and may be sent to the primary lab or a second lab for analysis. About 1 in every 20 samples, or 5% of total results.

SD - Duplicates of standard reference samples, submitted for analysis with lab-lab duplicates. About 1 in every 20 duplicate sample (type "a" and "c" above), or 0.5% of the total results.

In 1992 and 1993, the Casino QAQC program consisted of lab-lab and inter-lab duplicates (type "b" above, selected by grade). These duplicates did not provide sufficient information to properly assess the accuracy of the analytical results. In 1994 two types of randomly selected duplicates, with a frequency of about 1 in every 20 samples, were analyzed. Reject duplicates (type "a" above) were analyzed by Min-En from a duplicate 250 gram sub-sample, riffled out of crushed reject material from the original core sample. In addition, Chemex analyzed replicates derived from the remaining half-core in the same interval as the reject duplicate sample.

In early 1994, the first property standards were prepared from coarse drill core rejects from the 1992 and 1993 programs. Four standards were prepared under the supervision of Barry W. Smee, Consulting Geochemist/Geologist. These are a Hypogene standard at cut-off grade, a Mean supergene standard of oxide Au at cut-off grade, a Mean oxide Au standard and a Higher-grade oxide Au standard. The standards were submitted for analysis at the primary lab as consecutively numbered pulps within each batch of mainstream pulps in 1994, and with the duplicate and replicate streams that year. Bondar-Clegg, North Vancouver, BC and Acme Analytical Laboratories Ltd., Vancouver, BC did standard analyses.

Analytical Techniques

All samples were assayed for gold by 1 Assay Ton (AT) lead collection fire assay (FA) fusion with an atomic absorption spectroscopy (AAS) finish, results reported in grams per tonne. Molybdenum content was determined by Aqua Regia digestion with and AAS finish. The Mo results were multiplied by 1.6681 and reported as %MoS_2 to correspond with the format of the pre-1992 data.

Copper content was determined by Aqua Regia digestion with and AAS finish. Copper results were reported in percent (as Total Cu). In addition, selected samples in 1994 from the leached cap, supergene zone and the upper 50 m of hypogene zone were composited (2:1) and subjected to a two-stage leach process. The initial leach was done using a filtered solution from a weak (3%) sulphuric acid that digested most copper oxide minerals, with the exception of cuprite, and then was analyzed for copper by AAS. This result was designated weak acid soluble (WAS Cu). A second, stronger leach of 5% sulphuric acid combined with 2% ferric sulphate, digested up to 50% of the copper present as chalcocite without digesting a significant amount of the copper present as chalcopyrite and/or bornite. This leachate, designated moderate acid soluble (MAS Cu), was analyzed by AAS.

All samples were also analyzed for 32 elements by Inductively-Coupled Plasma Atomic Emission Spectroscopy (ICP-AES), after Aqua Regia digestion of a 1 gram sample.

Sixteen samples from 1992 and 1993 drill core rejects were selected for metallic gold analysis. All available pulp and reject was combined and pulverized. The plus 150 mesh fraction was screened out weighed and assayed. The minus 150 mesh fraction was rolled and 3 randomly selected one assay tonne sub-samples were analyzed. The results indicate it is unlikely that there is an appreciable "nugget" effect, caused by the presence of coarse gold particles.

Security of Samples

The sample pulps are currently stored at a warehouse in the Vancouver area. Drill core is stored at the site.

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Environmental and Socioeconomic

An environmental baseline program was initiated in July 1993 to investigate the environmental aspects of the Casino Property and surrounding area. This program includes the documentation of local vegetation, wildlife, fish, climate and hydrology. Overall project environmental impact is expected to be minimal. Great Basin has not encountered any unusual environmental concerns for the Casino Property. To date, Great Basin's Casino Property has not been affected by any Aboriginal land claims.

Current Status

Grades of mineralization are sub-economic based on current metal prices. Great Basin does not plan any further work on the property unless and until metals prices improve. There is no plant or equipment located on the Casino Property so no ongoing security or similar costs are anticipated. Exploration activities did not result in any significant environmental disturbances and Great Basin is not aware of any environmental liability.

By agreement dated May 2, 2000, Great Basin granted an option to Alexis Resources Ltd. ("Alexis") whereby Alexis can earn the right to purchase 55 non-core claims for $1.00 on the 20th anniversary of the option agreement. As consideration for the option granted, Alexis will make all annual filing fees and assessment work on 83 of Great Basin's Casino claims not under option, as well as the 55 under option. Alternatively, Alexis may purchase the 55 claims for a one-time payment of $200,000 without further obligation in respect of the 83 claims. All claims are currently subject to a 5% net profits interest accruing to a predecessor in title and should Alexis acquire the 55 claims, they would be subject to a further 5% net profits interest payable to Great Basin. By an agreement dated December 31, 2000, Great Basin consented to the assignment of the option interest of Alexis Resources Ltd. to Wildrose Resources Ltd. ("Wildrose").

On March 25, 2002 and subsequent to year-end, Great Basin allowed 574 mineral claims to lapse. A further 23 claims lapsed in March 2003. The remaining claims are in good standing until 2005 and are subject to the Wildrose maintenance agreement.

On July 15, 2002, Great Basin agreed to option the Casino property (the "Property") to CRS Copper Resources Ltd. ("CRS"). Under the terms of the agreement, GBG has granted CRS an option ("the Option") to purchase 100% of Great Basin's interest in the claims and interests comprising the Property for $1,000,000, plus applicable taxes, payable at the option of CRS in cash or CRS common shares, providing that CRS shares are listed on the TSX Venture Exchange Exchange or another recognized exchange (the "Exchange"). CRS shares would be valued based on the 20 consecutive trading-day weighted average trading price for the 20-day period ending four days prior to the delivery of the notice of the exercise of the Option, and also dependent on whether there has been a minimum average trading volume of 25,000 CRS shares per day for the 20-day period.

The Option may be exercised at any time from the date of the agreement to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. If CRS elects to terminate the agreement without exercising the Option or allows it to lapse, CRS must pay to Great Basin a "break fee" of $25,000, plus applicable taxes. CRS is required to make interim option payments to Great Basin at the time that CRS is listed on an Exchange of 100,000 CRS shares plus warrants to buy another 100,000 shares for a period of two years at an exercise price, which reflects the maximum discount for the prevailing CRS market price permitted by the policies of the Exchange, and will issue a further such warrant on each anniversary date thereafter to a maximum of warrants to buy 300,000 CRS shares. If CRS was not listed by December 31, 2002, CRS was obligated to pay to Great Basin $50,000 plus applicable taxes in lieu of the 100,000 shares to keep the Option in good standing. The payment was received by Great Basin in December 2002. A further $50,000 plus taxes is payable on December 31, 2003 if CRS is not listed by that date. Great Basin may terminate the Option on or after December 31, 2003, unless the cash payments have been made, in which event the Option can be extended to accommodate a listing no later than December 31, 2004 (and providing that such a listing is continuous thereafter).

CRS has the right to conduct exploration work on or in respect of the Property at its cost, or make payments in lieu to keep the Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay Property holding costs for a minimum period of two years from the effective date of termination.

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In the event that the Option is exercised and the decision is made to put the Property into commercial production, CRS will pay to Great Basin $1,000,000 in cash, plus applicable taxes, within 30 days of that decision.

The agreement is subject to net profits royalty agreements, and the purchase agreement on a portion of the claims held by Wildrose Resources Ltd.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Great Basin is currently an expenditure-based organization whose business strategy is to acquire, explore and conduct detailed engineering and economic analysis of mineral deposits which have large tonnage and multi-year operation potential. None of Great Basin's currently held or to be acquired mineral deposits currently hosts mineralized material which can be said to be "ore" or feasibly economic at current metals prices.

Under Great Basin's accounting policies, which are in accordance with Canadian generally accepted accounting principles, exploration and corporate/administrative expenses are written off yearly and property acquisition expenses deferred (or capitalized). Such acquisition costs are written off when Great Basin seeks to abandon a property due to exploration program results that appear to warrant abandonment or when it appears that the deferred costs may not be recoverable. Acquisition costs and exploration expenditures are usually financed through a combination of cash and common share issuances.

As an expenditure-based corporation, Great Basin's results of operations are often evaluated on an "event driven" basis. Results of operations are difficult to quantify given that the product of these expenditures relates to the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a deposit's size and continuity. It is difficult to evaluate the success of operations in a fiscal year by reference to the financial statements, given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Great Basin's operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics. Although Great Basin calculates an annual loss per share (which has varied over a range of $0.13 to $0.37 over the last three fiscal years), Great Basin is of the view that its share price does not vary in accordance with the loss per share statistic but, rather, Great Basin share prices vary with the price of the underlying market for copper and gold, and the outlook for these metals.

Great Basin's financial statements are prepared on the basis that it will continue as a going concern. Given that Great Basin has no source of significant revenue, this assumption is always subject to the further assumption that there will continue to be investment interest in funding large tonnage metal deposits, which are not known to be economic in the current environment. Great Basin can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of its resource project and the net realizable value could be materially less than Great Basin's liabilities with a potential for total loss to Great Basin shareholders.

Great Basin does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar (US$1.00:Cdn$1.62 to Cdn$1.43) during these three years. For additional details respecting the five year historical exchange rates, see Item 3. Great Basin has not been significantly affected by government economic, fiscal, monetary or political policies, and the outlook for Great Basin's assets primarily relate to the outlook for gold and copper. For information relating to the historical prices for copper and gold, see "Item D, Trend Information" below.

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Operating Results

Fiscal 2002 Compared with Fiscal 2001

The Company recorded a loss of $5.52 million in fiscal 2002, a decrease from a loss of $9.07 million in the prior year. The main reason for the loss in 2001 was the write down of the Casino property.

Exploration costs in 2002 have decreased in most categories from 2001. Of the $3.34 million in exploration costs in 2002, $2.59 million were on Burnstone (2001 – Nil) and $0.83 million were on Ivanhoe (2001 - $2.86 million). Costs have decreased from the 2001 fiscal year because drilling activities were underway at the Ivanhoe, Nevada site at that time. The main cost during the fourth quarter of fiscal 2002 was US$1.25 million (C$2.01 million) for an option payment to Southgold on the Burnstone property. A one-time reclamation provision of $83,288 to accrue the Company's estimated future reclamation obligations on the Ivanhoe Property was also part of exploration costs for the quarter (and the year).

New Canadian accounting standards requiring the Company to expense the estimated fair value of share options granted to non-employees (for example, consulting geologists and engineers) were also included in exploration expense for the quarter (and the year) to the extent that share options were granted to exploration personnel. This new accounting standard required the Company to charge the non-cash amounts of $134,748 to exploration expenses (mainly to geological) and $239,879 to office and administration expenses (note 6(c)) during the quarter and, accordingly, the year.

Conference and travel costs are up over last year, due to a greater number of trips, and of greater distances, as a result of the Hecla negotiations in Nevada and the Southgold negotiations in South Africa. The Company also accrued advisory fees related to these two negotiations, totalling $464,000, of which $300,000 was related to the Ivanhoe Property and $164,000 was related to the Burnstone Property. Shareholder communication costs increased in 2002, in part, due to a $94,000 fee for assistance with financing and promotion overseas. The increase in office and administration over fiscal 2001 is due primarily to the fair value of share options ($239,879 note 6(c)) and increases in salaries and wages, as well as increased costs related to more activities by the Company. Trust and filing costs also increased, due to increased regulatory costs overall and about $30,000 in stock exchange-related fees.

Fiscal 2001 Compared with Fiscal 2000

The loss for 2001 was $9.1 million, comprised of a $5.6 million write down of the Casino Property and $3.5 million in expenses incurred during the year, of which $2.9 million was on exploration. This is compared to a loss of $11.3 million in fiscal 2000, of which $10.2 million was on exploration.

Due to the extended downturn in metals market and the Company's intention to defer any further work until there is a sustained recovery in the economy and in metal prices, Great Basin wrote down the Casino property to $1 at year-end.

Interest income for the 2001 fiscal year was $364,125, a decrease from $402,654 in 2000. Interest income during the fourth quarter also decreased to $48,787 from $67,986 in the previous quarter. Decreases are due to lower cash balances on deposit and lower interest rates.

Net expenses have decreased in fiscal 2001 from fiscal 2000 (2001 - $3,509,614; 2000 - $11,305,645), mainly related to a decrease in exploration expenditures. Administrative expenses (excluding interest income) have also decreased in 2001 from the prior year (2001 - $966,665; 2000 - $1,556,520), but have increased in the fourth quarter over the third quarter (Dec 31 2001 – $234,131; Sept 30, 2001 - $150,187).

In terms of administration, the main differences were a decrease in the cost of office and administration, from $531,524 in 2000 to $140,885 in 2001; salaries and benefits, from $477,746 in 2000 to $320,446 in 2001; and shareholder communications, from $190,893 in 2000 to $81,192 in 2001. Legal accounting and audit expenses increased from $155,464 in 2000 to $306,038 in 2001, and some are related to litigation proceedings associated with claims by US Fidelity and Guaranty Company against Touchstone Resources (see Legal below) as well as legal costs pertaining to the acquisition of additional property. Exploration costs have decreased overall and in all categories in 2001. The main exploration cost continued to be drilling, but this expenditure decreased to $1,155,733 from $6,152,644 because 11 holes (4,810 m) were drilled in 2001 compared to 144 holes (44,826 m) in 2000.

The other major exploration cost in 2001 was geological. Geological work included planning the 2001 drilling program as well as core logging and interpretation activities associated with it during the first three quarters of the year, re-logging of a number of holes throughout the property in the third quarter that indicates additional exploration potential on the property, and detailed interpretation and modeling of the mineralization within the high-grade veins which lead to the announcement of a resource estimate and preliminary economic assessment for the Clementine-Gwenivere and South Gwenivere veins in the fourth quarter.

Environmental, socio-economic and land fees remained about the same in 2001 as in 2000, as studies toward permitting for an underground access and exploration program were initiated during the year, all previously acquired ground was maintained, and additional claims were acquired in the third quarter. The Company also continued to contribute toward reclamation activities at site.

B.   Liquidity and Capital Resources

Overview

Historically Great Basin's sole source of funding has been the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. Great Basin also issued common share capital in each of fiscal years 2000 and 2002 pursuant to private placement financings and exercise of warrants and/or options. Great Basin's access to exploration financing when it is not transaction specific is always uncertain. Great Basin has no assurance of continued access to significant equity funding.

In February 2002, the accelerated expiry provision price of the then-outstanding 2,500,000 share purchase warrants was achieved, and in March 2002, 2,007,000 share purchase warrants were exercised for net proceeds of $2,007,000. The remaining 493,000 share purchase warrants expired unexercised.

In June 2002, the Company completed a private placement financing of 5,616,612 units for net proceeds of approximately $7.7 million. Each unit consisted of one common share and one common share purchase warrant exercisable at $1.65 until June 3, 2003, subject to an accelerated expiry provision. The Company's working capital and the proceeds from these financings were used to maintain the Ivanhoe property and monitor programs by Hecla Mining Company (approximately $420,000), maintain the Casino property, and to assess new opportunities for the Company. The remainder was used for administration and working capital.

In August 2002, the Company completed a private placement financing of 125,715 units at a price of $1.65 per unit with sophisticated investors and institutions outside of Canada. Each unit is comprised of one common share and one common share purchase warrant exercisable at $1.85 for 16 months. The warrants are subject to an accelerated expiry of 45 days if the Company's shares trade on the TSX Venture Exchange Exchange for ten consecutive days at or above $2.78.

At December 31, 2002, Great Basin had working capital of approximately $13.2 million, as compared to $6.4 million at December 31, 2001 and is debt free. The Company had approximately 46.8 million common shares issued and outstanding. On June 28, 2002, the Company received shareholder approval to increase the authorized share capital from 100 million to 200 million common shares.

In January 2003, the Company completed a brokered private placement financing of 5,600,000 units at a price of $1.80 per unit. Each unit was comprised of one common share and one half of a common share purchase warrant exercisable at $1.80 per common share until January 30, 2004.

Financial Instruments

Great Basin financed its activities from 2000 through 2002 primarily through the issuance of equity shares through private and public distributions.

Great Basin keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds that are excess to Great Basin's current needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

Great Basin does not have any material commitments for capital expenditures and, accordingly, can remain somewhat flexible in gearing its exploration activities to the availability of funds. As of the fiscal 2002 year end, Great Basin estimates that the cost of maintaining its corporate administrative activities at approximately $140,000 per month. As at December 31, 2002, Great Basin had working capital of $13.2 million, which management believes is adequate to ensure continued viability.

C. Research Expenditures

Great Basin is a resource expenditure based corporation and, accordingly, does not have a program of intellectual property development or patenting or licensing issues.

D. Trend Information

As a natural resource exploration company, Great Basin's activities are somewhat cyclical as metals prices have traditionally been cyclical in nature. The trend for gold prices over the past few years has been negative, but in early 2002 there have been some price improvements and widely read business journals vary in their predictions for the gold price. Copper is a metal used extensively in the housing and automotive industries; demand for copper varies directly with general economic conditions. Although Great Basin's management is not in a position to forecast economic trends, Great Basin does not anticipate a significant change in the price of copper in the near term. Great Basin believes it has sufficient funds to carry a minimum level of activity for the next two years, which may provide a period of time to seek additional sources of financing.

The gold market improved steadily in 2002. The gold price hit US$300/oz in May, and reached as high as US$320/oz by the end of the year. The up trend has continued in 2003, with gold reaching over US$370/oz in January, while in May, the price of gold is in the US$350/oz range.

E. Critical Accounting Policies

Mineral property interests

The Company defers mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination, to increase production, or to extend the life of existing production are capitalized. Such acquisition costs and deferred development expenditures are amortized and depreciated over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

The effect of a change in accounting policy would cause deferrals to be charged to operations, increasing net losses and loss per share, in the period.

Going concern

The financial statements are prepared on the basis that the Company will continue as a going concern. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. The financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

Name, Position and Place of Residence	Period a Director of the Issuer	Shares Beneficially Owned or Controlled[1]
Robert George Hunter[3] Co-Chairman of the Board and Director Vancouver, BC, Canada	Since January 11, 1989	608,708 Shares
Robert Allan Dickinson[2] Co-Chairman of the Board and Director Lions Bay, BC, Canada	Since May 27, 1986	781,522 Shares
Ronald William Thiessen President, Chief Executive Officer and Director West Vancouver, BC, Canada	Since October 25, 1993	259,531 Shares
Jeffrey Robert Mason Chief Financial Officer, Corporate Secretary and Director Vancouver, BC, Canada	Since February 8, 1994	551,500 Shares
David James Copeland Director Vancouver, BC, Canada	Since February 8, 1994	308,250 Shares
Scott Dibblee Cousens Director Vancouver, BC, Canada	Since March 25, 1993	150,172 Shares
T. Barry Coughlan Director Vancouver, BC, Canada	Since February 20, 1998	13,114 Shares
Andrew F.B. Milligan[5] Director Vancouver, BC, Canada	Since June 30, 1999	Nil
David S. Jennings Director Bowen Island, BC, Canada	Since June 21, 2001	180,400 Shares
Walter T. Segsworth Director Alamo, CA, USA	Since January 21, 2003	Nil

(1)   The information as to shares beneficially owned or controlled has been furnished by insiders and is as of April 30, 2003.

(2)   62,663 shares are held indirectly in the name of United Mineral Services Ltd., and 290,659 shares are held in the name of 491038 B.C. Ltd, companies controlled by Robert A. Dickinson.

(3)   These shares are held in the name of 455501 B.C. Ltd., a company controlled by Robert G. Hunter.

(4)   As of April 30, 2003, the total beneficial security holdings of the current directors and officers are 2,853,197 shares (which represents approximately 5.4% of the current issued and outstanding shares) plus 4,913,400 options.

(5)   Mr. Milligan is Chairman of Quest Investment Corporation ("Quest", formerly Stockscape.com Technologies Inc.), the previous owner of Touchstone which is now a subsidiary of Great Basin, which owns 510,500 common shares of Great Basin.

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Principal Occupation of Current Management of Great Basin

ROBERT A. DICKINSON, B.Sc., M.Sc. – Co-Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (April 1993 to present), Co-Chairman (September 2000 to present), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); **Anooraq Resources Corporation**, Director (November 1990 to present), Co-Chairman (September 2000 to present), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); **Farallon Resources Ltd.**, Director (July 1991 to present), Co-Chairman (September 2000 to present) and Chief Executive Officer (December 1995 to September 2000); **Great Basin Gold Ltd.**, Director (May 1986 to present), Co-Chairman (September 2000 to present), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited)**,** Director (November 1995 to February 2001), Co-Chairman (September 2000 to February 2001), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); **Northern Dynasty Minerals Ltd.**, Director (June 1994 to present), Chief Executive Officer (May 1997 to November 2001), and Co-Chairman (November 2001 to present); **Rockwell Ventures Inc.**, Chairman and Director (November 2000 to present); **Taseko Mines Limited**, Director (January 1991 to present), Co-Chairman (September 2000 to present), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000), (including Co-Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

ROBERT G. HUNTER – Co-Chairman of the Board and Director

Robert G. Hunter for the past several years has been active as a mining promoter headquartered in Vancouver and continues to be active in the mining business although he is now semi-retired. Mr. Hunter does not have any technical credentials in mining, but through his years as a businessman and insurance executive developed a network of venture capitalists in the mining field. Mr. Hunter has served as a director of a number of publicly traded companies. Mr. Hunter is a director of Hunter Dickinson Inc.

Mr. Hunter is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (April 1993 to present), Co-Chairman (September 2000 to present), Chairman (April 1993 to September 2000) and Chief Executive Officer (September 1995 to September 1998); **Anooraq Resources Corporation**, Director (April 1996 to present), Co-Chairman (September 2000 to present), Chairman (September 1996 to September 2000) and Chief Executive Officer (September 1996 to February 1999); **Great Basin Gold Ltd.**, Director (January 1989 to present), Co-Chairman (September 2000 to present), Chairman (January 1989 to September 2000), Chief Executive Officer (January 1989 to November 1998); **Farallon Resources Ltd.**, Director (July 1991 to December 1993 and August 1994 to present), Co-Chairman (September 2000 to present) and Chairman (December 1994 to September 2000); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Director (November 1995 to present), Co-Chairman (September 2000 to Feb. 2001), Chief Executive Officer (November 1995 to June 1998), Chairman (June 1998 to September 2000; February 2001 to present); **Northern Dynasty Minerals Ltd.**, Director (June 1996 to present), Chairman (October 1996 to November 2001), and Co-Chairman (November 2001 to present); **Taseko Mines Limited**, Director (January 1991 to present), Co-Chairman (September 2000 to present), Chairman (January 1993 to September 2000) and Chief Executive Officer (February 1991 to November 1998) (including Co-Chairman and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); **ADI Technologies Inc.**, Director (March 1987 to present); and **Majestic Gold Corp.**, Chairman and Director (March 1987 to present).

RONALD W. THIESSEN, C.A. – President, Chief Executive Officer and Director

Ronald W. Thiessen is accredited as a public accountant in Canada and has for the past several years has had as his principal occupation serving as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); **Anooraq Resources Corporation**, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); **Farallon Resources Ltd.**, Director (August 1994 to present), President and Chief Executive Officer (September 2000 to present); **Great Basin Gold Ltd.**, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); **Northern Dynasty Minerals Ltd.**, President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); **Rockwell Ventures Inc.,** President and Chief Executive Officer (November 2000 to present); **Taseko Mines Limited**, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); **Casamiro Resource Corp.**, President and Director (February 1990 to August 2002).

JEFFREY R. MASON, C.A. – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies that Hunter Dickinson Inc. provides services for.

Mr. Mason is, or was within the past years, an officer and or director of the following public companies: **Amarc Resources Ltd.**, Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); **Anooraq Resources Corporation**, Director (April 1996 to present), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); **Farallon Resources Ltd.**, Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); **Great Basin Gold Ltd.**, Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1994 to present); **Northern Dynasty Minerals Ltd.**, Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); **Rockwell Ventures Inc.**, Chief Financial Officer and Director (November 2000 to present); **Taseko Mines Limited**, Secretary (March 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies which Hunter Dickinson Inc. provides services.

487867.6

Mr. Cousens is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (September 1995 to present); **Anooraq Resources Corporation**, Director (March 1994 to September 1994) and (September 1996 to present); **Farallon Resources Ltd.**, Director (December 1995 to present); **Great Basin Gold Ltd.**, Director (March 1993 to present); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Director (June 1994 to present); **Northern Dynasty Minerals Ltd.**, Director (June 1996 to present); **Rockwell Ventures Inc**., Director (November 2000 to present); and **Taseko Mines Limited**, Director (October 1992 to present).

DAVID J. COPELAND, P.Eng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (September 1995 to present); **Anooraq Resources Corporation,** Director (September 1996 to present); **Farallon Resources Ltd.**, Director (December 1995 to present); **Great Basin Gold Ltd.**, Director (February 1994 to present); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited**),** Vice-President, Project Development (June 1995 to February 1996 and June 1997 to June 1998) and Director (November 1995 to present); **Northern Dynasty Minerals Ltd.**, Director (June 1996 to present); **Taseko Mines Limited**, Director (January 1994 to present) (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); **Casamiro Resource Corp.**, Director (February 1995 to August 2002).

T. BARRY COUGHLAN, B.A. - Director

T. Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past 5 years, an officer and or a director of the following companies: **Farallon Resources Ltd.**, Director (March 1998 to present); **Great Basin Gold Ltd.**, Director (February 1998 to present); **Taseko Mines Limited**, Director (February 2001 to present**); AMS Homecare Inc.** (formerly Canoil Exploration Corporation), Director (November 2001 to present); **Casamiro Resource Corp.,** Director (February 1995 to August 2002); **Tri-Alpha Investments Ltd.,** President, Chief Executive Officer and Director (June 1986 to present); and **Icon Industries Ltd.**, (formerly Ghana Goldfields Ltd.), President, Chief Executive Officer and Director (September 1991 to present).

DAVID S. JENNINGS, Ph.D - Director

Mr. Jennings is an economic geologist and executive and holds a Bachelor of Science degree (Hons. Geology) from Lehigh University and a Doctorate in Geology Degree from McMaster University.

Mr. Jennings is, or was within the past years, an officer and/or director of the following public companies: **Anooraq Resources Corporation**, Director (September 1996 to present); **Farallon Resources Ltd.**, Director (July 1991 to present), President (July 1991 to September 2000), Chief Financial Officer (June 1996 to December 1997); **Great Basin Gold Ltd.,** Director (June 2001 to present); **Quartz Mountain Resources Ltd.**, President, Chief Executive Officer (May 1988 to present), Director (August 1986 to present); **B.A.S.M. Resources Corp.**, Director (June 1994 to January 16, 1998); **Cornucopia Resources Ltd.**, Vice-President Exploration (September 1991 to March 1996), Director (June 1986 to January 1999); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Director (June 1998 to February 2001); **Taseko Mines Limited**, Director (November 4, 1998 to February 2001); and **Zim-Gold Resources Ltd.**, Director (April 1995 to January 16, 1998).

487867.6

ANDREW F.B. MILLIGAN – Director

Andrew Milligan has M.B.E. (Military) and M.A. degrees in economics from Glasgow University. Mr. Milligan's background includes sixteen years as an economist and administrator in the aerospace industry, three years as the general manager of a manufacturing business and thirteen years as a management consultant, prior to becoming an executive of junior resource and other publicly traded companies in 1981. Since that time, he has helped to build one company into an international conglomerate with interests in fashion, cosmetics, tourism and film, taken another from mineral exploration to gold production, and a third through a transition from mineral exploration into merchant banking and resource equity investments.

Mr. Milligan is, or was within the past years, an officer and/or director of the following public companies: **Carlin Resources Corp.**, Chairman (November 1994 to June 1997), Director (November 1994 to January 1998); **Cornucopia Resources Ltd.**, Director (November 1986 to April 2000), President and CEO (September 1991 to April 2000); **Great Basin Gold Ltd.**, Director (June 1999 to present); **Lysander Mining Corporation**, Director (December 1986 to present); **Quest Investment Corp.**, Director (July 2002 to present); **Stockscape Technologies Inc.**, Chairman and Director (April 2000 to July 2002); **Valerie Gold Resources Ltd.**, Director (December 2002 to present); **Skye Resources Inc.**, President and Director (June 1981 to present).

WALTER T. SEGSWORTH, P.Eng. – Director

Walter T. Segsworth has been an active and respected member of the international mining industry for over 30 years. He has an excellent track record in employee safety, environmental excellence and turn around production situations. During Mr. Segsworth's tenure as President, Chief Operating Officer and Director at Homestake Mining Company, the Company set a 125 year gold production record and its operating costs reached 25 year lows. Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia, and was voted British Columbia Mining Industry Person of the Year in 1996. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University, from which he earned his degree in Mining Engineering.

Mr. Segsworth is, or was within the past years, an officer and/or director of the following public companies: **Cumberland Resources**, Director (May 2002-present), **Expatriate Resources Ltd.**, Director (February 2001-present), **Great Basin Gold Ltd. Director** (January 2003-present); **Homestake Mining Company**, President, COO (April 1999 – February 2002), Director (February 2001-December 2001); **Homestake Canada, Inc.**, President, CEO, and Director (April 1998–April 1999); **Newhawk Gold Mines Ltd.**, Director (April 1998-September 1999); **Novagold Resources Inc.**, Director (May 2002–November 2002); **Prime Resources Group Inc.**, President, CEO and Director (April 1998–December 1998); **UEX Corporation**, Director (March 2002–Present); **Westmin Resources Ltd.**, President, CEO and Director (May 1990–January 1998).

B.   Compensation

Executive Compensation

During Great Basin's financial year ended December 31, 2002 the aggregate direct remuneration paid or payable to Great Basin's directors and senior officers (who provide management services) by Great Basin and its subsidiaries, all of whose financial statements are consolidated with those of Great Basin, was $538,963. The direct remuneration paid or payable to Company's directors and senior officers by subsidiaries of Great Basin whose financial statements are not consolidated with those of Great Basin was $538,963.

Ronald W. Thiessen, President and Chief Executive Officer, is the sole the current "Named Executive Officer" of Great Basin for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during Great Basin's three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Ronald W. Thiessen Chief Executive Officer, President and Director	2002	62,599	100,000	0	368,900		0	
	2001	28,607	0	0	300,000[1]	0	0	0
	2000	52,360	0	0	0	0	0	0

(1)   These stock options were granted on January 9, 2001 at an exercise price of $0.96 per share and expire on January 10, 2006. On October 4, 2001 the exercise price of these options was repriced to an exercise price of $0.63 per share.

Share Options

The share options granted to the Named Executive Officer during the financial year ended December 31, 2002, were as follows:

OPTIONS GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR					
Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald W. Thiessen	259,900	6.2%	$1.70	$1.70	December 30, 2003
	109,000	2.6%	1.17	1.15	December 20, 2007

The share options exercised during the financial year ended December 31, 2002, and the values of such options and rights at the end of such year were as follows:

AGGREGATED OPTIONS/SARS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES				
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable	Value of Unexercised in the-Money Options at FY-End ($) Exercisable
Ronald W. Thiessen	70,000	57,400	598,900	$407,640

No share options were amended on behalf of the Named Executive Officer during the financial year ended December 31, 2002

Pension Plans

There are no defined benefit or actuarial plans in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between Great Basin and the Named Executive Officer. There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's responsibilities following a change in control.

Security Holdings of Insiders who are Management (as at April 30, 2003)

Name of Insider	Shares owned or beneficially controlled	As a percentage of the common shares outstanding at April 30, 2003	Number of Options Held by Insider
Robert G. Hunter	608,708	1.2%	669,000
Robert A. Dickinson	781,522	1.5%	668,900
Ronald W. Thiessen	259,531	0.5%	598,900
Jeffrey R. Mason	551,500	1.1%	668,900
David J. Copeland	308,250	0.5%	668,900
Scott D. Cousens	150,172	0.3%	668,900
T. Barry Coughlan	13,114	0.02%	65,000
Andrew F.B. Milligan[1]	0	0%	36,000
David S. Jennings	180,400	0.3%	668,900
Walter T. Segsworth	0	0%	200,000
Total	**2,853,197**	**5.4%**	**4,913,400**

(1)   Excludes 510,500 million shares held by Quest Investment Corp. of which Mr. Milligan is a director and represents but does not control.

Securities Held By Insiders

As at April 30, 2003, the directors and officers of Great Basin and their affiliate held as a group, directly and indirectly, own or control an aggregate of 2,853,197 common shares (5.4%) and hold options to acquire an additional 4,913,400 common shares. To the knowledge of the directors and officers of Great Basin, as at such date, there were no persons exclusive of directors and officers holding more than 10% of the issued common shares.

C.   Board Practices

All directors were re-elected at the June 28, 2002 annual general meeting and have a term of office expiring at the next annual general meeting of Great Basin to be held on June 19, 2003. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no arrangements under which directors were compensated by Great Basin and its subsidiaries during the financial year ended December 31, 2002 for their services in their capacity as directors and consultants except as herein disclosed. For the year ended December 31, 2002, Great Basin compensated its directors directly for management services by paying them an aggregate of $538,963, including $89,508 paid to a private engineering management company owned by David J. Copeland for engineering services provided during the year.

Andrew F.B. Milligan, T. Barry Coughlan and Walter T. Segsworth are members of the Company's audit committee. The audit committee is elected annually by the directors of Great Basin at the first meeting of the board held after Great Basin's annual general meeting. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company's auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. The Company has no remuneration or nomination committee.

D.   Employees

At April 30, 2003, Great Basin had no direct employees. Great Basin's administrative and exploration functions are primarily administered through Hunter Dickinson Inc. (see Item 7).

E.   Share Ownership

As at April 30, 2003 an aggregate of 6,787,100 shares have been reserved for issuance pursuant to Great Basin's Share Incentive Plan, described below, which reserves up to 8,195,000 shares for issuance.

(a)   Incentive Options

Optionholder	Number of Shares	Exercise Price	Date of Grant	Expiry Date
Directors and Officers of the	1,849,400	$1.70	May 24, 2002	December 30, 2003
Corporation and its Subsidiaries	2,030,000	$0.96	January 9, 2001	January 10, 2006
	30,000	$0.97	June 26, 2001	June 26, 2003
	1,000	$0.55	September 11, 2001	September 11, 2003
	963,000	$1.17	December 11, 2002	December 20, 2007
	40,000	$1.17	December 11, 2002	December 11, 2004
	4,913,400			
Employees and Consultants	259,900	$1.70	May 24, 2002	December 30, 2003
	641,300[1]	$1.17	December 11, 2002	December 30, 2003
	198,000	$1.17	December 11, 2002	December 20, 2004
	109,000	$1.17	December 11, 2002	December 20, 2007
	300,000	$1.80	January 31, 2003	January 31, 2005
	10,500	$0.90	June 11, 2001	June 11, 2003
	300,000	$0.63	November 20, 2001	January 10, 2006
	50,000	$0.63	December 18, 2001	November 21, 2003
	5,000	$0.75	December 18, 2001	December 27, 2003
	1,873,700			
	6,787,100			

[1] Repriced from $1.70 on December 11, 2002.

(b)   Share Incentive Plan

Amendment to Share Option Plan

In order to provide incentive to directors, officers employees, management and others who provide services to Great Basin to act in the best interests of Great Basin, management of Great Basin proposes that shareholders amend its existing share option plan. The share option plan was approved by shareholders at Great Basin's annual and extraordinary general meeting held on June 28, 2002. Under the new share option plan, subject to shareholder approval, (the "Plan"), a total of 10,500,000 shares of Great Basin will be reserved for share incentive options to be granted at the discretion of Great Basin's board of directors to eligible optionees (the "Optionees"). As at April 30, 2003, an aggregate of 8,195,000 were available under the Plan, of which 6,787,100 were outstanding. There remain only a further 1,108,500 available to grant.

The TSX Venture Exchange policies permit up to 20% of issued and outstanding shares be reserved for issuance as share incentive options under a Plan. Twenty percent of Great Basin's issued and outstanding shares as at April 30, 2003 is 10,538,872 shares.

The number of shares reserved for issuance under the Plan requires shareholder and TSX Venture Exchange approval. Shareholders will be asked to approve an ordinary resolution of disinterested shareholders that 9,800,000 shares be reserved for issuance to Optionees under the Plan.

Eligible Optionees

Under the policies of TSX Venture Exchange, to be eligible for the issuance of a stock option under the Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to Great Basin or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a non-individual, Great Basin must provide TSX Venture Exchange with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSX Venture Exchange.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)   all options granted under the Plan are non-assignable and non-transferrable and for a period of up to ten years;

(b)   for stock options granted to employees or service providers (inclusive of management company employees), Great Basin must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Great Basin or of any of its subsidiaries;

(c)   if an Optionee ceases to be employed by Great Basin (other than as a result of termination with cause) or ceases to act as a director or officer of Great Basin or a subsidiary of Great Basin, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d)   the minimum exercise price of an option granted under the Plan must not be less than the Discounted Market Price (as defined in the policies of TSX Venture Exchange); and

(e)   no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of Great Basin in a one year period.

Great Basin will obtain "disinterested" shareholders' approval (described below) if:

(i)   the number of options granted to Insiders of Great Basin exceeds 10% of Great Basin's outstanding listed shares; or

(ii)   the aggregate number of options granted to Insiders of Great Basin within a one year period exceeds 10% of Great Basin's outstanding listed shares; or

(iii)   the number of options granted to any one Insider and such Insider's associates within a one year period exceeds 5% of Great Basin's outstanding listed shares; or

(iv)   Great Basin is decreasing the exercise price of options previously granted to Insiders.

Disinterested Shareholder Approval

For purposes of this resolution an aggregate of 2,853,197 shares held by insiders and their associates (as defined in the *Securities Act* (British Columbia)) will not be voted at the Meeting. However, if this resolution does not pass by disinterested shareholder approval then a second vote will be held where insiders and their associates will be permitted to vote on the resolution and the plan will be adopted subject to the restrictions set out in (i) to (iv) above.

"Insider" means a director or senior officer of Great Basin, a director or senior officer a company that is an insider or subsidiary of Great Basin, a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of Great Basin, or Great Basin itself if it holds any of its own securities.

"Disinterested Shareholder Approval" means the approval by a majority of the votes cast by all shareholders of Great Basin at the shareholders' meeting excluding votes attached to listed shares beneficially owned by "Insiders" of Great Basin (generally officers and directors) to whom the DSA Options have been granted under the Plan and Associates of those Insiders.

"Ordinary Resolution" is a resolution passed by the shareholders of a company at a general meeting by a simple majority of the votes cast in person or by proxy.

Recommendation

Great Basin is of the view that the Plan provides Great Basin with the flexibility necessary to attract and maintain the services of senior executives and other employees in competition with other businesses in the industry. A full copy of the Plan will be available for inspection at the Meeting. The board of directors will also have the authority to amend the Plan to reduce, but not increase the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals.

The TSX Venture Exchange requires that each company listed on the exchange have a stock option plan and accordingly, the replacement of the existing Plan is recommended to ensure compliance with the policies of the TSX Venture Exchange. This Plan is very similar to the circumstances under which Great Basin has granted options in the past.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

Great Basin's securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Great Basin does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, Great Basin is not directly or indirectly owned or controlled by a corporation or foreign government. As of April 30, 2003, Great Basin had authorized 200,000,000 common shares without par value of which 52,624,364 were issued and outstanding.

Subsequent to year-end, on January 30, 2003, Great Basin completed a private placement of 5,600,000 Units at a price of $1.80 per unit. Each Unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at $1.80 until January 30, 2004.

As of April 30, 2003, directors and officers of Great Basin as a group (10 persons) owned or controlled an aggregate of 2,853,197 shares (5.4%) of Great Basin, or 7,766,597 shares (14.8%) on a diluted basis.

Under the British Columbia *Securities Act*, insiders (generally officers, directors, holders of 10% or more of Great Basin's shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Great Basin's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

As of April 30, 2003, there were 1,119 registered shareholders of record holding a total of 52,624,364 common shares of Great Basin. To the best of Great Basin's knowledge there were 774 registered shareholders of record with registered addresses in Canada, 331 shareholders of record with registered addresses in the United States and 14 shareholders of record with registered addresses in other countries holding approximately 41,890,206 (79.6%), 10,560,866 (20.1%) and 173,492 (0.3%) of the outstanding common shares, respectively. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.   Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Great Basin or its predecessors during the year ended December 31, 2002, except as follows:

(a)   Arrangements with Hunter Dickinson Inc.

Great Basin does not have full-time management or employees. These services are provided to Great Basin by Hunter Dickinson Inc. ("HDI") pursuant to a geological and administrative services agreement dated for reference December 31, 1996. HDI is one of the larger independent mining exploration groups in North America and as of April 15, 2003 employs or retains on a substantially full-time basis, 15 geoscientists (of which 6 are professional geoscientists/P.Geo., 3 are geological engineers/P.Eng. and 2 are Ph.D.s), 2 licensed professional mining and 1 mechanical engineers (P.Eng.), 8 accountants (including 4 Chartered Accountants and 1 Certified Management Accountant and 1 Certified General Accountant) and 15 administrative staff. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario and Quebec) and internationally in Brazil, Chile, USA (Nevada and Alaska), Mexico and South Africa. HDI allocates the costs of staff input into projects like Ivanhoe based on time records of involved personnel. HDI also incurs third-party costs on behalf of Great Basin, for which HDI is entitled to reimbursement on a full cost-recovery basis. The shares of HDI are owned equally by each of the participating corporations (including Great Basin) as long as HDI services are being provided however such participant surrenders its single share at the time of termination of the "Services Agreement" described below. HDI is managed by the directors of Great Basin and who are generally the controlling directors of the other corporate participants in the arrangements with HDI.

During the fiscal year ended December 31, 2002, Great Basin paid $1,027,802 (2001 - $1,173,389) to HDI for services rendered, or costs incurred on behalf of Great Basin, by HDI pursuant to this Agreement.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8   FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

See "Item 17 Financial Statements" and pages 2-3.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to the Company's knowledge, no material legal proceedings involving the Company or its subsidiaries are to be initiated against the Company.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Great Basin are being retained for exploration of its Projects.

B.   Significant Changes

There have been no significant changes to the accompanying financial statements since December 31, 2002, except as follows:

487867.6

(a)   An account payable in the amount of $1,414,434 was settled by a cash payment in January 2003.
(b)   In January 2003, the Company completed a brokered private placement financing of 5,600,000 units at a price of $1.80 per unit. See Item 5B.

ITEM 9   THE OFFER AND LISTING

A.   Offer and Listing Details

Trading Markets

TSX VENTURE: GBG – Trading in Canadian Dollars

	High ($)	Low ($)
Annual		
2003 (to April 30, 2003)	2.08	1.30
2002	2.26	0.80
2001	1.42	0.38
2000	2.12	2.02
1999	3.00	0.86
1998	2.55	0.48
1997	2.25	0.40
1996	3.75	1.46
By Quarter		
Calendar 2000		
First Quarter	2.63	2.49
Second Quarter	2.26	2.15
Third Quarter	2.04	1.99
Fourth Quarter	1.53	1.49
Calendar 2001		
First Quarter	1.42	0.66
Second Quarter	1.11	0.65
Third Quarter	0.97	0.38
Fourth Quarter	1.05	0.50
Calendar 2002		
First Quarter	1.45	0.80
Second Quarter	2.26	1.15
Third Quarter	1.85	1.05
Fourth Quarter	2.04	0.90
Calendar 2003		
First Quarter	2.08	1.30
Monthly		
April 2003	1.58	1.30
March 2003	1.57	1.30
February 2003	1.80	1.45
January 2003	2.08	1.58
December 2002	2.04	1.04
November 2002	1.25	0.92
October 2002	1.25	0.90
September 2002	1.73	1.05

NASDAQ: GBGLF - Trading in United States dollars

	High ($)	Low ($)
Annual		
2003 (to April 30, 2003)	1.29	0.87
2002	1.58	0.51
2001	0.80	0.30
2000	1.45	1.36
1999	2.09	0.56
1998	1.88	0.31
1997	0.73	0.13
1996	1.50	19/32
By Quarter		
Calendar 2000		
First Quarter	1.84	1.70
Second Quarter	1.57	1.47
Third Quarter	1.38	1.31
Fourth Quarter	1.01	0.95
Calendar 2001		
First Quarter	0.80	0.38
Second Quarter	0.75	0.36
Third Quarter	0.55	0.36
Fourth Quarter	0.65	0.31
Calendar 2002		
First Quarter	0.90	0.51
Second Quarter	1.58	0.73
Third Quarter	1.19	0.66
Fourth Quarter	1.28	0.57
Calendar 2003		
First Quarter	1.29	0.89
Monthly		
April 2003	1.08	0.90
March 2003	1.09	0.89
February 2003	1.18	0.95
January 2003	1.29	1.04
December 2002	1.28	0.64
November 2002	0.79	0.58
October 2002	0.80	0.57
September 2002	1.12	0.71

B.   Plan of Distribution

Not applicable.

C.   Markets

The shares of Great Basin have traded in Canada on the TSX Venture Exchange Exchange (formerly the TSX Venture Exchange Exchange and successor to the Vancouver Stock Exchange) since November 6, 1987, (symbol-GBG). From December 14, 1990 to February 9, 1999, Great Basin's shares traded on the National Association of Securities Dealers Automated Quotation System (NASDAQ). On February 9, 1999, Great Basin's shares ceased trading on NASDAQ and since February 10, 1999 Great Basin's shares have traded on the OTC-BB (symbol-GBGLF).

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

ITEM 10   ADDITIONAL INFORMATION

A.   Share Capital

Great Basin's share capital consists of one class only, namely common shares without par value, of which 200,000,000 shares are authorized and 46,861,364 common shares without par value are issued and outstanding as of December 31, 2002 and 52,624,364 outstanding as at April 30, 2003. The notes to audited financial statements, which accompany this Annual Report, provide details of all share issuances effected by Great Basin and the net proceeds for the three previous fiscal years. There are no shares of Great Basin that are held by or on behalf of Great Basin. There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Great Basin rank pari passu for the payment of any dividends and distributions in the event of a windup. A summary of Great Basin's dilutive securities (convertible or exercisable into common shares) is as follows:

(a)   Warrants

The following share purchase warrants are outstanding as of April 30, 2003. All warrants were issued as part of a unit private placement comprising a share and a warrant. All warrants are non-transferable.

No. of Warrants	Exercise Price	Expiry Date
5,616,612[(1)]	$1.65	June 3, 2003
1,000,000[(2)]	$1.55	August 2, 2004
2,800,000[(3)]	$1.80	January 30, 2004
125,715[(4)]	$1.85	December 27, 2003
504,000[(5)]	$1.80	January 30, 2004

Notes:
(1)   Each Warrant is exercisable into one Share of Great Basin. The expiry date of these warrants will be accelerated if the closing price of the Company's shares is $2.50 or greater for a period of 10 consecutive trading days following October 3, 2002, then the warrant holders will have 45 days to exercise their warrants.

Other Potential Share Issuances

A summary of Great Basin's diluted share capital as follows:

Issued as of April 30, 2003	52,624,364
Options outstanding	6,787,100
Warrants outstanding	10,046,327
Fully diluted at April 30, 2003	**69,457,791**

See Item 6E for information regarding Great Basin's Share Incentive Plan.

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B. **Memorandum and Articles of Association**

Great Basin's corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 436691. A copy of the Articles of Association and Memorandum were filed as an exhibit with Great Basin's initial registration statement on Form 20F.

Objects and Purposes

Great Basin's Memorandum of Incorporation and Articles of Association ("Articles") do not specify objects or purposes. Under British Columbia corporate law (the British Columbia *Company Act* or herein "BCCA"), a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors – Powers and Limitations

Great Basin's Articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The number of directors is fixed annually by shareholders at the annual Shareholders meeting and all directors are elected at that time, there are no staggered directorships. Under the BCCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest. Directors' compensation is not a matter on which they must abstain. Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Great Basin's Articles or under the BCCA.

Directors' borrowing powers are not generally restricted where the borrowing is in Great Basin's best interests, but the directors may not authorize Great Basin to provide financial assistance for any reason where Great Basin is insolvent or the providing of the guarantee would render it insolvent. Directors need not own any shares of Great Basin in order to qualify as directors.

The Articles specify that the number of directors shall be the number of directors fixed by shareholders annually, or the number that are actually elected at a general shareholders meeting. The number of directors is determined annually by shareholders at the annual Shareholders meeting and all directors are elected at that time. Under the Articles the directors are entitled between successive annual general meeting to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders or actually elected at the preceding annual shareholders' meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

Under the Articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with Great Basin, or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director, shall declare in writing the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction if the company in which he is interested and if he should vote his vote shall not be counted but shall be counted in the quorum present at the meeting. Similarly, under the BCCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors must abstain from voting in such circumstances both under the Articles and under the BCCA.

Changes to Rights of Common Shareholders

Changes to the Articles and memorandum of Great Basin require a shareholders' "special resolution" being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Great Basin's assets, redomiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder's shares in cash if the required special resolution is actually passed and Great Basin elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCCA and not by the Articles of Great Basin.

Shareholders Meetings

Shareholders meetings are governed by the Articles of Great Basin but many important shareholder protections are also contained in the *Securities Act* (British Columbia) and the BCCA. The Articles provide that Great Basin will hold an annual shareholders' meeting, will provide at least 21 days' notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The *Securities Act* (British Columbia) and the BCCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Great Basin makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders, The form and content of information circulars and proxies and like matters are governed by the *Securities Act* and the BCCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Great Basin must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

Shares Fully Paid

All Great Basin shares must, by applicable law, be issued as fully paid for cash, property or services. They are, therefore, non-assessable and not subject to further calls for payment.

Redemption

Great Basin has no redeemable securities authorized or issued. Therefore, Great Basin has no sinking fund or like security redemption fund.

Pre-emptive Rights

There are no pre-emptive rights applicable to Great Basin which provide a right to any person to participate in offerings of Great Basin's equity or other securities

Rights to Profits and Liquidation Rights

All common shares of Great Basin participate rateably in any net profit or loss of Great Basin and shares rateably any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Great Basin's Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also "Exchange Controls".)

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Great Basin is, or would thereby become, insolvent.

Voting Rights

Each Great Basin share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. There are no cumulative voting rights applicable to Great Basin.

Change in Control

Great Basin has not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. Great Basin does not have any agreements, which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Great Basin's material agreements giving special rights to any person on a change in control.

Insider Share Ownership Reporting

The articles of Great Basin do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Great Basin's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Great Basin but the *Securities Act* (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

Securities Act (British Columbia)

This statute applies to Great Basin and governs matters typically pertaining to public securities such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters. All Great Basin shareholders regardless of residence have equal rights under this legislation.

Subsidiaries

Great Basin operates directly and through its wholly-owned Nevada subsidiary Great Basin Gold Inc. and Antler Peak Gold Inc. and Rodeo Creek Gold Inc. are wholly-owned Nevada subsidiaries of Great Basin Gold Inc. Touchstone Resources Company is a wholly-owned subsidiary of Rodeo Creek Gold Inc.

These companies have constituting documents ordinary to such single-purpose corporations.

C.   Material Contracts

Great Basin's material contracts are:

(a)   Geological Management and Administration Services Agreement with Hunter Dickinson Inc. dated for reference December 31, 1996 filed with Form 20-F for fiscal year 1999 filed on March 30, 2000 (See Item 7 "Interest of Management in Certain Transactions");

(b)   The agreement with Hecla described in Item 4 respecting the Ivanhoe property.

(c)   The agreement with Southgold Exploration (Proprietary) Limited and its shareholders respecting the Burnstone Property described in Item 4.

D.   Exchange Controls

Great Basin is a Province of British Columbia, Canada corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Great Basin on the right of a non-resident to hold or vote its common shares, other than as provided in the *Investment*

Canada Act (Canada) (the "*Investment Act*"). The following discussion summarizes the material features of the *Investment Act* for a non-resident who proposes to acquire a controlling number of Great Basin's common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. Great Basin does not believe the *Investment Act* will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Great Basin's relatively small capitalization.

The *Investment Act* generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the *Investment Act* (i.e. a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the *Investment Act* is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Great Basin's common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the *Investment Act* and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Great Basin was not controlled by a WTO Investor, would be reviewable under the *Investment Act* if it was an investment to acquire control of Great Basin and the value of the assets of Great Basin, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Great Basin. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Great Basin was controlled by a WTO Investor, would be reviewable under the *Investment Act* if it was an investment to acquire control of Great Basin and the value of the assets of Great Basin, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2000 exceeds Cdn$192 million. A non-Canadian would acquire control of Great Basin for the purposes of the *Investment Act* if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Great Basin unless it could be established that, on the acquisition, Great Basin was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Great Basin will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the *Investment Act*, including

> (a) an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

> (b) an acquisition of control of Great Basin in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the *Investment Act*, and

> (c) an acquisition of control of Great Basin by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Great Basin, through the ownership of the Common Shares, remained unchanged.

E.   Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Great Basin, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Great Basin will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Great Basin's voting shares). Great Basin will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Great Basin's issued shares of any class or series.

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. Management of Great Basin believes that the value of Great Basin's Common Shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Great Basin. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation – Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Great Basin should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Great Basin, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.

487867.6

This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of Great Basin who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Great Basin. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Great Basin

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Great Basin are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Great Basin has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Great Basin, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Great Basin generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Great Basin may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Great Basin) deduction of the United States source portion of dividends received from Great Basin (unless Great Basin qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). Great Basin does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

487867.6

Under current Treasury Regulations, dividends paid on Great Basin's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Great Basin's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Great Basin may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Great Basin will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Great Basin should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Great Basin

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Great Basin equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Great Basin. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Great Basin will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Great Basin's outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Great Basin's gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Great Basin may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Great Basin does not actually distribute such income. Great Basin does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Great Basin will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Great Basin's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Great Basin is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Great Basin may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Great Basin does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Great Basin will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Great Basin appears to have been a PFIC for the fiscal year ended December 31, 1999, and at least certain prior fiscal years. In addition, Great Basin expects to qualify as a PFIC for the fiscal year ending December 31, 2000 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Great Basin is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Great Basin. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat Great Basin as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Great Basin qualifies as a PFIC on his pro rata share of Great Basin's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) Great Basin's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Great Basin is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Great Basin qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Great Basin is a controlled foreign corporation, the U.S. Holder's pro rata share of Great Basin's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Great Basin's first tax year in which Great Basin qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Great Basin in which Great Basin is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Registrant common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Great Basin's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, Great Basin must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. Great Basin intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Great Basin. Great Basin urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Great Basin, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and Great Basin ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Great Basin does not qualify as a PFIC. Therefore, if Great Basin again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Great Basin qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Great Basin. Therefore, if such U.S. Holder reacquires an interest in Great Basin, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Great Basin qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Great Basin.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Great Basin (i) which began after December 31, 1986, and (ii) for which Great Basin was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Great Basin is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Registrant common shares, then Great Basin will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer, by definition, a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section

1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Great Basin common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Great Basin as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Great Basin included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Great Basin will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Great Basin common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Great Basin are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Great Basin common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Great Basin is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Great Basin, certain adverse rules may apply in the event that both Great Basin and any foreign corporation in which Great Basin directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Great Basin intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Great Basin that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Great Basin (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Great Basin (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Great Basin and does not dispose of its common shares. **Great Basin strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.**

Certain special, generally adverse, rules will apply with respect to Registrant common shares while Great Basin is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

487867.6

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Great Basin is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Great Basin ("United States Shareholder"), Great Basin could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Great Basin which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Great Basin attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Great Basin does not believe that it currently qualifies as a CFC. However, there can be no assurance that Great Basin will not be considered a CFC for the current or any future taxable year.

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Great Basin, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Great Basin at 604-684-6365, attention: Shirley Main. Copies of Great Basin's financial statements and other continuous disclosure documents required under the British Columbia *Securities Act* are available for viewing on the internet at www.SEDAR.com.

I.   Subsidiary Information

Not applicable.

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)   Transaction Risk and currency Risk Management

Great Basin's operations do not employ financial instruments or derivatives, which are market sensitive and Great Basin does not have financial market risks.

(b)   Exchange Rate Sensitivity

Great Basin's operations are in Canada and hence it is not significantly affected by exchange rate risk. Its liabilities are all denominated in Canadian dollars.

(c)   Interest Rate Risk and Equity Price Risk

Great Basin is equity financed and does not have any debt which is subject to interest rate change risks.

(d)   Commodity Price Risk

Although the value of Great Basin's resource properties can always be said to relate to the price of gold and copper and the outlook for same, Great Basin does not have any operating mines and hence does not have any hedging or other commodity based risks respecting its operations.

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.   Debt Securities

Not applicable

B.   Warrants and Rights

Not applicable. (Great Basin's warrants are non-transferable and no market exists for them. Great Basin has issued no rights.)

C.   Other Securities

Not applicable.

D.   American Depositary Shares

Not applicable.

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15   [RESERVED]

ITEM 16   [RESERVED]

PART III

ITEM 17   FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)   Auditors' Report

(2)   Consolidated balance sheets as at December 31, 2002 and 2001;

(3)   Consolidated statements of operations for each of the years in the three year period ended December 31, 2002;

(4)   Consolidated statements of deficit for the periods referred to in (3) above;

(5)   Consolidated statements of cash flows for the periods referred to in (3) above;

(6)   Notes to the consolidated financial statements;

ITEM 18   FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

ITEM 19   EXHIBITS

Key to the following document types:

1.   Articles of Incorporation and Registered Incorporation Memorandum of Great Basin.

2.   Other Instruments defining the rights of the holders of equity or debt securities.

3.   A.   Agreements to which Directors, Officers, promoters voting trustees or security holders or their affiliates named in the Registration Statement are parties other than contracts involving only the purchase or sale of current assets having a determinable market price.

          B.   Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

The following Exhibits were filed with Great Basin's Annual Report on Form 20F in previous years:

Type of Document	Description
1 & 2	Articles of incorporation, bylaws and instruments defining rights of common shareholders have been previously filed.
3A	Geological Management and Administration Services Agreement dated for reference December 31, 1996 has been previously filed. (See Item 7 "Interest of Management in Certain Transactions").
3A	Amended Share Incentive Plan dated for reference June 21, 2000 (See Item 6 "Share Incentive Plan").

The following Exhibits are filed with Great Basin's Annual Report on Form 20F in the current year:

Type of Document	Description
3A	Earn In Agreement between Rodeo Creek Gold Inc (a wholly-owned subsidiary of the Company) and Hecla Ventures Corp. (a subsidiary of Hecla Mining Company).
3A	Option to Purchase Agreement between Great Basin Gold Ltd. and Southgold Exploration (Pty) Limited and Pangea Exploration (Pty) Limited et al.

SIGNATURES

Great Basin certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GREAT BASIN GOLD LTD.

Per:

_____
JEFFREY R. MASON
Director, Chief Financial Officer and Secretary

DATED: May 20, 2003

CERTIFICATIONS

I, Ronald W. Thiessen, certify that:

1.   I have reviewed this annual report on Form 20-F of Great Basin Gold Ltd.;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)   presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.   The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

_____

Ronald W. Thiessen
Director, President, and Chief Executive Officer

487867.6

CERTIFICATION

I, Jeffrey R. Mason, certify that:

1.   I have reviewed this annual report on Form 20-F of Great Basin Gold Ltd;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)   presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.   The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

_____

Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary

487867.6

GREAT BASIN GOLD LTD.
CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2002, 2001 and 2000

(Expressed in Canadian Dollars, unless otherwise stated)



KPMG LLP   Telephone (604) 691-3000
Chartered Accountants   Telefax   (604) 691-3031
Box 10426, 777 Dunsmuir Street   www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS
GREAT BASIN GOLD LTD.

We have audited the consolidated balance sheets of Great Basin Gold Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

KPMG LLP, Chartered Accountants

Vancouver, Canada

May 9, 2003



GREAT BASIN GOLD LTD.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

	As at December 31	
	2002	**2001**
Assets		
Current assets		
Cash and equivalents	$ 14,489,637	$ 1,434,465
Short-term investments	–	5,046,267
Amounts receivable	185,635	42,657
Prepaid expenses (note 7)	670,623	995,881
	15,345,895	7,519,270
Reclamation deposits	7,500	7,500
Equipment (note 4)	–	3,336
Mineral property interests (note 5)	5,878,351	5,583,350
	$ 21,231,746	$ 13,113,456
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 2,188,842	$ 25,493
Shareholders' equity		
Share capital (note 6)	66,757,818	55,953,415
Contributed surplus (note 6(i))	669,627	–
Deficit	(48,384,541)	(42,865,452)
	19,042,904	13,087,963
Nature of operations (note 1)		
Commitments (note 5)		
Contingencies (note 5(a) and (d))		
Subsequent events (note 6(b), (c) and (h))		
	$ 21,231,746	$ 13,113,456

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen   */s/ Jeffrey R. Mason*

Ronald W. Thiessen   Jeffrey R. Mason
Director   Director

GREAT BASIN GOLD LTD.

Consolidated Statements of Operations
(Expressed in Canadian dollars)

		Years ended December 31	
	2002	**2001**	**2000**
Expenses			
Conference and travel	$ 189,000	$ 109,137	$ 138,976
Corporate capital taxes	34,779	23,969	20,609
Depreciation	3,336	3,331	3,678
Exploration (schedule)	3,370,385	2,877,074	10,151,779
Financial advisory and finders' fees	464,000	-	-
Foreign exchange	(96,846)	-	-
Interest and other	(147,474)	(364,125)	(402,654)
Legal, accounting and audit	275,954	306,038	155,464
Office and administration (note 6(c))	1,129,373	461,331	1,009,270
Shareholder communications	240,702	81,192	190,893
Trust and filing	55,880	11,667	37,630
Loss before other item	(5,519,089)	(3,509,614)	(11,305,645)
Write down of mineral property interests (note 5(c))	-	(5,555,292)	-
Loss for the year	$ (5,519,089)	$ (9,064,906)	$ (11,305,645)
Basic and diluted loss per share	$ (0.13)	$ (0.24)	$ (0.37)
Weighted average number of common shares outstanding	43,785,007	38,182,137	30,481,267

Consolidated Statements of Deficit
(Expressed in Canadian dollars)

		Years ended December 31	
	2002	**2001**	**2000**
Deficit, beginning of year	$ (42,865,452)	$ (33,800,546)	$ (22,494,901)
Loss for the year	(5,519,089)	(9,064,906)	(11,305,645)
Deficit, end of the year	$ (48,384,541)	$ (42,865,452)	$ (33,800,546)

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

| | Years ended December 31 | | |
	2002	2001	2000
Cash provided by (used for)			
Operating activities			
Loss for the year	$ (5,519,089)	$ (9,064,906)	$ (11,305,645)
Items not involving cash			
Depreciation	3,336	3,331	3,678
Depreciation included in exploration expenses	-	12,504	69,209
Non-cash stock-based compensation expense	374,627	-	-
Write-down of mineral property interests	-	5,555,292	-
Changes in non-cash operating working capital			
Amounts receivable	(142,978)	51,599	(11,984)
Prepaid expenses	325,258	(296,982)	(157,082)
Accounts payable and accrued liabilities	2,163,349	(444,764)	362,677
	(2,795,497)	(4,183,926)	(11,039,147)
Investing activities			
Short-term investments	5,046,267	4,858,502	(7,921,749)
Purchase of equipment	-	-	(31,696)
Mineral property acquisition costs	(1)	(75,745)	-
	5,046,266	4,782,757	(7,953,445)
Financing activities			
Common shares and warrants issued for cash,			
net of issue costs	10,804,403	(31,245)	16,473,344
Increase (decrease) in cash and equivalents	13,055,172	567,586	(2,519,248)
Cash and equivalents, beginning of year	1,434,465	866,879	3,386,127
Cash and equivalents, end of year	$ 14,489,637	$ 1,434,465	$ 866,879
Supplementary information			
Taxes paid	$ 2,779	$ 23,969	$ 20,609
Non-cash financing and investing activities			
Warrants issued in connection with mineral property agreement	$ 295,000	$ –	$ –
Warrants received in connection with mineral property agreement	$ 1,933,000	$ –	$ –

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.

Consolidated Schedules of Exploration Expenses
(Expressed in Canadian dollars)

	Burnstone	Ivanhoe	Other	Total
Cumulative expenditures, December 31, 1999	$ –	$ 7,693,170	$ 3,145	$ 7,696,315
Exploration expenses during 2000				
Assays and analysis	–	759,908	–	759,908
Depreciation	–	69,209	–	69,209
Drilling	–	6,152,644	–	6,152,644
Engineering	–	201,585	–	201,585
Environmental, socio-economic and land fees	–	371,982	3,950	375,932
Equipment rentals and leases	–	172,804	–	172,804
Geological	–	1,810,934	–	1,810,934
Site activities	–	329,335	420	329,755
Transportation	–	279,008	–	279,008
Incurred during the year	**–**	**10,147,409**	**4,370**	**10,151,779**
Cumulative expenditures, December 31, 2000	–	17,840,579	7,515	17,848,094
Exploration expenses during 2001				
Assays and analysis	–	159,672	517	160,189
Depreciation	–	12,504	–	12,504
Drilling	–	1,155,733	–	1,155,733
Engineering	–	121,935	–	121,935
Environmental, socio-economic and land fees	–	357,784	11,389	369,173
Equipment rentals and leases	–	(12,278)	–	(12,278)
Geological	–	775,396	–	775,396
Site activities	–	201,421	–	201,421
Transportation	–	93,001	–	93,001
Incurred during the year	**–**	**2,865,168**	**11,906**	**2,877,074**
Cumulative expenditures, December 31, 2001	–	20,705,747	19,421	20,725,168
Exploration expenses during 2002				
Assays and analysis	215	897	–	1,112
Drilling	–	4,241	–	4,241
Engineering (note 6(c))	161,267	92,769	–	254,036
Environmental, socio-economic and land fees (note 6(c))	15,354	333,428	537	349,319
Equipment rentals and leases	1,609	7,469	–	9,078
Exploration option payments	2,094,760	–	–	2,094,760
Exploration option payments received	–	–	(50,000)	(50,000)
Geological (note 6(c))	253,699	168,525	–	422,224
Graphics	3,033	32,516	–	35,549
Reclamation	–	83,288	–	83,288
Site activities	46,963	78,096	–	125,059
Transportation	13,926	27,793	–	41,719
Incurred during the year	**2,590,826**	**829,022**	**(49,463)**	**3,370,385**
Cumulative expenditures, December 31, 2002	**$ 2,590,826**	**$ 21,534,769**	**$ (30,042)**	**$ 24,095,553**

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.

Notes to Consolidated Financial Statements
Year ended December 31, 2002
(Expressed in Canadian Dollars)

---

1.   **Nature of operations**

Great Basin Gold Ltd. ("Great Basin" or the "Company") was incorporated under the laws of the Province of British Columbia and its principal business activity is the exploration of mineral property interests. The Company's principal mineral property interests are the Ivanhoe Property located in Nevada, United States of America, and the Burnstone Gold Property located in the Republic of South Africa (note 5).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, confirmation of the Company's interest in the underlying mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

2.   **Basis of presentation and principles of consolidation**

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

3.   **Significant accounting policies**

(a)   Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b)   Short-term investments

Short-term investments include highly liquid investments with terms to maturity of three to twelve months when purchased. Short-term investments are carried at the lower of cost plus accrued interest and quoted fair market value.

(c)   Reclamation deposits

Reclamation deposits are recorded at cost.

(d)   Investments

Investments capable of reasonably prompt liquidation are carried at the lower of cost and quoted market value. Investments where the Company has the ability to exercise significant influence are

GREAT BASIN GOLD LTD.

Notes to Consolidated Financial Statements
Year ended December 31, 2002
(Expressed in Canadian Dollars)

accounted for on the equity basis where the investment is initially recorded at cost and subsequently adjusted for the Company's share of the income or loss and capital transactions of the investee, less provision, if any, for permanent impairment in value.

(e)   Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the related equipment. Depreciation on equipment used directly on exploration projects is included in exploration expenses until the related property is placed into production.

(f)   Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

(g)   Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached.

(h)   Foreign currency translation

All of the Company's foreign operations are considered integrated.

Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

GREAT BASIN GOLD LTD.

Notes to Consolidated Financial Statements
Year ended December 31, 2002
(Expressed in Canadian Dollars)

(i)   *Loss per common share*

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

(j)   *Fair value of financial instruments*

The carrying amounts of cash and equivalents, short-term investments, amounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate fair value due to their short term nature. The quoted market value of the warrants received from Hecla Mining Company is disclosed in note 5(a). Fair value estimates are made at the date of issuance, and at the balance sheet date, based on relevant market information and information about the financial instruments.

(k)   *Use of estimates*

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and rates for depreciation, as well as the assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from these estimates.

(l)   *Segment disclosures*

The Company operates in a single segment, being exploration of mineral properties, within the geographic areas disclosed in note 9. Other than exploration expenses, substantially all of the Company's net expenses are incurred in Canada.

(m)   *Stock-based compensation* (see also note 3(n))

The Company has a stock option plan which is described in note 6(c). The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

No compensation cost is required to be recorded for all other non-cash stock-based employee compensation awards. Consideration paid by employees upon the exercise of stock options is credited to share capital. The Company presents in the notes to the financial statements the pro forma loss and loss per share had the fair value method been used to account for employee non-cash stock-based compensation awards (note 6(c)).

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

(n)   *Change in Accounting Policy – Stock-Based Compensation*

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants relating to the accounting for stock-based compensation and other stock-based payments. Under the new standard, payments to non-employees, and to employees awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and is included in operations, with an offset to contributed surplus. No compensation expense is recorded for all other non-cash stock-based employee compensation awards; however pro-forma disclosure of net income and earnings per share, had the Company used the fair value method, is presented (note 6(c)).

Prior to the adoption of the new standard, no compensation expense was recorded for the Company's stock-based incentive plans when the options were granted. Any consideration paid by those exercising stock options was credited to share capital upon receipt.

The new Recommendations are applied prospectively. The adoption of this new standard has resulted in no changes to amounts previously reported.

(o)   *Income taxes*

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the

GREAT BASIN GOLD LTD.

Notes to Consolidated Financial Statements
Year ended December 31, 2002
(Expressed in Canadian Dollars)

carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(p) *Comparative figures*

Certain of the prior years' comparative figures have been restated to conform with the presentation adopted for the current year.

4. Equipment

2002	Cost	Accumulated Deprecation	Net Book Value
Computer	$ 127,795	$ 127,795	$ -
Field	349,631	349,631	-
Office	300,678	300,678	-
	$ 778,104	**$ 778,104**	**$ -**

2001	Cost	Accumulated Depreciation	Net Book Value
Computer	$ 127,795	$ 125,495	$ 2,300
Field	349,631	349,631	-
Office	300,678	299,642	1,036
	$ 778,104	**$ 774,768**	**$ 3,336**

GREAT BASIN GOLD LTD.

Notes to Consolidated Financial Statements
Year ended December 31, 2002
(Expressed in Canadian Dollars)

5. Mineral property interests

	As at December 31	
Mineral Property Acquisition Costs, net	**2002**	**2001**
Ivanhoe Property (note 5(a))		
Balance, beginning of the year	$ 5,583,348	$ 5,507,603
Incurred during the year	295,000	75,745
Estimated fair value of Hecla Warrants received	(1,933,000)	–
Balance, end of the year	3,945,348	5,583,348
Hecla Warrants (note 5(a))		
Balance, beginning of the year	–	–
Estimated fair value of Hecla Warrants received	1,933,000	–
Balance, end of the year	1,933,000	–
Ivanhoe Property	5,878,348	5,583,348
Burnstone Gold Property (note 5(b))	1	–
Casino Property (note 5(c))	1	1
Kirkland Lake Property (note 5(d))	1	1
Bissett Creek Property (note 5(e))	–	–
	$ 5,878,351	$ 5,583,350

(a) *Ivanhoe Property*
Elko County, Nevada, United States of America

On August 13, 1997, the Company and Cornucopia Resources Ltd. (now Quest Investment Corporation, formerly Stockscape.com Technologies Inc.) ("Cornucopia") entered into an agreement to acquire a 100% working interest in the Ivanhoe Property on the Carlin Trend in Nevada from Newmont Exploration Limited ("Newmont").

Pursuant to the terms of the agreement, the Company earned a 75% interest in the Ivanhoe Property in consideration for payments totalling US$5.0 million as follows:

(i)   US$1 million to Newmont;
(ii)   150% of the amount invested in shares of Cornucopia (being US$1.2 million); and
(iii)   US$2.8 million on exploration and related costs.

The Company also issued aggregate finders' fees of 125,000 shares, based on expenditures on the project, and interim financing guarantees of 98,125 shares. The financing guarantee shares were issued to certain principals of Hunter Dickinson Inc. (note 7), which acted as an agent of the Company in negotiating and guaranteeing aspects of the transaction.

(Expressed in Canadian Dollars)

The agreement provided that exploration and related costs include 150% of any amounts paid by the Company on behalf of Cornucopia pursuant to Cornucopia's reclamation obligations under the agreement. Newmont has and will continue to manage and complete an approved mine closure plan of the 1.1 square mile area of former mining operations already funded by US$4.5 million. The agreement also provided that overruns will be funded 33% each by Newmont, the Company and Cornucopia up to a total overrun of US$1.5 million, and thereafter 75% by Newmont, with the balance payable pro rata by the Company and Cornucopia. Ownership of and further expenditures on the Ivanhoe Property were to be on a 75% Company and 25% Cornucopia basis, but was amended as per below.

On March 2, 1999, the Company entered into an agreement to acquire the 25% interest in the Ivanhoe Property owned by Touchstone Resources Ltd. ("Touchstone"), a wholly owned subsidiary of Cornucopia, for consideration of 2,750,000 common shares of the Company and 250,000 warrants exercisable to purchase additional shares of the Company at $2.00 per share to June 30, 2000. These warrants were exercised during 2000. In addition, the Company assumed Cornucopia's reclamation obligations with respect to the Ivanhoe Property.

During 1998, the Company entered into an agreement for a group of claims that form part of the Ivanhoe Property. This agreement with a term of up to four 20 year terms provides for annual advance royalty payments of US$50,000 per year until 2017 and increase to US$55,000 in years 2018 to 2037. The claims are subject to net smelter return ("NSR") royalties of 2% to 5%.

In November 1999, the Company entered into an agreement to acquire 109 claims adjoining the Ivanhoe Property for US$50,000 and 75,000 common shares of the Company.

During 1999, cumulative reclamation expenditures exceeded US$6,000,000 and as required by the agreement, the Company contributed 25% of the excess from 1999 to 2002. Newmont has advised that in order to complete the reclamation, the following property reclamation costs are budgeted over the next three years:

Year	Total Reclamation Costs	The Company's 25% Share
2003	US$ 25,042	US$ 6,260
2004	25,042	6,260
2005	161,042	40,261
	US$ 211,126	**US$ 52,781**

During 2000, 2001 and 2002, US$51,992, US$19,828 and US$4,996 respectively was paid to Newmont for the Company's 25% share of actual reclamation costs incurred. US$52,781 ($83,288) (2001 - $nil) has been accrued at December 31, 2002.

On August 28, 2000, Touchstone was served with a civil summons filed in the United States District Court of Northern Nevada by United States Fidelity and Guaranty Company ("US Fidelity") as plaintiff, naming Touchstone, Cornucopia and Vista Gold Holdings Inc. and certain of their affiliates as defendants, claiming US$793,583. The civil action resulted from the reclamation

(Expressed in Canadian Dollars)

obligations concerning the Mineral Ridge Mine in Nevada pursuant to which US Fidelity issued a reclamation bond in the amount of US$1,600,000 to the Bureau of Land Management (the "BLM") in 1996. Mineral Ridge Resources, Inc., the operator of the mine, was a subsidiary of Cornucopia until Cornucopia sold its holdings to Vista Gold Holdings, Inc. As a consequence of Mineral Ridge Resources, Inc. having filed for bankruptcy protection and having abandoned the project, the BLM had taken over the project and had demanded release of the bond. US Fidelity held approximately US$950,000 in collateral securing the bond and had brought action to recover the unsecured balance of US$793,583. Touchstone was named as a defendant because it is one of the parties to the contract of indemnity. Under the terms of the March 2, 1999 agreement pursuant to which the Company acquired Touchstone from Cornucopia, Cornucopia acknowledged its obligation to indemnify and save harmless the Company from any such claims.

The Company is of the view that no material cost or loss will be incurred by Touchstone or the Company as a consequence of this action, as on April 26, 2002 the US District Court for the District of Nevada accepted the stipulation for dismissal (no costs or damages) without prejudice of all action by US Fidelity against all parties including Great Basin's subsidiary, Touchstone.

In July 2001, the Company entered into an agreement to acquire sixty-five unpatented lode mining claims for US$50,000 ($75,745) and subsequently paid the full amount. The claims adjoin the northwest corner of the Ivanhoe Property.

On June 10, 2002, the Company entered into a letter agreement with Hecla Mining Company concerning exploration, development and production on the Company's Ivanhoe property and on August 2, 2002, the formal Earn-in and Joint Operating Agreements were signed with Hecla Ventures Corp. ("Hecla"), an affiliate of Hecla Mining Company. These agreements provide that Hecla will vest in a 50% working interest in the Hollister Development Block, which is a portion of the Ivanhoe Property, subject to a purchase royalty in favor of Great Basin, provided that Hecla funds a US$21.8 million two-stage advanced exploration and development program, or otherwise achieves commercial production, and issues 4 million Hecla Mining Company share purchase warrants (the "Hecla Warrants") to Great Basin (2 million share purchase warrants exercisable at US$3.73 per share expiring on August 2, 2004 have been issued to December 31, 2002).

Using an option pricing model, the fair value of the issued Hecla Warrants on the agreement date was estimated to be $1,933,000, based on the August 2, 2002 closing price of Hecla Mining Company shares of US$3.41 on the New York Stock Exchange ("NYSE") (also based on the following assumptions: risk free interest rate of 3%; expected life of 2 years; expected volatility of 25% and expected dividends of nil), and is included in Mineral Property Interests. The Hecla Warrants are not listed on a public stock exchange. Any proceeds received on the sale of the Hecla Warrants, or the sale of the shares of Hecla Mining Company received on exercise of the Hecla Warrants, will be credited against the total cost, including this amount, when realized. Based on the December 31, 2002 closing price of Hecla shares on the NYSE of US$5.06, the fair value of the Hecla Warrants at December 31, 2002 was estimated to be $2,660,000. Concurrent with and in proportion to the Hecla Warrants, the Company agreed to issue 2 million share purchase warrants (the "Great Basin Warrants") to Hecla (1 million share purchase warrants exercisable at Cdn$1.55 per share expiring on August 2, 2004 have been issued to December 31, 2002) (note 6(d)). The fair value of the issued Great Basin Warrants on the agreement date was estimated to be $295,000

(Expressed in Canadian Dollars)

(based on the same assumptions stated in note 6(c)) and has been included in the cost of the Ivanhoe Property.

Hecla has commenced engineering and permitting work to facilitate an underground development program. Upon receipt of applicable permits, Hecla is expected to complete the Stage 1 underground development, drilling, and prefeasibility program estimated in the Earn-in Agreement at US$10.3 million, in approximately 12 months. To vest its 50% working interest, Hecla must, upon completion of Stage 1, proceed to Stage 2 within 60 days. The Stage 2 program of US$11.5 million is expected to be completed over the following 12 months and consists of underground production development and procurement of production equipment and surface facilities, with an overall goal to essentially develop the Hollister Development Block to the point of commercial production. Hecla will be the operator of the Stage 1 and Stage 2 work programs, and will continue as the operator should a positive production decision be made.

A sliding scale Purchase Price Royalty on Hecla's share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The Royalty will be payable by Hecla commencing at the point it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

(b) *Burnstone Gold Property*
Republic of South Africa ("RSA")

On November 5, 2002, the Company entered into an Option Agreement ("the Agreement") with a private South African company, Southgold Exploration (Proprietary) Limited ("Southgold"), and its shareholders, to acquire on a staged basis up to 100% of Southgold. Southgold has the right to acquire an 80% interest in the Burnstone Gold Property covering approximately 400 square kilometres of the Witwatersrand goldfield in the RSA.

Prior to November 2002, Southgold entered into a joint venture agreement with Tranter Investments (Proprietary) Limited ("Tranter"), a Black Economic Empowerment Group ("BEEG") partner, whereby Tranter will acquire a 20% interest in the Burnstone project subject to certain conditions, that were required to be completed by March 31, 2003. Tranter would then maintain its 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a Bankable Feasibility Study. Tranter would have the right, subject to certain conditions, to purchase on commercial terms an additional 6% participation interest in the Burnstone Joint Venture. Not all conditions were met by March 31, but Southgold and Tranter are working together along with Great Basin to extend the agreement on mutually acceptable terms and conditions.

On signing the Agreement, the Company paid US$1.25 million ($2,007,561) for the right to acquire the option and to explore the Burnstone Gold Property and also agreed to conduct a US$1.5 million work program prior to April 30, 2003. The Company can exercise its option and complete the purchase of Southgold by making cash and Great Basin share and share purchase warrant payments to Southgold's shareholders in two staged tranches, totalling US$2 million, 21 million Great Basin shares and 10.5 million Great Basin share purchase warrants exercisable at

(Expressed in Canadian Dollars)

US$0.75 for one year from the date of issuance. The share purchase warrants will be subject to a 45-day accelerated expiry in the event that Great Basin's common shares trade on the TSX Venture Exchange over a 20-day weighted average per share price equal to or greater than US$1.50 per common share.

On exercise of tranche one, the Company will acquire 49% of Southgold, providing it exercises tranche two, for payments to be made on or before April 30, 2003 totalling US$2 million cash and the issuance of 10 million Great Basin common shares and 5 million Great Basin share purchase warrants. The Company gave notice to exercise tranche one on April 29, 2003 and is moving to complete the closing. A finder's fee of approximately 2% is payable, to a maximum of US$1 million, as the Company acquires Southgold and makes expenditures on Burnstone Property. To December 31, 2002, $164,000 of this finder's fee had been accrued. The remaining 51% of Southgold can be acquired by a second tranche of payments, on or before January 31, 2004, of 11 million Great Basin common shares and 5.5 million Great Basin share purchase warrants. If a Bankable Feasibility Study is not completed by January 31, 2004, the Company can make 50% of the second tranche payments on each of January 31, 2004 and July 31, 2004. Any Great Basin shares issued to Southgold shareholders are subject to a voting trust agreement, whereby the holders undertake to vote with Great Basin management for a period of five years. Southgold shareholders will be entitled to nominate two members to the Board of Directors of Great Basin. Additional shares may become issuable by Great Basin to Southgold's shareholders depending on certain outcomes with respect to the Bankable Feasibility Study, such as the quantity of gold reserves, gold production costs, and the actual cost of the study.

As noted above, the Company is committed to an initial US$1.5 million work program, including in-fill drilling at Burnstone. This program was completed prior to April 30, 2003. This initial work program was agreed upon by a Management Committee consisting of representatives from Great Basin, Southgold and Tranter. Results from this program will be incorporated into a Bankable Feasibility Study.

(c) *Casino Property*
Whitehorse Mining District, Yukon, Canada

The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd. ("Wildrose"), the optionee, can earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee has agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company's 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

During fiscal 2001, the acquisition costs associated with the Casino Property were written down to a nominal amount to reflect extended depressed conditions in the metal markets, and the Company's intention to defer work on the property pending a sustained recovery both of metal prices and the economy.

(Expressed in Canadian Dollars)

On July 15, 2002, the Company agreed to option the Casino property (the "Property") to CRS Copper Resources Ltd. ("CRS"), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted CRS an option ("the Option") to purchase 100% of Great Basin's interest in the claims and interests comprising the Property for $1,000,000, plus applicable taxes, payable at the option of CRS in cash or CRS common shares, provided that CRS shares are listed on the TSX Venture Exchange or another recognized exchange (the "Exchange") and have certain minimum trading volumes.

The Option may be exercised at any time from the date of the agreement to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. If CRS elects to terminate the agreement without exercising the Option or allows it to lapse, CRS must pay to Great Basin a "break fee" of $25,000, plus applicable taxes. CRS is required to make interim option payments to Great Basin at the time that CRS is listed on an Exchange, of 100,000 CRS shares, plus warrants to purchase another 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing CRS market price permitted by the policies of the Exchange. CRS will issue a further such warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 CRS shares. If CRS is not listed by December 31, 2002, CRS must pay to Great Basin $50,000 plus applicable taxes, in lieu of the 100,000 shares, to keep the Option in good standing. This CRS option payment was received by the Company in December 2002. A further $50,000 plus taxes is payable on December 31, 2003 if CRS is not listed by that date. Great Basin may terminate the Option on or after December 31, 2003, unless the cash payments have been made, in which event the Option can be extended to accommodate a listing no later than December 31, 2004 (and providing that such a listing is continued thereafter).

CRS has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay Property holding costs for a minimum period of two years from the effective date of termination.

In the event the Option is exercised and a decision is made to put the Property into commercial production, CRS will pay to Great Basin $1,000,000 in cash, plus applicable taxes, within 30 days of that decision.

(d) *Kirkland Lake Property*
Ontario, Canada

In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1.

The Company continues to maintain the Kirkland Lake property in good standing.

(Expressed in Canadian Dollars)

(e) *Bissett Creek Property*
Ontario, Canada

In 1992, the future economic benefit of the Bissett Creek graphite property became uncertain. While not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written off.

In January 1997, the Company reached an agreement to sell its interest in the Bissett Creek graphite property to an arm's length private company (the "Purchaser") for a production royalty equal to $32 per tonne of graphite concentrate produced, net of existing royalties, and subject to an annual minimum preproduction royalty of $30,000 per year. Under the agreement, the Purchaser assumed all existing property royalties and mineral property maintenance requirements. Subsequent to December 31, 1997, the required royalty payments were never made to the Company. Accordingly, the Company believed the Purchaser was in default of the agreement and in 1999, the Company commenced an action to cure the default or re-obtain ownership.

In February 2001, the Company was served with a statement of claim by the Purchaser, alleging that the Purchaser suffered damages of $3,037,000 as compensation for the loss of an alleged agreement to sell the Bissett Creek property that it had negotiated with an arm's length purchaser. In December 2001, the property was returned to the original owner and was written off, as the Company believed that the claim was without merit. In May 2002, the claim was settled by an agreement signed between the Company and the Purchaser. Under the agreement, the Purchaser dismissed the action and agreed to return all the documents related to the property.

GREAT BASIN GOLD LTD.
(Expressed in Canadian Dollars)

6. Share capital

(a) Authorized share capital

The Company's authorized share capital consists of 200,000,000 (2001: 100,000,000) common shares without par value. The increase in authorized share capital during 2002 was approved at the annual general meeting of shareholders held on June 28, 2002.

(b) Issued and outstanding common shares

	Number of Shares	Amount
Balance, December 31, 1999	27,723,006	$ 39,511,316
Issued during 2000:		
Share purchase options exercised	146,800	190,297
Share purchase warrants exercised	5,312,331	6,983,902
Private placement, August 2000, net of issue costs (note 6(e))	5,000,000	9,299,145
Balance, December 31, 2000	38,182,137	55,984,660
Additional share issue costs	–	(31,245)
Balance, December 31, 2001	38,182,137	55,953,415
Issued during 2002:		
Share purchase options exercised (note 6(c))	179,900	156,018
Share purchase warrants exercised (note 6(e))	2,007,000	2,007,000
Agent's share purchase options exercised (note 6(e))	500,000	500,000
Agent's share purchase warrants exercised (note 6(e))	250,000	250,000
Private placement, May 2002, net of issue costs (note 6(f))	5,616,612	7,700,570
Private placement, August 2002, net of issue costs (note 6(g))	125,715	190,815
Balance, December 31, 2002	**46,861,364**	**$ 66,757,818**

(c) Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and consultants to acquire up to 8,195,000 common shares, of which 6,650,100 are outstanding at December 31, 2002. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than market price, less permissible discounts, on the TSX Venture Exchange. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment or term of engagement, except in the case of death, in which case they terminate on the earlier of the option expiration date and one year from the date of death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

GREAT BASIN GOLD LTD.

Notes to Consolidated Financial Statements
Year ended December 31, 2002
(Expressed in Canadian Dollars)

The continuity of share purchase options is:

	Weighted average exercise price	Number of options	Contractual weighted average remaining life (years)
Balance, December 31, 1999	$1.18	2,147,700	1.58
Granted	$1.75	31,800	
Exercised	$1.30	(146,800)	
Expired or cancelled	$2.06	(39,600)	
Balance, December 31, 2000	$1.16	1,993,100	0.29
Granted	$0.65	2,720,000	
Expired or cancelled	$1.15	(2,001,200)	
Balance, December 31, 2001	$0.95	2,711,900	3.74
Granted*	$1.44	4,174,800	
Exercised	$0.87	(179,900)	
Expired or cancelled	$1.68	(56,700)	
Balance, December 31, 2002	**$1.24**	**6,650,100**	**2.38**

* 725,500 of non-employee stock options which were granted on May 24, 2002, exercisable at $1.70 per share, were repriced to $1.17 per share on December 11, 2002, with no change to the expiry date.

As at December 31, 2002, 6,551,100 of the options outstanding had vested with optionees.

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted to non-employees during the year have been reflected in the statement of operations as follows:

Exploration		
Engineering	$	7,347
Environmental, socioeconomic and land		20,210
Geological		107,191
		134,748
Office and administration		239,879
Total compensation cost recognized in operations, credited to contributed surplus	**$**	**374,627**

(Expressed in Canadian Dollars)

Had the Company used the fair value method to determine compensation cost for directors, officers and employees, the Company's loss, basic loss per share, and diluted loss per share would have been as follows:

2002	Loss	Basic loss per share	Diluted loss per share
As reported	$ (5,519,089)	$ (0.13)	$ (0.13)
Estimated fair value of non-cash stock-based compensation to directors, officers and employees	(1,204,907)	(0.03)	(0.03)
Pro-forma	**$ (6,723,996)**	**$ (0.16)**	**$ (0.16)**

The weighted-average assumptions used to estimate the fair value of options granted during the year were:

Risk free interest rate	3%
Expected life	2.07 years
Expected volatility	50%
Expected dividends	nil

Summary of the options outstanding at December 31, 2002 is as follows:

Expiry date	Option price	Number of options
February 12, 2003	$0.96	10,000
June 11, 2003	$0.90	33,300
June 26, 2003	$0.97	30,000
September 11, 2003	$0.55	1,000
November 21, 2003	$0.63	100,000
December 27, 2003	$0.75	5,000
December 30, 2003	$1.70	2,109,300
December 30, 2003	$1.17	721,500
January 10, 2006	$0.96	2,030,000
January 10, 2006	$0.63	300,000
December 20, 2004	$1.17	238,000
December 20, 2007	$1.17	1,072,000
Average option price and totals	**$1.24**	**6,650,100**

Subsequent to December 31, 2002, 163,000 options were exercised for proceeds of $176,154. Also subsequent to December 31, 2002, 300,000 options with an exercise price of $1.80 for a two year period were granted to non-employees.

(Expressed in Canadian Dollars)

(d) *Share purchase warrants*

The continuity of share purchase warrants is:

Note Reference	6(e)	6(f)	6(g)	5(a)	
Expiry date	March 15, 2002	June 3, 2003	Dec. 27, 2003	August 2, 2004	
Exercise price	$1.00	$1.65	$1.85	$1.55	TOTAL
Balance, December 31, 2000	2,500,000	–	–	–	2,500,000
Issued	–	–	–	–	–
Exercised	–	–	–	–	–
Balance December 31, 2001	2,500,000	–	–	–	2,500,000
Issued	–	5,616,612	125,715	1,000,000	6,742,327
Exercised	(2,007,000)	–	–	–	(2,007,000)
Expired	(493,000)	–	–	–	(493,000)
Balance December 31, 2002	**–**	**5,616,612**	**125,715**	**1,000,000**	**6,742,327**

(e) *Special warrant private placement, August 2000*

On August 9, 2000, the Company entered into a financing agreement with Loewen Ondaatje McCutcheon Limited ("LOM") to raise up to $10 million by way of a private placement of special warrants. The placement consisted of 5,000,000 special warrants at $2.00 per special warrant. Each special warrant was exchanged upon prospectus clearance, which occurred on December 19, 2000, for one unit consisting of one common share and one half of a common share purchase warrant for no further consideration. One full warrant was exercisable at $2.50 into a common share for one year (see below). LOM received a fee of $600,000 and a compensation option to purchase 500,000 units at $2.00 per unit for a twelve month period from closing.

On February 23, 2001, the Company amended the terms of the 2,500,000 outstanding share purchase warrants, 500,000 agent’s share purchase options and 250,000 agent’s share purchase warrants. The exercise price of the options and warrants was reduced to $1.00 from $2.50, but was subject to an accelerated expiry of 30 days if the Company’s shares traded on the TSX Venture Exchange for ten consecutive days at a price of at least $1.20 per share. The term of the options and warrants was extended for one year until August 16, 2002. At February 14, 2002, the accelerated expiry condition was met and the warrants and options were set to expire on March 15, 2002. By March 15, 2002, the agent’s options and warrants and 2,007,000 of the share purchase warrants had been exercised. The remaining 493,000 warrants expired unexercised.

GREAT BASIN GOLD LTD.

Notes to Consolidated Financial Statements
Year ended December 31, 2002
(Expressed in Canadian Dollars)

(f)   *Private placement financing, May 2002*

On May 23, 2002, the Company entered into a financing agreement with LOM to raise up to $7.8 million by way of a private placement. The placement, which closed on June 3, 2002, consisted of 5,207,233 units at a price of $1.50 per unit.   409,379 units of Great Basin were issued as a commission pursuant to this private placement, for a total issuance of 5,616,612 units. Each unit is comprised of one common share and a share purchase warrant exercisable to purchase an additional share at $1.65 until June 3, 2003. If the shares have a closing price of at least $2.50 per share on the TSX Venture Exchange over any 10 consecutive trading day period, the warrants will be subject to a 45 day accelerated expiry.

(g)   *Private placement financing, August 2002*

On August 27, 2002, the Company completed a private placement financing of 125,715 units at a price of $1.65 per unit. Each unit was comprised of one common share and a common share purchase warrant exercisable at $1.85 until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company's shares trade on the TSX Venture Exchange at or above $2.78 for ten consecutive trading days.

(h)   *Financing subsequent to December 31, 2002*

On January 30, 2003, the Company completed a brokered private placement financing of 5,600,000 units at a price of $1.80 per unit. Each unit was comprised of one common share and one half of a common share purchase warrant exercisable at $1.80 per common share until January 30, 2004. The Company issued 336,000 warrants to the agent for this private placement that entitle the agent to purchase 336,000 units at $1.80 per unit for a twelve month period.

(i)   *Contributed surplus*

Balance, December 31, 2001 and 2000	$	–
Changes during 2002:		
Non-cash stock-based compensation to non-employees (note 6(c))		374,627
Great Basin Warrants issued pursuant to Hecla Earn-in Agreement, August 2002 (note 5(a))		295,000
Contributed surplus, December 31, 2002	**$**	**669,627**

GREAT BASIN GOLD LTD.

Notes to Consolidated Financial Statements
Year ended December 31, 2002
(Expressed in Canadian Dollars)

7. **Related party transactions and balances**

Reimbursement for third party expenses and services rendered	Years ended December 31,		
	2002	**2001**	**2000**
Hunter Dickinson Inc. (a)	$ 1,027,802	$ 1,173,389	$ 1,866,656
Mainland Exploration Limited Partnership (b)	$ -	$ -	$ 350,000

Prepaid expenses	December 31 2002	December 31 2001
Hunter Dickinson Inc. (a)	$ 694,846	$ 991,301
Hunter Dickinson Group Inc. (a)	(43,153)	–
Other prepaid expenses	18,930	4,580
	$ 670,623	**$ 995,881**

(a) Hunter Dickinson Inc. and Hunter Dickinson Group Inc. are private companies with certain common directors that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

(b) Mainland Exploration Limited Partnership ("Mainland") is a limited partnership that provides merger, acquisition, financing and other corporate services. Certain directors of the Company are also directors of Mainland's general partner.

(c) Related party balances receivable, which are non-interest bearing and are payable on demand, are included in prepaid expenses on the consolidated balance sheets. Payable balances arise from services having been received from, and third party costs having been paid by, the related party in excess of amounts that have been prepaid.

8. **Income taxes**

Substantially all of the difference between the actual income tax expense (recovery) of $nil and the expected income tax recovery based on statutory tax rates relates to the benefit of losses not recognized.

GREAT BASIN GOLD LTD.

Notes to Consolidated Financial Statements
Year ended December 31, 2002
(Expressed in Canadian Dollars)

As at December 31, 2002 the tax effect of the significant components within the Company's future tax asset (liability) were as follows:

	December 31	
	2002	**2001**
Future income tax assets		
Mineral properties	$ 4,722,000	$ 4,878,000
Loss carry forwards	10,842,000	9,640,000
Other tax pools	279,000	351,000
Subtotal	15,843,000	14,869,000
Valuation allowance	(13,944,000)	(12,970,000)
Net future income tax asset	1,899,000	1,899,000
Future income tax liability		
Mineral properties	(1,899,000)	(1,899,000)
Net future income tax asset (liability)	$ –	$ –

At December 31, 2002, the Company has available losses for income tax purposes in Canada totaling approximately $7.7 million (2001 - $5.4 million), expiring at various times from 2003 to 2009. The Company also has capital losses available of $1.0 million (2001 - $1.0 million), which can be used to offset future capital gains. The Company also has available resource tax pools in Canada of approximately $7.4 million (2001 - $7.4 million), which may be carried forward and utilized to reduce future taxes and income. Included in the $7.4 million (2001 - $7.4 million) of resource tax pools is $2.9 million (2001 - $2.9 million) that is successored, which can only be utilized from taxable income from specific mineral properties.

At December 31, 2002, the Company also has net operating loss carry forwards for United States income tax purposes of approximately US$14.6 million (2001 - US$13.7 million) which, if not utilized to reduce United States taxable income in future periods, expires through the year 2021. These available tax losses may only be applied to offset future taxable income from the Company's current United States subsidiaries and a portion are limited to approximately 6% per year. In addition, the Company has available resource tax pools in the United States of approximately US$3.9 million (2001 - US$4.1 million), which are being deducted over a 10 year period starting with the year they were incurred.

9.   **Segmented information**

The Company considers itself to operate in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

	2002	**2001**
Canada		
Assets excluding mineral property interests	$ 15,327,770	$ 7,522,606
Mineral property interests	1,933,002	2
United States		
Assets excluding mineral property interests	7,500	7,500
Mineral property interests	3,945,348	5,583,348
Republic of South Africa		
Assets excluding mineral property interests	18,125	–
Mineral property interests	1	–
Total assets	$ 21,231,746	$ 13,113,456

Substantially all of the Company's capital expenditures during fiscal 2002, 2001 and 2000 were made in Canada. The Company has an option right on the Burnstone Gold Property located in the Republic of South Africa (note 5(b)).

10.   **Differences between Canadian and United States generally accepted accounting principles**

As disclosed in note 2, these financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, for purposes of the Company, conform, in all material respects, with United States GAAP except as described below.

(a)   *Stock-based compensation*

Statement of Financial Accounting Standards ("SFAS") No. 123 requires that share-based compensation be accounted for based on a fair value methodology, although it allows the effects of share-based compensation to employees to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for share-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25"). For US GAAP purposes, the Company has elected to account for all non-cash stock-based compensation plans to employees using the intrinsic value method. The share-based compensation expense in respect of the repricing of share options granted to employees, under US GAAP, would be $nil for the year ended December 31, 2002 (2001 - $630,000 and 2000 - $nil).

Under US GAAP, share options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided, or the consideration issued. The compensation cost is measured based on the fair value of share options granted, with the compensation cost being charged to operations.

GREAT BASIN GOLD LTD.

Notes to Consolidated Financial Statements
Year ended December 31, 2002
(Expressed in Canadian Dollars)

As of January 1, 2002, the Company has adopted the new recommendations of Canadian Institute of Chartered Accountants respecting stock-based compensation (note 2(n)). Accordingly, there are no material differences in the treatment by the Company of stock-based compensation under US GAAP and Canadian GAAP for the year ended December 31, 2002.

The share-based compensation expense in respect of non-employee share options, based upon the fair value of the options using an option pricing model, which was required to be charged to operations under US GAAP, and not under Canadian GAAP, for the year ended December 31, 2001 was $230,000 and for the year ended December 31, 2000 was $41,000.

(b) *Fair value of financial instruments*

US GAAP requires investments in available-for-sale securities to be recorded at fair value in accordance with SFAS 115, "*Accounting for Certain Investments in Debt and Equity Securities*". Unrealized gains and losses are recorded as other comprehensive income (see below) which is a separate component of shareholders' equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is similar to Canadian GAAP.

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS 130, "*Reporting Comprehensive Income*", which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income (loss) comprises net income (loss) and all changes to shareholders' equity except those resulting from investments by owners and distributions to owners.

Under US GAAP, the Hecla Warrants would be considered derivative financial instruments and would be accounted for under SFAS 133, "*Accounting for Derivative Instruments and Hedging Activities*", until they are exercised. Once exercised, the shares of Hecla Mining Company received would be considered an available-for-sale security and would be accounted for under SFAS 115. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value. Changes in the fair value of a derivative financial instrument are charged to operations if the instrument does not qualify as a hedge, or to operations or other comprehensive income, a separate component of shareholders' equity, if it does qualify as a hedge.

Canadian GAAP does not allow the presentation of comprehensive income (loss).

GREAT BASIN GOLD LTD.

Notes to Consolidated Financial Statements
Year ended December 31, 2002
(Expressed in Canadian Dollars)

(c)   *Summary of effect of differences in Canadian and US GAAP*

The effect of the above differences between Canadian GAAP and US GAAP on the balance sheet and statement of operations and deficit is summarized as follows:

Share capital and contributed surplus	2002	2001
Share capital and contributed surplus under Canadian GAAP	$ 67,427,445	$55,953,415
Share-based compensation	2,658,000	2,658,000
Share capital and contributed surplus under US GAAP	**$ 70,085,445**	**$58,611,415**

Deficit	2002	2001
Deficit under Canadian GAAP	$ 48,384,541	$ 42,865,451
Share-based compensation	2,658,000	2,658,000
Mark-to-market adjustment, Hecla Warrants (note 5(a))	(727,000)	–
Deficit under US GAAP	**$ 50,315,541**	**$ 45,523,451**

Total assets	2002	2001
Total assets under Canadian GAAP	$ 21,231,746	$13,113,456
Mark-to-market adjustment, Hecla Warrants	727,000	–
Total assets under US GAAP	**$ 21,958,746**	**$13,113,456**

Loss for the year	2002	2001	2000
Loss for the year under Canadian GAAP	$ 5,519,089	$ 9,064,905	$ 11,305,645
Share-based compensation	–	860,000	41,000
Mark-to-market adjustment, Hecla Warrants (note 5(a))	(727,000)	–	–
Loss for the year under US GAAP	**$ 4,792,089**	**$ 9,924,905**	**$ 11,346,645**
Loss per share under US GAAP	**$ (0.13)**	**$ (0.26)**	**$ (0.37)**